The information in this preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)
Registration No. 333-137562
Subject to completion, dated December 4, 2006
Prospectus Supplement
(To Prospectus dated October 20, 2006)
6,900,000 Common Units
Representing Limited Partner Interests

We are selling 6,900,000 common units representing limited partner interests in Williams Partners L.P. Our common units are listed on the New York Stock Exchange under the symbol “WPZ.” The last reported sales price of our common units on the New York Stock Exchange on November 29, 2006 was $39.14 per common unit.
In separate transactions exempt from registration under the Securities Act of 1933, we are concurrently offering an aggregate of $600.0 million of senior notes in a private placement to qualified institutional buyers and to non-U.S. persons in offshore transactions, and we have entered into an agreement to sell in a private placement an aggregate of approximately $350.0 million of common units and Class B units to qualified institutional buyers. This offering of common units is conditioned upon the closing of the private placement of senior notes, and the private placement of senior notes is conditioned upon the closing of this offering of common units. Neither this offering of common units nor the private placement of senior notes is conditioned upon the closing of the private placement of common units and Class B units. This offering of common units, the private placement of senior notes and the private placement of common units and Class B units are all conditioned upon the closing of our acquisition of the remaining 74.9% membership interest in Williams Four Corners LLC that we do not currently own. Please read “Summary—Recent Developments.”
Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-26 of this prospectus supplement.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to Williams Partners L.P. (before expenses)	$	$
We have granted the underwriters a 30-day option to purchase up to an additional 1,035,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 6,900,000 common units in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                  , 2006.

Joint Book-Running Managers

Lehman Brothers	Citigroup

Merrill Lynch & Co.	Wachovia Securities

Morgan Stanley	UBS Investment Bank

A.G. Edwards	Raymond James Stifel Nicolaus	RBC Capital Markets
                      , 2006

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the common unit offering varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement.
      Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Where You Can Find More Information” on page S-94 of this prospectus supplement.
      You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying base prospectus and any free writing prospectus relating to this offering of common units. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference herein is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement

i

ii

SUMMARY
      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying base prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” beginning on page S-26 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2005, for information regarding risks you should consider before investing in our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.
      For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, references in this prospectus supplement to “Williams Partners L.P.,” “we,” “our,” “us” or like terms, when used in the present tense, prospectively or for historical periods since August 23, 2005, refer to Williams Partners L.P. and its subsidiaries. References to “our predecessor,” or to “we,” “our,” “us” or like terms for historical periods prior to August 23, 2005, refer to the assets of The Williams Companies, Inc. and its subsidiaries, which were contributed to us at the closing of our initial public offering on August 23, 2005. In either case, unless the context clearly indicates otherwise, references to “Williams Partners L.P.,” “we,” “our,” “us” or like terms generally include the operations of Discovery Producer Services LLC, or Discovery, in which we own a 40% interest, and Williams Four Corners LLC, or Four Corners, in which we currently own a 25.1% interest, and in which we will own a 100% interest upon consummation of the transactions discussed in this prospectus supplement. When we refer to Discovery and Four Corners by name, we are referring exclusively to their respective businesses and operations. Unless otherwise indicated, references in this prospectus supplement to “Williams” or “The Williams Companies, Inc.” refer to The Williams Companies, Inc. and its subsidiaries.
Williams Partners L.P.
      We are a Delaware limited partnership formed by Williams in February 2005, to own, operate and acquire a diversified portfolio of complementary energy assets. We are principally engaged in the business of gathering, transporting and processing natural gas and fractionating and storing natural gas liquids. Fractionation is the process by which a mixed stream of natural gas liquids is separated into its constituent products, such as ethane, propane and butane. These natural gas liquids result from natural gas processing and crude oil refining and are used as petrochemical feedstocks, heating fuels and gasoline additives, among other applications.
      On June 20, 2006, we acquired a 25.1% membership interest in Four Corners from Williams for $360.0 million. On November 16, 2006, we entered into an agreement to acquire the remaining 74.9% membership interest in Four Corners from Williams for aggregate consideration of $1.223 billion. We expect this acquisition to be immediately accretive to distributable cash flow on a per-unit basis. Please read “—Recent Developments—Acquisition of Remaining Interest in Four Corners” and “Acquisition of Remaining Interest in Four Corners” for more information on the proposed acquisition and the business of Four Corners. For the year ended December 31, 2005 and the nine months ended September 30, 2006, a 100% interest in Four Corners generated Adjusted EBITDA of approximately $153.2 million and $136.7 million, respectively. Please read “—Summary Historical and Pro Forma Financial and Operating Data” for a definition of Adjusted EBITDA and a reconciliation to its most directly related comparable financial measures calculated and presented in accordance with United States generally accepted accounting principles, or GAAP. We intend to acquire additional assets in the future and have a management team dedicated to a growth strategy.

      Upon completion of our acquisition of the remaining 74.9% membership interest in Four Corners, our asset portfolio will consist of:

•	a 100% interest in Four Corners, which owns a 3,500-mile natural gas gathering system, including three natural gas processing plants and two natural gas treating plants, located in the San Juan Basin in Colorado and New Mexico. The Four Corners pipeline system gathers approximately 37% of the natural gas produced in the San Juan Basin and connects with the five pipeline systems that transport natural gas to end markets from the basin. Approximately 40% of the supply connected to the Four Corners pipeline system in the San Juan Basin is produced from conventional reservoirs and approximately 60% is produced from coal bed reservoirs. Four Corners is currently the only company in the basin that is the owner and operator of both major conventional natural gas and coal bed methane gathering, processing and treating facilities in the San Juan Basin;

•	a 40% interest in Discovery, which owns an integrated natural gas gathering and transportation pipeline system extending from offshore in the Gulf of Mexico to a natural gas processing facility and a natural gas liquids fractionator in Louisiana. Discovery provides integrated “wellhead to market” services to natural gas producers operating in the shallow and deep waters of the Gulf of Mexico off the coast of Louisiana. Discovery has interconnections with six natural gas pipeline systems, which allow producers to benefit from flexible and diversified access to a variety of natural gas markets. The Discovery mainline has a design capacity of 600 million cubic feet per day;

•	the Carbonate Trend natural gas gathering pipeline that gathers sour gas production from the Carbonate Trend area off the coast of Alabama. The pipeline has a maximum design capacity of 120 million cubic feet per day; and

•	three integrated natural gas liquids storage facilities with an aggregate capacity of 20 million barrels and a 50% undivided interest in a natural gas liquids fractionator near Conway, Kansas, which is the principal natural gas liquids market hub for the Mid-Continent region of the United States. We believe our integrated natural gas liquids storage facility at Conway is one of the largest in the Mid-Continent region.
      We manage our business and analyze our results of operations on a segment basis. Our operations are divided into two business segments:

•	Gathering and Processing. Upon completion of our acquisition of the remaining 74.9% interest in Four Corners, our Gathering and Processing segment will include (1) our 100% ownership interest in Four Corners, (2) our 40% ownership interest in Discovery and (3) the Carbonate Trend natural gas gathering pipeline. These assets generate revenues by providing natural gas gathering, transporting and processing services and integrated natural gas liquid fractionating services to customers under a range of contractual arrangements. Although Discovery includes fractionation operations, which would normally fall within the NGL Services segment, it is primarily engaged in gathering and processing and we manage it as such.

•	NGL Services. Our NGL Services segment includes three integrated natural gas liquids storage facilities and a 50% undivided interest in a natural gas liquids fractionator near Conway, Kansas. These assets generate revenues by providing stand-alone natural gas liquids fractionation and storage services using various fee-based contractual arrangements where we receive a fee or fees based on actual or contracted volumetric measures.
      Historically, we have accounted for each of our 25.1% interest in Four Corners and our 40% interest in Discovery as equity investments, and therefore have not consolidated their financial results. Upon our acquisition of the remaining 74.9% interest in Four Corners as discussed under “—Recent Developments—Acquisition of Remaining Interest in Four Corners,” we will own 100% of Four Corners and will consolidate its financial results. Please read “—Summary Historical and Pro Forma Financial and Operating Data” for information regarding our and Four Corners’ financial and operating results.

      For the year ended December 31, 2005:

•	on a pro forma basis, our Adjusted EBITDA Excluding Equity Investments (with our 40% interest in Discovery representing our only equity investment) was $164.0 million;

•	on a pro forma basis, our Distributable Cash Flow Excluding Equity Investments (with our 40% interest in Discovery representing our only equity investment) was $91.1 million;

•	on a historical basis, Adjusted EBITDA with respect to our 40% interest in Discovery was $17.6 million; and

•	on a historical basis, Distributable Cash Flow with respect to our 40% interest in Discovery was $17.2 million.
      For the nine months ended September 30, 2006:

•	on a pro forma basis, our Adjusted EBITDA Excluding Equity Investments (with our 40% interest in Discovery representing our only equity investment) was $144.5 million;

•	on a pro forma basis, our Distributable Cash Flow Excluding Equity Investments (with our 40% interest in Discovery representing our only equity investment) was $84.7 million;

•	on a historical basis, Adjusted EBITDA with respect to our 40% interest in Discovery was $17.1 million; and

•	on a historical basis, Distributable Cash Flow with respect to our 40% interest in Discovery was $17.3 million.
For a definition of our Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments and Discovery’s Adjusted EBITDA and Distributable Cash Flow and a reconciliation of each to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Summary Historical and Pro Forma Financial and Operating Data.” Please read “—Summary Historical and Pro Forma Financial and Operating Data” for information regarding Discovery’s historical financial and operating results.
Business Strategies
      Our primary business objectives are to generate stable cash flows sufficient to make quarterly cash distributions to our unitholders and to increase quarterly cash distributions over time by executing the following strategies:

•	grow through accretive acquisitions of complementary energy assets from third parties, Williams or both, such as our proposed acquisition of the remaining 74.9% interest in Four Corners;

•	leverage the scale, reliability and competitive position of Four Corners, which is a leading provider of natural gas gathering, processing and treating services in the San Juan Basin;

•	capitalize on expected long-term increases in natural gas production in proximity to Discovery’s pipelines in the Gulf of Mexico;

•	optimize the benefits of our scale, strategic location and pipeline connectivity serving the Mid- Continent natural gas liquids market; and

•	manage our existing and future asset portfolio to minimize the volatility of our cash flows.

Competitive Strengths
      We believe we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	our ability to grow through acquisitions is enhanced by our affiliation with Williams, and we expect this relationship to provide us access to attractive acquisition opportunities, such as our proposed acquisition of the remaining 74.9% interest in Four Corners;

•	our assets are strategically located in areas with high demand for our services;

•	our assets are diversified geographically and encompass important aspects of the midstream natural gas and natural gas liquids businesses;

•	the senior management team and board of directors of our general partner have extensive industry experience and include some of the most senior officers of Williams; and

•	Williams has established a reputation in the midstream natural gas and natural gas liquids industry as a reliable and cost-effective operator, and we believe that we and our customers will benefit from Williams’ scale and operational expertise as well as our access to the broad array of midstream services that Williams offers.
Recent Developments

Private Placement of Common Units and Class B Units
      On December 1, 2006, we entered into an agreement with certain qualified institutional buyers to sell approximately $350.0 million of common units and Class B units in a private placement that will consist of 2,905,030 common units with the balance in Class B units. The negotiated purchase price for the units was $36.59 per common unit and $35.81 per Class B unit, subject to a maximum purchase price per common unit of 2.0% less than the price per common unit to investors in this offering and a maximum purchase price per Class B unit of 3.4% less than the price per common unit to investors in this offering, in each case, before underwriting discounts and commissions and offering expenses. We expect to receive net proceeds of approximately $346.5 million after placement fees from the sale of common units and Class B units in the private placement, which we will use to fund a portion of the aggregate consideration for the remaining interest in Four Corners. Purchasers in the private placement may not offer, sell, pledge or otherwise transfer or dispose of any common units held by such purchasers or their affiliates from December 1, 2006 to the closing date and may not sell any common units or Class B units purchased in the private placement for 60 days from the closing date.
      This offering of common units is not conditioned upon the closing of the private placement of common units and Class B units. The private placement of common units and Class B units is conditioned upon the closing of our acquisition of the remaining 74.9% membership interest in Four Corners.

Acquisition of Remaining Interest in Four Corners

General
      On June 20, 2006, we acquired a 25.1% membership interest in Four Corners from Williams for $360.0 million. On November 16, 2006, we entered into a purchase and sale agreement with our general partner and certain subsidiaries of Williams, pursuant to which we will acquire the remaining 74.9% membership interest in Four Corners for aggregate consideration of $1.223 billion, subject to possible adjustment in our favor, consisting of at least $900.0 million in cash, up to $325.0 million of Class B units and an increase in our general partner’s capital account to allow it to maintain its 2% general partner interest in us. Please read “—Financing” below for a discussion of how we intend to finance the acquisition. We expect this acquisition to be immediately accretive to distributable cash flow on a per-unit basis.

      Four Corners owns:

•	a 3,500-mile natural gas gathering system in the San Juan Basin in New Mexico and Colorado with capacity of two billion cubic feet per day;

•	the Ignacio natural gas processing plant in Colorado and the Kutz and Lybrook natural gas processing plants in New Mexico, which have a combined processing capacity of 760 million cubic feet per day; and

•	the Milagro and Esperanza natural gas treating plants in New Mexico, which have a combined carbon dioxide treating capacity of 750 million cubic feet per day.
      Four Corners’ customers are primarily natural gas producers in the San Juan Basin. Four Corners provides its customers with a full range of natural gas gathering, processing and treating services.
      The Four Corners pipeline system gathers approximately 37% of the natural gas produced in the San Juan Basin and connects with the five pipeline systems that transport natural gas to end markets from the basin. Approximately 40% of the supply connected to the Four Corners pipeline system in the San Juan Basin is produced from conventional reservoirs and approximately 60% is produced from coal bed reservoirs. Four Corners is currently the only company in the basin that owns and operates both major conventional and coal bed natural gas gathering, processing and treating facilities. Despite the topographically challenging terrain, Four Corners has gathering pipelines throughout most of the San Juan Basin.

Financing
      The closing of our acquisition of the remaining 74.9% interest in Four Corners is subject to the satisfaction of a number of conditions, including our ability to obtain necessary regulatory approvals and raise at least an aggregate of $900.0 million in net proceeds from the following financing transactions:

•	this offering of common units;

•	the private placement of one or more series of $600.0 million aggregate principal amount of our senior notes to qualified institutional buyers and to non-U.S. persons in offshore transactions; and

•	the private placement of $350.0 million of common units and Class B units.
      After the application of the net proceeds from these financing transactions and the increase in our general partner’s capital account to allow it to maintain its 2% general partner interest, we will cover any remaining portion of the $1.223 billion aggregate consideration for the acquisition by issuing Class B units to Williams, which will be valued at a price per Class B unit equal to the price per common unit to investors in this offering, before underwriting discounts and commissions and offering expenses, up to a maximum amount of $325.0 million of Class B units.
      We estimate that we will receive the following amounts of net proceeds from the financing transactions:

•	approximately $259.3 million in net proceeds from this offering of common units after deducting underwriting discounts but before estimated offering expenses, assuming a price per common unit to investors of $39.14, the last reported sales price per common unit on the New York Stock Exchange on November 29, 2006;

•	approximately $591.0 million in net proceeds from the private placement of one or more series of $600.0 million aggregate principal amount of our senior notes after deducting initial purchaser discounts but before estimated offering expenses; and

•	approximately $346.5 million in net proceeds from the private placement of common units and Class B units after deducting placement fees but before estimated offering expenses.
      The aggregate estimated net proceeds from these financing transactions after deducting discounts and placement fees but before estimated offering expenses total approximately $1.197 billion which, after the increase of approximately $13.6 million in our general partner’s capital account to allow it to maintain its 2%

general partner interest, would result in the issuance of approximately $17.0 million of Class B units to Williams, or approximately 435,000 Class B units, assuming a price per common unit to investors in this offering of $39.14, before underwriting discounts and commissions and offering expenses. If the aggregate net proceeds we receive from these financing transactions is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units. If the aggregate net proceeds we receive from these financing transactions is greater than $1.197 billion, we may issue fewer or no Class B units to Williams.
      The senior notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act and initially will not be guaranteed by any of our subsidiaries. In certain instances in the future, some or all of our subsidiaries may be required to guarantee our senior notes. We expect that the senior notes will mature in 2017, but we may elect to issue a portion of the senior notes in a separate series with a maturity of approximately five years.
      This prospectus supplement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any senior notes offered in the private placement and any common units or Class B units sold to qualified institutional buyers pursuant to the agreement we entered into on December 1, 2006.
      This offering of common units is conditioned upon the closing of the private placement of senior notes, and the private placement of senior notes is conditioned upon the closing of this offering of common units. Neither this offering of common units nor the private placement of senior notes is conditioned upon the closing of the private placement of common units and Class B units. However, the private placement of common units and Class B units is conditioned upon the sum of the gross proceeds of this offering and the value of the Class B units issued to Williams totaling at least $250.0 million. This offering of common units, the private placement of senior notes and the private placement of common units and Class B units are all conditioned upon the closing of our acquisition of the remaining interest in Four Corners.
      Citigroup Global Markets Inc. and Lehman Brothers Inc. are serving as Williams’ financial advisors in connection with our acquisition of the remaining interest in Four Corners. Please read “Underwriting—Relationships.”

Financial Data
      Historically, we have accounted for our 25.1% interest in Four Corners as an equity investment, and therefore have not consolidated its financial results. Upon our acquisition of the remaining interest in Four Corners, we will own 100% of Four Corners and will consolidate its financial results. For the year ended December 31, 2005 and the nine months ended September 30, 2006, a 100% interest in Four Corners generated:

•	Adjusted EBITDA of approximately $153.2 million and $136.7 million, respectively; and

•	Distributable Cash Flow, or DCF, of approximately $141.0 million and $120.4 million, respectively.
      For a definition of Adjusted EBITDA and DCF and a reconciliation of each to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Summary Historical and Pro Forma Financial and Operating Data.” Please read “—Summary Historical and Pro Forma Financial and Operating Data—Four Corners” for information regarding Four Corners’ financial and operating results.

Conflicts Committee Approval
      The conflicts committee of the board of directors of Williams Partners GP LLC, our general partner, recommended approval of our acquisition of the remaining interest in Four Corners. The conflicts committee retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. In recommending approval of the transaction, the committee based its decision in part on an opinion from the committee’s independent financial advisor that the consideration to be paid by us is fair, from a financial point of view, to us and our public unitholders.

Increase in Quarterly Cash Distribution
      On November 14, 2006, we paid a quarterly cash distribution of $0.450 per unit for the third quarter of 2006, or $1.80 per unit on an annualized basis. The distribution for the third quarter of 2006 represents an approximate 5.9% increase over the distribution for the second quarter of 2006 of $0.425 per unit and an approximate 28.6% increase over our initial distribution level for the third quarter of 2005 of $0.350 per unit that was paid on a pro rata basis from the closing of our initial public offering on August 23, 2005 to September 30, 2005.
Our Relationship with Williams
      One of our principal attributes is our relationship with Williams, an integrated energy company with 2005 revenues in excess of $12.5 billion that trades on the New York Stock Exchange, or NYSE, under the symbol “WMB.” Williams operates in a number of segments of the energy industry, including natural gas exploration and production, interstate natural gas transportation and midstream services. Williams has been in the midstream natural gas and natural gas liquids industry for more than 20 years.
      Williams has a long history of successfully pursuing and consummating energy acquisitions and intends to use our partnership as a growth vehicle for its midstream, natural gas, natural gas liquids and other complementary energy businesses. Although we expect to have the opportunity to make additional acquisitions directly from Williams in the future, we cannot say with any certainty which, if any, of these acquisition opportunities may be made available to us or if we will choose to pursue any such opportunity. In addition, through our relationship with Williams, we will have access to a significant pool of management talent and strong commercial relationships throughout the energy industry. While our relationship with Williams is a significant attribute, it is also a source of potential conflicts. For example, Williams is not restricted from competing with us. Williams may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets. Please read “Conflicts of Interest and Fiduciary Duties” in the accompanying base prospectus.
      Following this offering of common units, Williams will have a 22.0% limited partner interest (assuming we issue 435,000 Class B units to Williams in connection with our acquisition of the remaining 74.9% interest in Four Corners), all of our 2% general partner interest and our incentive distribution rights. Additionally, subsidiaries of Williams market substantially all of the natural gas liquids to which we and Discovery take title and subsidiaries of Williams have contracts with us related to processing natural gas and providing waste heat from a Milagro co-generation plant to assist in the operation of the Milagro treating plant. Please read “Certain Relationships and Related Transactions.”
Partnership Structure and Management
Management of Williams Partners L.P.
      Our operations are conducted through, and our operating assets are owned by, our operating partnership and its subsidiaries (which will now include Four Corners) and Discovery. Our general partner manages our operations and activities. The executive officers of our general partner manage our business. Some of the executive officers and directors of Williams also serve as executive officers and directors of our general partner. For more information on these individuals, please read “Directors and Executive Officers.” Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” in the accompanying base prospectus for a description of certain conflicts of interest between us and Williams.
      Unlike shareholders in a publicly traded corporation, our unitholders are not entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address
      Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and our telephone number is (918) 573-2000. Our website is located at http://www.williamslp.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
Organizational Structure After the Transactions
      Immediately upon the closing of this common unit offering, and subject to the conditions described above under “—Recent Developments—Acquisition of Remaining Interest in Four Corners—Financing”:

•	we will issue in a private placement 2,905,030 common units and approximately 6,805,492 Class B units, assuming a purchase price of $36.59 per common unit and $35.81 per Class B unit;

•	we will issue $600.0 million aggregate principal amount of senior notes in a private placement to qualified institutional buyers and to non-U.S. persons in offshore transactions. We expect that the senior notes will mature in 2017, but we may elect to issue a portion of the senior notes in a separate series with a maturity of approximately five years; and

•	we will issue approximately 435,000 Class B units to Williams assuming a price per common unit to investors in this offering of $39.14, before underwriting discounts and commissions and offering expenses in connection with our acquisition of the remaining 74.9% interest in Four Corners.
      The diagram on the following page depicts our organizational structure after giving effect to this offering of common units, the private placement of common units and Class B units, the private placement of senior notes, the issuance of Class B units to Williams and our acquisition of the remaining 74.9% interest in Four Corners.

Ownership of Williams Partners L.P.

Public Common and Class B Units	76.0%
The Williams Companies, Inc. and Affiliates Common, Class B and Subordinated Units	22.0%
General Partner Interest	2.0%

Total	100.0%

(1)	Williams Partners Finance Corporation, our wholly owned subsidiary, is co-issuer of these senior notes.

(2)	We expect that these senior notes will mature in 2017, but we may elect to issue a portion of the senior notes in a separate series with a maturity of approximately five years.

The Offering

Common units offered by us	6,900,000 common units.

7,935,000 common units if the underwriters exercise their option to purchase an additional 1,035,000 common units in full.

Units outstanding before this offering	14,598,276 common units and 7,000,000 subordinated units.

Units outstanding after this offering	24,403,306 common units, 7,000,000 subordinated units and 7,240,492 Class B units, assuming the issuance of 6,805,492 Class B units to investors in the private placement and 435,000 Class B units to Williams.

25,438,306 common units, 7,000,000 subordinated units and 7,240,492 Class B units if the underwriters exercise in full their option to purchase an additional 1,035,000 common units.

Use of proceeds	We estimate the net proceeds from this offering of common units will be approximately $259.3 million assuming a public offering price of $39.14 per common unit and after deducting underwriting discounts but before estimated offering expenses. We intend to use the net proceeds of this offering of common units, together with the net proceeds from our private placement of common units and Class B units and private placement of senior notes, which we estimate will be $1.197 billion in the aggregate:

• to pay approximately $1.192 billion of the $1.223 billion aggregate consideration to Williams to acquire the remaining 74.9% interest in Four Corners;

• to pay approximately $3.0 million of estimated expenses associated with our acquisition of the remaining interest in Four Corners and the related financing transactions, including this offering; and

• the remainder for general partnership purposes.

The remaining consideration for the 74.9% interest in Four Corners will be in the form of an increase of approximately $13.6 million in our general partner’s capital account to allow it to maintain its 2% general partner interest and the issuance of approximately $17.0 million of Class B units to Williams. If the aggregate net proceeds we receive from these financing transactions is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units. If the aggregate net proceeds we receive from these financing transactions is greater than $1.197 billion, we may issue fewer or no Class B units to Williams. We will use any excess net proceeds for general partnership purposes.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds, together with the related capital contribution of our general partner, for general partnership purposes. See “Use of Proceeds.”

Cash distributions	We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the minimum quarterly distribution to be distributed on all units.

On November 14, 2006, we paid a quarterly cash distribution of $0.450 per unit for the third quarter of 2006, or $1.80 per unit on an annualized basis. In general, after the consummation of this offering of common units and our issuance of Class B units as previously described, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

• second, 98% to the holders of Class B units and 2% to our general partner, until each Class B unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

• third, 98% to the holders of subordinated units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

• fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.4025.

If cash distributions exceed $0.4025 per unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” For a description of our cash distribution policy, please read “How We Make Cash Distributions” in the accompanying base prospectus.

Subordination period	During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units and the Class B units have received the minimum quarterly distribution plus any arrearages from prior quarters. The subordination period will end once we meet the financial tests in the partnership agreement. Except as described below, it generally cannot end before June 30, 2008.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units and any Class B units then outstanding will no longer be entitled to arrearages.

Early termination of subordination period	If we have earned and paid an amount that equals or exceeds $2.10 (150% of the annualized minimum quarterly distribution) on each outstanding unit for any four-quarter period, the subordination period will automatically terminate and all of the subordinated units will convert into common units. Please read “How We Make

Cash Distributions—Subordination Period” in the accompanying base prospectus.

Class B units	The Class B units will represent a separate class of our limited partnership interests. We will issue approximately 7,240,492 Class B units at closing, consisting of approximately 6,805,492 Class B units in the private placement of $350.0 million of common units and Class B units, based on an assumed purchase price of $35.81 per Class B unit, and approximately 435,000 Class B units to Williams, assuming a value per Class B unit of $39.14. The negotiated purchase price per Class B unit paid by the qualified institutional buyers in the private placement was $35.81 per Class B unit, subject to a maximum purchase price per Class B unit of 3.4% less than the price per common unit to investors in this offering before underwriting discounts and commissions and offering expenses. The Class B units issued to Williams will be valued at the price per common unit to investors in this offering (with no discount). If the aggregate net proceeds we receive from our financing transactions is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units based upon a value per Class B unit equal to the price per common unit to investors in this offering. If the aggregate net proceeds we receive from these financing transactions is greater than $1.197 billion, we may issue fewer or no Class B units to Williams.

The Class B units will be subordinated to common units and senior to subordinated units with respect to the payment of the minimum quarterly distribution, including any arrearages with respect to minimum quarterly distributions from prior periods. Please read “—The Offering—Cash distributions” above. The Class B Units will be subordinated to common units and senior to subordinated units with respect to the right to receive distributions upon our liquidation.

The Class B units will convert into common units on a one-for-one basis upon the approval of a majority of the votes cast by common unitholders provided that the total number of votes cast is at least a majority of common units eligible to vote (excluding common units held by Williams). We are required to seek such approval as promptly as practicable after issuance of the Class B units and not later than 180 days following closing. If we have not obtained the requisite unitholder approval of the conversion of the Class B units within 180 days of the closing date of the acquisition of the remaining interest in Four Corners, the Class B units will be entitled to receive 115% of the quarterly distribution payable on each common unit, subject to the subordination provisions described above.

The Class B units will have the same voting rights as outstanding common units and will be entitled to vote as a separate class on any matters that adversely affect the rights or preferences of the Class B units in relation to other classes of partnership interests or as required by law. The Class B units will not be entitled to vote on the approval of the conversion of the Class B units into common units.

Please read “Description of Class B Units” for more information on the terms of the Class B units.

Issuance of additional common units	We can issue an unlimited number of common units without the consent of unitholders, subject to the limitations imposed by the NYSE. Please read “The Partnership Agreement—Issuance of Additional Securities” in the accompanying base prospectus.

Voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you have only limited voting rights on matters affecting our business. You have no right to elect our general partner or the directors of our general partner. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, which include Williams, voting together as a single class.

Limited call right	If at any time our general partner and its affiliates, which include Williams, own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of this limited call right.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Tax Considerations” appearing elsewhere in this prospectus supplement for the basis of this estimate.

Material tax considerations	For a discussion of other material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Considerations” in the accompanying base prospectus.

New York Stock Exchange symbol	“WPZ.”

Risk factors	You should read the risk factors beginning on page S-26 of this prospectus supplement, and found in the documents incorporated by reference herein, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

Summary Historical and Pro Forma
Financial and Operating Data
Williams Partners L.P.
      The following table shows (i) summary historical financial and operating data of Williams Partners L.P., (ii) summary pro forma financial data of Williams Partners L.P., (iii) summary historical financial and operating data for Williams Four Corners LLC and (iv) summary historical financial and operating data of Discovery Producer Services LLC for the periods and as of the dates indicated. The summary historical financial data of Williams Partners L.P. as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from the audited consolidated financial statements of Williams Partners L.P., which are included in our Current Report on Form 8-K filed on September 22, 2006. The summary historical financial data of Williams Partners L.P. as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited consolidated financial statements of Williams Partners L.P., which are included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. All other historical financial data are derived from our financial records. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the entire year or any future period. Our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 are incorporated herein by reference.
      The summary pro forma financial data of Williams Partners L.P. as of September 30, 2006 and for the year ended December 31, 2005 and nine months ended September 30, 2006 are derived from the unaudited pro forma consolidated financial statements of Williams Partners L.P. included elsewhere in this prospectus supplement. These pro forma consolidated financial statements show the pro forma effect of:

•	our acquisition of a 25.1% interest in Four Corners in June 2006, including the increase of approximately $4.2 million in our general partner’s capital account to allow it to maintain its 2% general partner interest;

•	our proposed acquisition of the remaining 74.9% interest in Four Corners, including the issuance of approximately $17.0 million of Class B units to Williams and the increase of approximately $13.6 million in our general partner’s capital account to allow it to maintain its 2% general partner interest;

•	this offering of common units, including our use of the anticipated net proceeds;

•	our proposed private placement of $350.0 million of common units and Class B units to qualified institutional buyers, including our use of the anticipated net proceeds of that private placement;

•	our proposed private placement of $600.0 million aggregate principal amount of our senior notes to certain qualified institutional buyers and to non-U.S. persons in offshore transactions, including our use of the anticipated net proceeds of that private placement;

•	our June 2006 public offering of 7,590,000 common units, including our use of the net proceeds of that offering;

•	our June 2006 private placement of $150.0 million aggregate principal amount of senior notes to certain qualified institutional buyers and to non-U.S. persons in offshore transactions, including our use of the net proceeds of that private placement;

•	the forgiveness by Williams of advances to our predecessor in connection with our initial public offering; and

•	our payment of estimated commissions, fees and other offering expenses related to the foregoing offerings and our acquisition of the remaining interest in Four Corners.
The summary pro forma balance sheet data assumes that the items listed above occurred as of September 30, 2006, and the summary pro forma income statement data assumes that the items listed above occurred on January 1, 2005.

      The summary historical financial data of Discovery Producer Services LLC for the years ended December 31, 2003, 2004 and 2005 are derived from the audited consolidated financial statements of Discovery Producer Services LLC appearing elsewhere in this prospectus supplement. The summary historical financial data of Discovery Producer Services LLC as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited consolidated financial statements of Discovery Producer Services LLC appearing elsewhere in this prospectus supplement. All other historical financial data are derived from Discovery’s financial records. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the entire year or any future period.
      The summary historical financial data of Williams Four Corners LLC for the years ended December 31, 2003, 2004 and 2005 are derived from the audited financial statements of Williams Four Corners LLC appearing elsewhere in this prospectus supplement. The summary historical financial data of Four Corners as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited financial statements of Four Corners appearing elsewhere in this prospectus supplement. All other historical financial data are derived from our financial records. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the entire year or any future period.
      The following table includes these non-GAAP financial measures:

•	Adjusted EBITDA Excluding Equity Investments for Williams Partners L.P., on a historical and pro forma basis;

•	Adjusted EBITDA for both our 40% interest in Discovery and our 25.1% interest in Four Corners;

•	Distributable Cash Flow Excluding Equity Investments for Williams Partners L.P., on a historical and pro forma basis; and

•	Distributable Cash Flow for both our 40% interest in Discovery and our 25.1% interest in Four Corners.
      These measures are presented because such information is relevant and is used by management, industry analysts, investors, lenders and rating agencies to assess the financial performance and operating results of our fundamental business activities. Our 40% ownership interest in Discovery and our current 25.1% ownership interest in Four Corners are not consolidated in our financial results; rather we account for them using the equity method of accounting. Upon the consummation of our acquisition of the remaining 74.9% interest in Four Corners, we will own a 100% interest in Four Corners and will consolidate its financial results. In order to evaluate EBITDA for the impact of our investment in Discovery and Four Corners on our results, we calculate Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments separately for Williams Partners L.P. and Adjusted EBITDA and Distributable Cash Flow for both our 40% interest in Discovery and our 25.1% interest in Four Corners. Historically, distributions we have received from Discovery and Four Corners have represented a significant portion of the cash we have distributed to our unitholders. Upon the consummation of our acquisition of the remaining interest in Four Corners, we will receive 100% of the distributions from Four Corners. Discovery’s limited liability company agreement provides for quarterly distributions of available cash to its members. Please read “How We Make Cash Distributions—General—Discovery’s Cash Distribution Policy” in the accompanying base prospectus.
      For Williams Partners L.P., we define Adjusted EBITDA Excluding Equity Investments, on both a historical and pro forma basis, as net income plus interest (income) expense, depreciation and accretion and the amortization of a natural gas contract, less our equity earnings in Discovery and Four Corners. We also adjust for certain non-cash, non-recurring items.
      For Discovery and Four Corners we define Adjusted EBITDA as net income plus interest (income) expense, depreciation, amortization and accretion. We also adjust for certain non-cash, non-recurring items. Our equity share of Discovery’s Adjusted EBITDA is 40%, and our equity share of Four Corners’ Adjusted

EBITDA is currently 25.1%, but will be 100% upon the consummation of our acquisition of the remaining 74.9% interest in Four Corners.
      For Williams Partners L.P., we define Distributable Cash Flow Excluding Equity Investments, on both a historical and pro forma basis, as net income plus the non-cash affiliate interest expense associated with the advances from affiliate to our predecessor that were forgiven by Williams, depreciation and accretion, the amortization of a natural gas contract, and reimbursements from Williams under our omnibus agreement, less our equity earnings in Discovery and Four Corners and maintenance capital expenditures. We also adjust for certain non-cash, non-recurring items.
      For Discovery and Four Corners, we define Distributable Cash Flow as net income (loss) plus depreciation, amortization and accretion and less maintenance capital expenditures. Our equity share of Discovery’s Distributable Cash Flow is 40%, and our equity share of Four Corner’s Distributable Cash Flow is currently 25.1%, but will be 100% upon the consummation of our acquisition of the remaining interest in Four Corners.
      For a reconciliation of these measures to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”
      The information in the following table should be read together, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes appearing elsewhere in this prospectus supplement or incorporated herein by reference and the pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus supplement. The information in the following table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement and in our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, for information concerning significant trends in the financial condition and results of operations of Williams Partners L.P., Discovery and Four Corners.

	Williams Partners L.P.(a)

	Historical						Pro Forma

					Nine Months Ended			Nine Months
	Year Ended December 31,				September 30,		Year Ended	Ended
							December 31,	September 30,
	2003	2004		2005	2005	2006	2005	2006

	($ in thousands, except per unit data)
Statement of Income Data:
Revenues	$28,294	$40,976		$51,769	$35,721	$44,434	$514,972	$420,503
Costs and expenses	21,250	32,935		46,568	31,477	43,422	395,556	312,551

Operating income	7,044	8,041		5,201	4,244	1,012	119,416	107,952
Equity earnings — Four Corners	22,276	24,236		28,668	21,795	26,842	—	—
Equity earnings — Discovery	3,447	4,495		8,331	2,969	10,183	8,331	10,183
Impairment of investment in Discovery	—	(13,484	)(b)	—	—	—	—	—
Interest expense — net(c)	(4,176)	(12,476)		(8,073)	(7,924)	(3,513)	(58,685)	(43,623)

Income before cumulative effect of change in accounting principle	28,591	10,812		34,127	21,084	34,524	$69,062	$74,512

Cumulative effect of change in accounting principle	(1,182)	—		(802)	—	—

Net income(d)	$27,409	$10,812		$33,325	$21,084	$34,524

Diluted earnings per limited partner unit:
Income (loss) before cumulative effect of change in accounting principle				$0.49	$(0.02)	$1.19	$1.75	$1.72

Cumulative effect of change in accounting principle				(0.05)	—	—

Net income (loss)				$0.44	$(0.02)	$1.19

	Williams Partners L.P.(a)

	Historical										Pro Forma

							Nine Months Ended					Nine Months
	Year Ended December 31,						September 30,				Year Ended	Ended
											December 31,	September 30,
	2003		2004		2005		2005		2006		2005	2006

	($ in thousands, except per unit data)
Balance Sheet Data (at period end):
Total assets	$391,905		$375,114		$392,944		$397,649		$424,946			$923,427
Property, plant and equipment, net	69,695		67,793		67,931		67,042		69,280			643,743
Investment in Four Corners	161,755		155,753		152,003		154,143		157,874			—
Investment in Discovery	156,269		147,281	(b)	150,260		146,146		148,443			148,443
Advances from affiliate	187,193		186,024		—	(e)	—		—			—
Total partners’ capital	191,847		172,421		373,658		370,551		251,262			129,290
Other Financial Data:
Williams Partners L.P.:
Adjusted EBITDA Excluding Equity Investments	$10,751		$11,727		$10,853		$7,519		$7,719		$164,028	$144,460
Distributable Cash Flow Excluding Equity Investments	9,575		9,609		8,165		5,472		4,441		91,114	84,697
Four Corners — our 25.1%:
Adjusted EBITDA	32,705		34,445		38,447		29,101		34,322
Distributable Cash Flow	30,677		31,900		35,391		27,186		30,212
Discovery — our 40%:
Adjusted EBITDA	16,614		13,566		17,575		9,848		17,102
Distributable Cash Flow	11,641		13,448		17,235		9,452		17,323
Operating Information:
Williams Partners L.P.:
Conway storage revenues	$11,649		$15,318		$20,290		$14,435		$17,610
Conway fractionation volumes (bpd) — our 50%	34,989		39,062		39,965		37,746		41,382
Carbonate Trend gathered volumes (MMBtu/d)	67,638		49,981		35,605		35,735		30,107
Four Corners — 100%:
Gathered volumes (MMBtu/d)	1,577,181		1,559,940		1,521,507		1,525,685		1,495,771
Processed volumes (MMBtu/d)	900,356		900,194		863,693		861,542		869,731
Net liquids margin (¢/gallon)(f)	17	¢	29	¢	37	¢	36	¢	48	¢
Discovery — 100%:
Gathered volumes (MMBtu/d)	378,745		348,142		345,098		306,323		451,449
Gross processing margin (¢/ MMBtu)(g)	17	¢	17	¢	19	¢	19	¢	22	¢

(a)	Williams Partners L.P. is the successor to Williams Partners Predecessor. Results of operations and balance sheet data prior to August 23, 2005 represent historical results of the Williams Partners Predecessor.

(b)	The $13.5 million impairment of our equity investment in Discovery in 2004 reduced the investment balance. Please read Note 6 of our Notes to Consolidated Financial Statements included in our current report on Form 8-K filed on September 22, 2006, which is incorporated herein by reference.

(c)	On a pro forma basis assuming an interest rate of 7.5%, interest expense—net for the $600 million aggregate principal amount of senior notes due 2017 offered in the private placement would be $46.0 million on an annualized basis. An interest rate change of 0.25% for the senior notes offered in the private placement would change interest expense—net by $1.5 million on an annualized basis.

(d)	Our operations are treated as a partnership with each member being separately taxed on its ratable share of our taxable income. Therefore, we have excluded income tax expense from this financial information.

(e)	Our advances from affiliate were forgiven in connection with our August 2005 initial public offering.

(f)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations— How We Evaluate Our Operations—Four Corners—Net Liquids Margin” for a discussion of net liquids margin.

(g)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Discovery—Gross Processing Margins” for a discussion of gross processing margin.

Four Corners
      The following table shows summary financial and operating data of Williams Four Corners LLC for the periods and as of the dates indicated. The summary historical financial data of Williams Four Corners LLC as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from the audited financial statements of Williams Four Corners LLC appearing elsewhere in this prospectus supplement. The summary historical financial data of Williams Four Corners LLC as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited financial statements of Williams Four Corners LLC appearing elsewhere in this prospectus supplement. All other historical financial data are derived from Four Corners’ financial records. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the operating results for the entire year or any future period. The information in this table should be read together with, and is qualified in its entirety by reference to, the historical financial statements of Four Corners and the accompanying notes as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the historical financial statements and the accompanying notes as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 appearing elsewhere in this prospectus supplement. The information in this table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement and in our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

	Williams Four Corners LLC(a)

							Nine Months Ended
	Year Ended December 31,						September 30,

	2003		2004		2005		2005		2006

	($ in thousands)
Statement of Income Data:
Revenues	$354,134		$428,223		$463,203		$336,147		$376,069
Costs and expenses	265,387		331,667		348,988		249,314		269,129

Income before cumulative effect of change in accounting principle	88,747		96,556		114,215		86,833		106,940
Cumulative effect of change in accounting principle	(330)		—		(694)		—		—

Net income	$88,417		$96,556		$113,521		$86,833		$106,940

Balance Sheet Data (at period end):
Total assets	$666,589		$645,294		$635,094		$637,981		$649,431
Property, plant and equipment, net	635,905		601,710		591,034		586,991		574,463
Total members’ capital	644,441		620,530		605,590		614,117		628,978
Other Financial Data:
Adjusted EBITDA	$130,299		$137,231		$153,175		$115,940		$136,741
Distributable Cash Flow	122,220		127,093		141,000		108,310		120,366
Operating Information:
Gathered volumes (MMBtu/d)	1,577,181		1,559,940		1,521,507		1,525,685		1,495,771
Processed volumes (MMBtu/d)	900,356		900,194		863,693		861,542		869,731
Net liquids margin (¢/gallon)(b)	17	¢	29	¢	37	¢	36	¢	48	¢

(a)	Williams Four Corners LLC is the successor to Williams Four Corners Predecessor. Results of operations and balance sheet data prior to June 20, 2006 represent historical results of Williams Four Corners Predecessor.

(b)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Four Corners—Net Liquids Margin” for a discussion of net liquids margin.

Discovery
      The following table shows summary historical financial and operating data of Discovery Producer Services LLC for the periods and as of the dates indicated. The summary historical financial data of Discovery Producer Services LLC as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are derived from the audited consolidated financial statements of Discovery Producer Services LLC appearing elsewhere in this prospectus supplement. The summary historical financial data of Discovery Producer Services LLC as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 are derived from the unaudited consolidated financial statements of Discovery Producer Services LLC appearing elsewhere in this prospectus supplement. All other historical financial data are derived from Discovery’s financial records. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results for the entire period or any future period. The information in this table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 and the historical financial statements and the accompanying notes as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 appearing elsewhere in this prospectus supplement. The information in this table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement and in our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

	Discovery Producer Services LLC

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	($ in thousands)
Statement of Income Data:
Revenues	$103,178	$99,876	$122,745	$69,414	$142,454
Costs and expenses	84,519	88,756	102,597	62,453	120,059

Operating income	18,659	11,120	20,148	6,961	22,395
Interest (expense) income and other	(9,611)	550	680	463	3,063

Income before cumulative effect of change in accounting principle	9,048	11,670	20,828	7,424	25,458
Cumulative effect of change in accounting principle	(267)	—	(176)	—	—

Net income	$8,781	$11,670	$20,652	$7,424	$25,458

Balance Sheet Data (at period end):
Total assets	$401,525	$423,919	$459,827	$424,828	$439,786
Property, plant and equipment, net	332,398	356,385	344,743	347,414	349,236
Total member’s capital	379,975	391,645	413,636	403,605	415,485
Other Financial Data:
Adjusted EBITDA	$41,534	$33,915	$43,937	$24,619	$42,756
Distributable Cash Flow	29,103	33,620	43,088	23,631	43,307
Operating Information:
Gathered Volumes (MMBtu/d)	378,745	348,142	345,098	306,323	451,449
Gross processing margin (MMBtu)(a)	17¢	17¢	19¢	19¢	22¢

(a)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Discovery—Gross Processing Margins” for a discussion of gross processing margin.

Non-GAAP Financial Measures
      Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments, on both a historical and pro forma basis in our case, and Adjusted EBITDA and Distributable Cash Flow, on a historical basis in Discovery’s and Four Corners’ cases, are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners; and

•	our operating performance and return on invested capital as compared to those of other publicly traded limited partnerships that own energy infrastructure assets, without regard to their financing methods and capital structure.
      Our Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments, on both a historical and pro forma basis, Discovery’s Adjusted EBITDA and Distributable Cash Flow and Four Corners’ Adjusted EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments, on both a historical and pro forma basis, Discovery’s Adjusted EBITDA and Distributable Cash Flow and Four Corners’ Adjusted EBITDA and Distributable Cash Flow exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, our Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments, on both a historical and pro forma basis, Discovery’s Adjusted EBITDA and Distributable Cash Flow and Four Corners’ Adjusted EBITDA and Distributable Cash Flow as presented may not be comparable to similarly titled measures of other companies. Furthermore, while Distributable Cash Flow is a measure we use to assess our ability to make distributions to our partners, Distributable Cash Flow should not be viewed as indicative of the actual amount of cash that we have available for distributions or that we plan to distribute for a given period.
      The following tables represent a reconciliation of our non-GAAP financial measures of Adjusted EBITDA Excluding Equity Investments and Distributable Cash Flow Excluding Equity Investments to the GAAP financial measures of net income, on a historical basis and a pro forma basis, and net cash provided by operating activities, on a historical basis. The pro forma information in the following tables has been adjusted for the items set forth in the bullets on page S-14.

	Williams Partners L.P.(a)

	Historical					Pro Forma

				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2003	2004	2005	2005	2006	2005	2006

	($ in thousands)
Williams Partners L.P.
Reconciliation of Non-GAAP “Adjusted EBITDA Excluding Equity Investments” to GAAP “Net income”
Net income	$27,409	$10,812	$33,325	$21,084	$34,524	$67,740	$74,512
Interest expense, net of interest income	4,176	12,476	8,073	7,924	3,513	58,685	43,623
Depreciation and accretion	3,707	3,686	3,619	2,694	2,709	42,579	32,510
Amortization of natural gas purchase contract	—	—	2,033	581	3,998	2,033	3,998
Impairment of investment in Discovery Producer Services	—	13,484	—	—	—	—	—
Equity earnings — Discovery Producer Services	(3,447)	(4,495)	(8,331)	(2,969)	(10,183)	(8,331)	(10,183)
Equity earnings — Four Corners	(22,276)	(24,236)	(28,668)	(21,795)	(26,842)	—	—
Cumulative effect of change in accounting principle	1,182	—	802	—	—	1,322	—

Adjusted EBITDA Excluding Equity Investments	$10,751	$11,727	$10,853	$7,519	$7,719	$164,028	$144,460

Reconciliation of Non-GAAP “Adjusted EBITDA Excluding Equity Investments” to GAAP “Net cash provided by operating activities”(b)
Net cash provided by operating activities	$6,644	$2,703	$1,893	$7,277	$28,309
Interest expense, net of interest income	4,176	12,476	8,073	7,924	3,513
Distributed earnings from equity investments	—	—	(1,280)	—	(21,710)
Changes in operating working capital:
Accounts receivable	850	(261)	3,045	2,538	1,663
Other current assets	187	362	384	126	1,000
Accounts payable	274	(2,711)	(4,215)	(3,685)	2,135
Accrued liabilities	320	417	737	(45)	(3,219)
Deferred revenue	(1,108)	(775)	(247)	(3,571)	(3,266)
Other, including changes in noncurrent assets and liabilities	(592)	(484)	2,463	(3,045)	(706)

Adjusted EBITDA Excluding Equity Investments	$10,751	$11,727	$10,853	$7,519	$7,719

	Williams Partners L.P.(a)

	Historical					Pro Forma

				Nine Months
				Ended			Nine Months
	Year Ended December 31,			September 30,		Year Ended	Ended
						December 31,	September 30,
	2003	2004	2005	2005	2006	2005	2006

	($ in thousands)
Williams Partners L.P.
Reconciliation of Non-GAAP “Distributable Cash Flow Excluding Equity Investments” to GAAP “Net income”(b)
Net income	$27,409	$10,812	$33,325	$21,084	$34,524	$67,740	$74,512
Affiliate interest expense(c)	4,176	$11,980	7,439	7,439	—	—	—
Depreciation and accretion	3,707	3,686	3,619	2,694	2,709	42,579	32,510
Amortization of natural gas purchase contract	—	—	2,033	581	3,998	2,033	3,998
Equity earnings — Discovery Producer Services	(3,447)	(4,495)	(8,331)	(2,969)	(10,183)	(8,331)	(10,183)
Equity earnings — Four Corners	(22,276)	(24,236)	(28,668)	(21,795)	(26,842)	—	—
Impairment of investment in Discovery Producer Services	—	13,484	—	—	—	—	—
Cumulative effect of change in accounting principle	1,182	—	802	—	—	1,322	—
Reimbursements from Williams under an omnibus agreement	—	—	1,610	—	4,244	1,610	4,244
Maintenance capital expenditures(e)	(1,176)	(1,622)	(3,664)	(1,562)	(4,009)	(15,839)	(20,384)

Distributable Cash Flow Excluding Equity Investments	$9,575	$9,609	$8,165	$5,472	$4,441	$91,114	$84,697

Reconciliation of Non-GAAP “Distributable Cash Flow Excluding Equity Investments” to GAAP “Net cash provided by operating activities”(d)
Net cash provided by operating activities	$6,644	$2,703	$1,893	$7,277	$28,309
Affiliate interest expense(c)	4,176	11,980	7,439	7,439	—
Distributions from equity investments	—	—	(1,280)	—	(21,710)
Changes in operating working capital:
Accounts receivable	850	(261)	3,045	2,538	1,663
Other current assets	187	362	384	126	1,000
Accounts payable	274	(2,711)	(4,215)	(3,685)	2,135
Accrued liabilities	320	417	737	(45)	(3,219)
Deferred revenue	(1,108)	(775)	(247)	(3,571)	(3,266)
Other, including changes in noncurrent assets and liabilities	(592)	(484)	2,463	(3,045)	(706)
Reimbursements from Williams under an omnibus agreement	—	—	1,610	—	4,244
Maintenance capital expenditures(e)	(1,176)	(1,622)	(3,664)	(1,562)	(4,009)

Distributable Cash Flow Excluding Equity Investments	$9,575	$9,609	$8,165	$5,472	$4,441

(a)	Williams Partners L.P. is the successor to Williams Partners Predecessor. Results of operations data prior to August 23, 2005 represent historical results of the Williams Partners Predecessor.

(b)	We have not reconciled pro forma Adjusted EBITDA Excluding Equity Investments to pro forma net cash provided by operating activities because this pro forma information is not available.

(c)	Represents affiliate interest expense associated with the advances from affiliate to our predecessor that were forgiven by Williams in connection with our initial public offering.

(d)	We have not reconciled pro forma Distributable Cash Flow Excluding Equity Investments to pro forma net cash provided by operating activities because this pro forma information is not available.

(e)	Pro forma amounts include 100% of Four Corners maintenance capital expenditures.

      The following table represents a reconciliation of (i) Four Corners’ non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income and net cash provided by operating activities and (ii) Four Corners’ non-GAAP financial measure of Distributable Cash Flow to the GAAP financial measure of net income.

	Williams Four Corners LLC (a)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	($ in thousands)
Williams Four Corners LLC
Reconciliation of Non-GAAP “Adjusted EBITDA” to GAAP “Net income”
Net income	$88,417	$96,556	$113,521	$86,833	$106,940
Depreciation and amortization	41,552	40,675	38,960	29,107	29,801
Cumulative effect of change in accounting principle	330	—	694	—	—

Adjusted EBITDA — 100%	$130,299	$137,231	$153,175	$115,940	$136,741

Adjusted EBITDA — our 25.1% interest	$32,705	$34,445	$38,447	$29,101	$34,322

Reconciliation of Non-GAAP “Adjusted EBITDA” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$122,266	$134,387	$156,039	$106,547	$99,739
Provision for loss on property, plant and equipment	(7,598)	(7,636)	(917)	—	—
Gain (loss) on sale of property, plant and equipment	1,151	(1,258)	—	—	2,622
Changes in operating working capital:
Accounts receivable	279	(1,298)	1,374	3,178	23,427
Prepaid expenses	1,530	—	79	8,100	—
Accounts payable	3,266	(9,435)	(4,586)	(1,337)	5,908
Produce imbalance	4,447	7,983	(10,073)	(2,784)	5,232
Accrued liabilities	(61)	5,047	3,271	1,941	210
Other, including changes in other noncurrent assets and liabilities	5,019	9,441	7,988	295	(397)

Adjusted EBITDA — 100%	$130,299	$137,231	$153,175	$115,940	$136,741

Reconciliation of Non-GAAP “Distributable Cash Flow” to GAAP “Net income”
Net income	$88,417	$96,556	$113,521	$86,833	$106,940
Depreciation and amortization	41,552	40,675	38,960	29,107	29,801
Cumulative effect of change in accounting principle	330	—	694	—	—
Maintenance capital expenditures(b)	(8,079)	(10,138)	(12,175)	(7,630)	(16,375)

Distributable Cash Flow — 100%	$122,220	$127,093	$141,000	$108,310	$120,366

Distributable Cash Flow — our 25.1% interest	$30,677	$31,900	$35,391	$27,186	$30,212

(a)	Williams Four Corners LLC is the successor to Williams Four Corners Predecessor. Results of operations and balance sheet data prior to June 20, 2006 represent historical results of Williams Four Corners Predecessor.

(b)	Maintenance capital expenditures for Williams Four Corners LLC includes well connection capital.

      The following table represents a reconciliation of (i) Discovery’s non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measures of net income and net cash provided by operating activities and (ii) Discovery’s non-GAAP financial measure of Distributable Cash Flow to the GAAP financial measure of net income.

	Discovery Producer Services LLC

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	($ in thousands)
Discovery Producer Services LLC
Reconciliation of Non-GAAP “Adjusted EBITDA” to GAAP “Net income”
Net income	$8,781	$11,670	$20,652	$7,424	$25,458
Interest (income) expense, net	9,611	(550)	(1,685)	(1,171)	(1,835)
Depreciation and accretion	22,875	22,795	24,794	18,366	19,133
Cumulative effect of change in accounting principle	267	—	176	—	—

Adjusted EBITDA — 100%	$41,534	$33,915	$43,937	$24,619	$42,756

Adjusted EBITDA — our 40% interest	$16,614	$13,566	$17,575	$9,848	$17,102

Reconciliation of Non-GAAP “Adjusted EBITDA” to GAAP “Net cash provided by operating activities”
Net cash provided by operating activities	$44,025	$35,623	$30,814	$28,884	$38,934
Interest (income) expense, net	9,611	(550)	(1,685)	(1,171)	(1,835)
Changes in operating working capital:
Accounts receivable	(7,860)	1,658	35,739	(4,083)	(19,056)
Inventory	229	240	84	235	30
Other current assets	761	1	1,012	(144)	2,431
Accounts payable	1,415	(1,256)	(30,619)	916	19,872
Other current liabilities	(2,223)	668	(664)	516	1,181
Accrued liabilities	(4,424)	(2,469)	9,256	(534)	1,199

Adjusted EBITDA — 100%	$41,534	$33,915	$43,937	$24,619	$42,756

Reconciliation of Non-GAAP “Distributable Cash Flow” to GAAP “Net income”
Net income	$8,781	$11,670	$20,652	$7,424	25,458
Depreciation and accretion	22,875	22,795	24,794	18,366	19,133
Cumulative effect of change in accounting principle	267	—	176	—	—
Maintenance capital expenditures	(2,820)	(845)	(2,534)	(2,159)	(1,284)

Distributable cash flow — 100%	$29,103	$33,620	$43,088	$23,631	$43,307

Distributable cash flow — our 40% interest	$11,641	$13,448	$17,235	$9,452	$17,323

RISK FACTORS
      Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider those risk factors set forth below and those included in our Annual Report on Form 10-K for the year ended December 31, 2005 that are incorporated herein by reference, together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents incorporated herein by reference in evaluating an investment in our common units.
      If any of the risks discussed below or in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders may be reduced, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Inherent in Our Business
We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.
      We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the prices we obtain for our services;

•	the prices of, level of production of, and demand for, natural gas and NGLs;

•	the volumes of natural gas we gather, transport and process and the volumes of NGLs we fractionate and store;

•	the level of our operating costs, including payments to our general partner; and

•	prevailing economic conditions.
      In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

•	the level of capital expenditures we make;

•	the restrictions contained in our and Williams’ debt agreements and our debt service requirements;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	our ability to borrow for working capital or other purposes;

•	the amount, if any, of cash reserves established by our general partner;

•	the amount of cash that Discovery distributes to us; and

•	reimbursement payments to us by, and credits from, Williams under the omnibus agreement.
      You should be aware that the amount of cash we have available for distribution depends primarily on our cash flow, including cash reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses, and we may not make cash distributions during periods when we record net income.

Because of the natural decline in production from existing wells and competitive factors, the success of our gathering and transportation businesses depends on our ability to connect new sources of natural gas supply, which is dependent on factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.
      Our and Discovery’s pipelines receive natural gas directly from offshore producers. Our Four Corners gathering system receives natural gas directly from producers in the San Juan Basin. The production from existing wells connected to these pipelines and our Four Corners gathering system will naturally decline over time, which means that our cash flows associated with these wells will also decline over time. We do not produce an aggregate reserve report on a regular basis or regularly obtain or update independent reserve evaluations. The amount of natural gas reserves underlying these wells may be less than we anticipate, and the rate at which production will decline from these reserves may be greater than we anticipate. Accordingly, to maintain or increase throughput levels on these pipelines and the utilization rate of Discovery’s natural gas processing plant and fractionator and our Four Corners processing plants and treating plants, we and Discovery must continually connect new supplies of natural gas. The primary factors affecting our ability to connect new supplies of natural gas and attract new customers to our pipelines include: (1) the level of successful drilling activity near these pipelines; (2) our ability to compete for volumes from successful new wells and existing wells connected to third parties; and (3) our and Discovery’s ability to successfully complete lateral expansion projects to connect to new wells.
      We do not have any current significant lateral expansion projects planned and Discovery has only one currently planned significant lateral expansion project. Discovery signed definitive agreements with Chevron, Shell and Statoil to construct an approximate 35-mile gathering pipeline lateral to connect Discovery’s existing pipeline system to these producers’ production facilities for the Tahiti prospect in the deepwater region of the Gulf of Mexico. Initial production is expected in April 2008.
      The level of drilling activity in the fields served by our and Discovery’s pipelines and our Four Corners gathering system is dependent on economic and business factors beyond our control. The primary factors that impact drilling decisions are oil and natural gas prices. A sustained decline in oil and natural gas prices could result in a decrease in exploration and development activities in these fields, which would lead to reduced throughput levels on our pipelines and gathering system. Other factors that impact production decisions include producers’ capital budget limitations, the ability of producers to obtain necessary drilling and other governmental permits, the availability of qualified personnel and equipment, the quality of drilling prospects in the area and regulatory changes. Because of these factors, even if new oil or natural gas reserves are discovered in areas served by our pipelines and gathering system, producers may choose not to develop those reserves. If we were not able to connect new supplies of natural gas to replace the natural decline in volumes from existing wells, due to reductions in drilling activity, competition, or difficulties in completing lateral expansion projects to connect to new supplies of natural gas, throughput on our pipelines and gathering system and the utilization rates of Discovery’s natural gas processing plant and fractionator and our Four Corners processing plants and treating plants would decline, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
Lower natural gas and oil prices could adversely affect our fractionation and storage businesses.
      Lower natural gas and oil prices could result in a decline in the production of natural gas and NGLs resulting in reduced throughput on our pipelines and our Four Corners gathering system. Any such decline would reduce the amount of NGLs we fractionate and store, which could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.
      In general terms, the prices of natural gas, NGLs and other hydrocarbon products fluctuate in response to changes in supply, changes in demand, market uncertainty and a variety of additional factors that are impossible to control. These factors include:

•	worldwide economic conditions;

•	weather conditions and seasonal trends;

•	the levels of domestic production and consumer demand;

•	the availability of imported natural gas and NGLs;

•	the availability of transportation systems with adequate capacity;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of natural gas, NGLs and other commodities.
Our processing, fractionation and storage businesses could be affected by any decrease in NGL prices or a change in NGL prices relative to the price of natural gas.
      Lower NGL prices would reduce the revenues we generate from the sale of NGLs for our own account. Under certain gas processing contracts, referred to as “percent-of-liquids” and ”keep whole” contracts, Discovery and Four Corners both receive NGLs removed from the natural gas stream during processing. Discovery and Four Corners can then choose to either fractionate and sell the NGLs or to sell the NGLs directly. In addition, product optimization at our Conway fractionator generally leaves us with excess propane, an NGL, which we sell. We also sell excess storage volumes resulting from measurement variances at our Conway storage facilities.
      The relationship between natural gas prices and NGL prices may also affect our profitability. When natural gas prices are low relative to NGL prices, it is more profitable for Discovery, Four Corners and their customers to process natural gas. When natural gas prices are high relative to NGL prices, it is less profitable to process natural gas both because of the higher value of natural gas and of the increased cost (principally that of natural gas as a feedstock and a fuel) of separating the mixed NGLs from the natural gas. As a result, Discovery and Four Corners may experience periods in which higher natural gas prices reduce the volumes of NGLs removed at their processing plants, which would reduce their margins. Finally, higher natural gas prices relative to NGL prices could also reduce volumes of gas processed generally, reducing the volumes of mixed NGLs available for fractionation.
We depend on certain key customers and producers for a significant portion of our revenues and supply of natural gas and NGLs. The loss of any of these key customers or producers could result in a decline in our revenues and cash available to pay distributions.
      We rely on a limited number of customers for a significant portion of our revenues. On a pro forma basis assuming we had owned 100% of Four Corners since January 1, 2005, our three largest customers for the year ended December 31, 2005 and the nine months ended September 30, 2006, other than a subsidiary of Williams that markets NGLs for Conway, were ConocoPhillips, Burlington Resources and BP America Production Company. On a pro forma basis, these customers accounted for approximately 27% and 25% of our revenues for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. On March 31, 2006, ConocoPhillips acquired Burlington Resources.
      In addition, although some of these customers are subject to long-term contracts, we may be unable to negotiate extensions or replacements of these contracts, on favorable terms, if at all. For example, Four Corners is in active negotiations with several customers to renew gathering, processing and treating contracts that are in evergreen status and that represent approximately 14% and 8% of Four Corners’ revenues for the year ended December 31, 2005 and the nine months ended September 30, 2006. The negotiations may not result in any extended commitments from these customers. The loss of all or even a portion of the volumes of natural gas or NGLs, as applicable, supplied by these customers, as a result of competition or otherwise, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to you, unless we are able to acquire comparable volumes from other sources.

If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas and NGLs or to treat natural gas, our revenues and cash available to pay distributions could be adversely affected.
      We depend upon third party pipelines and other facilities that provide delivery options to and from our pipelines and facilities for the benefit of our customers. For example, MAPL delivers its customers’ mixed NGLs to our Conway fractionator and provides access to multiple end markets for NGL products of our storage customers. If MAPL were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines, reduced operating pressures, lack of capacity or other causes, our customers would be unable to store or deliver NGL products and we would be unable to receive deliveries of mixed NGLs at our Conway fractionator. This would have an immediate adverse impact on our ability to enter into short-term storage contracts and our ability to fractionate sufficient volumes of mixed NGLs at Conway.
      MAPL also provides the only liquids pipeline access to multiple end markets for NGL products that are recovered from our Four Corners processing plants. If MAPL were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines, reduced operating pressures, lack of capacity or other causes, we would be unable to deliver a substantial portion of the NGLs recovered at our Four Corners processing plants. This would have an immediate impact on our ability to sell or deliver NGL products recovered at our Four Corners processing plants. In addition, the five pipeline systems that move natural gas to end markets from the San Juan Basin connect to our Four Corners treating and processing facilities, including the El Paso Natural Gas, Transwestern, Williams’ Northwest Pipeline, PNM and Southern Trails systems. Some of these natural gas pipeline systems have minimal excess capacity. If any of these pipeline systems were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines, reduced operating pressures, lack of capacity or other causes, our customers would be unable to deliver natural gas to end markets. This would reduce the volumes of natural gas processed or treated at our Four Corners treating and processing facilities. Either of such events could materially and adversely affect our business results of operations, financial condition and ability to make distributions to you.
      Any temporary or permanent interruption in operations at MAPL or any other third party pipelines or facilities that would cause a material reduction in volumes transported on our pipelines or our gathering systems or processed, fractionated, treated or stored at our facilities could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to you.
Our future financial and operating flexibility may be adversely affected by restrictions in our indenture and by our leverage.
      In June 2006, we issued $150.0 million of senior unsecured notes in a private placement, which caused our leverage to increase. In addition, in connection with the closing of this offering of common units and our acquisition of the remaining interest in Four Corners, we will issue $600.0 million aggregate principal amount of senior notes, which will further cause our leverage to increase. After giving effect to this offering of common units, our private placement of common units and Class B units, our issuance of Class B units to Williams and the private placement of senior notes, our total outstanding debt will be $750.0 million, representing approximately 85% of our total book capitalization.
      Our debt service obligations and restrictive covenants in the indentures governing our senior notes could have important consequences. For example, they could:

•	make it more difficult for us to satisfy our obligations with respect to our senior notes and our other indebtedness, which could in turn result in an event of default on such other indebtedness or our outstanding notes;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	adversely affect our ability to pay cash distributions to you;

•	diminish our ability to withstand a downturn in our business or the economy generally;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.
      Our ability to repay, extend or refinance our existing debt obligations and to obtain future credit will depend primarily on our operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all.
      We are not prohibited under our indentures from incurring additional indebtedness. Our incurrence of significant additional indebtedness would exacerbate the negative consequences mentioned above, and could adversely affect our ability to repay our senior notes.
Discovery is not prohibited from incurring indebtedness, which may affect our ability to make distributions to you.
      Discovery is not prohibited by the terms of its limited liability company agreement from incurring indebtedness. If Discovery was to incur significant amounts of indebtedness, it may inhibit its ability to make distributions to us. An inability by Discovery to make distributions to us would materially and adversely affect our ability to make distributions to you because we expect distributions we receive from Discovery to represent a significant portion of the cash we distribute to you.
We do not own all of the interests in the Conway fractionator or Discovery, which could adversely affect our ability to operate and control these assets in a manner beneficial to us.
      Because we do not wholly own the Conway fractionator or Discovery, we may have limited flexibility to control the operation of, dispose of, encumber or receive cash from these assets. Any future disagreements with the other co-owners of these assets could adversely affect our ability to respond to changing economic or industry conditions, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
Discovery may reduce its cash distributions to us in some situations.
      Discovery’s limited liability company agreement provides that Discovery will distribute its available cash to its members on a quarterly basis. Discovery’s available cash includes cash on hand less any reserves that may be appropriate for operating its business. As a result, reserves established by Discovery, including those for working capital, will reduce the amount of available cash. The amount of Discovery’s quarterly distributions, including the amount of cash reserves not distributed, is determined by the members of its management committee representing a majority-in-interest in such entity.
      We own a 40% interest in Discovery and an affiliate of Williams owns a 20% interest in Discovery. In addition, to the extent Discovery requires working capital in excess of applicable reserves, the Williams member must make working capital advances to Discovery of up to the amount of Discovery’s two most recent prior quarterly distributions of available cash, but Discovery must repay any such advances before it can make future distributions to its members. As a result, the repayment of advances could reduce the amount of cash distributions we would otherwise receive from Discovery. In addition, if the Williams member cannot advance working capital to Discovery as described above, Discovery’s business and financial condition may be adversely affected.

We do not operate all of our assets. This reliance on others to operate our assets and to provide other services could adversely affect our business and operating results.
      Williams operates all of our assets, other than:

•	the Carbonate Trend pipeline, which is operated by Chevron;

•	our Conway fractionator and storage facilities, which we operate; and

•	most of our Four Corners field compression, excluding major turbine compressor stations, which is operated by Hanover.
We have a limited ability to control our operations or the associated costs of these operations. The success of these operations is therefore dependent upon a number of factors that are outside our control, including the competence and financial resources of the operators.
      We also rely on Williams for services necessary for us to be able to conduct our business. Williams may outsource some or all of these services to third parties, and a failure of all or part of Williams’ relationships with its outsourcing providers could lead to delays in or interruptions of these services. Our reliance on Williams as an operator and on Williams’ outsourcing relationships, our reliance on Chevron, our reliance on Hanover and our limited ability to control certain costs could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
Our industry is highly competitive, and increased competitive pressure could adversely affect our business and operating results.
      We compete with similar enterprises in our respective areas of operation. Some of our competitors are large oil, natural gas and petrochemical companies that have greater financial resources and access to supplies of natural gas and NGLs than we do.
      Discovery competes with other natural gas gathering and transportation and processing facilities and other NGL fractionation facilities located in south Louisiana, offshore in the Gulf of Mexico and along the Gulf Coast, including the Manta Ray/ Nautilus systems, the Trunkline pipeline and the Venice Gathering System and the processing and fractionation facilities that are connected to these pipelines.
      Our Conway fractionation facility competes for volumes of mixed NGLs with fractionators located in each of Hutchinson, Kansas, Medford, Oklahoma, and Bushton, Kansas owned by ONEOK Partners, L.P., the other joint owners of the Conway fractionation facility and, to a lesser extent, with fractionation facilities on the Gulf Coast. In April 2006, ONEOK, Inc. transferred its entire gathering and processing, natural gas liquids, and pipelines and storage segments to ONEOK Partners, L.P. (formerly known as Northern Border Partners, L.P.), or ONEOK. Our Conway storage facilities compete with ONEOK-owned storage facilities in Bushton, Kansas and in Conway, Kansas, an NCRA-owned facility in Conway, Kansas, a ONEOK-owned facility in Hutchinson, Kansas and an Enterprise Products Partners-owned facility in Hutchinson, Kansas and, to a lesser extent, with storage facilities on the Gulf Coast and in Canada.
      Four Corners competes with other natural gas gathering, processing and treating facilities in the San Juan Basin, including Enterprise, Red Cedar and TEPPCO. In addition, our customers who are significant producers of gas or consumers of NGLs may develop their own gathering, processing, fractionation and storage facilities in lieu of using ours.
      Also, competitors may establish new connections with pipeline systems that would create additional competition for services we provide to our customers. For example, other than the producer gathering lines that connect to the Carbonate Trend pipeline, there are no other sour gas pipelines near our Carbonate Trend pipeline, but the producers that are currently our customers could construct or commission such pipelines in the future.
      Our ability to renew or replace existing contracts with our customers at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors. All of these competitive pressures could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
Discovery’s interstate tariff rates are subject to review and possible adjustment by federal regulators, which could have a material adverse effect on our business and operating results. Moreover, because Discovery is a non-corporate entity, it may be disadvantaged in calculating its cost of service for rate-making purposes.
      The Federal Energy Regulatory Commission, or FERC, pursuant to the Natural Gas Act, regulates Discovery’s interstate pipeline transportation service. Under the Natural Gas Act, interstate transportation rates must be just and reasonable and not unduly discriminatory. If the tariff rates Discovery is permitted to charge its customers are lowered by FERC, on its own initiative, or as a result of challenges raised by Discovery’s customers or third parties, FERC could require refunds of amounts collected under rates which it finds unlawful. An adverse decision by FERC in approving Discovery’s regulated rates could adversely affect our cash flows. Although FERC generally does not regulate the natural gas gathering operations of Discovery under the Natural Gas Act, federal regulation influences the parties that gather natural gas on the Discovery gas gathering system.
      Discovery’s maximum regulated rate for mainline transportation is scheduled to decrease in 2008. At that time, Discovery may be required to reduce its mainline transportation rate on all of its contracts that have rates above the new maximum rate. This could reduce the revenues generated by Discovery. Discovery may elect to file a rate case with FERC seeking to alter this scheduled maximum rate reduction. However, if filed, a rate case may not be successful in even partially preventing the rate reduction. If Discovery makes such a filing, all aspects of Discovery’s cost of service and rate design could be reviewed, which could result in additional reductions to its regulated rates.
      Pursuant to an order on and remand of a decision by the U.S. Court of Appeals for the District of Columbia Circuit in BP West Coast Products, LLC v. FERC and a policy statement regarding income tax allowances issued by the FERC, it will permit pipelines to include in cost-of-service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. Both FERC’s income tax allowance policy and its initial application in an individual pipeline rate proceeding are, however, currently being challenged in the court of appeals. As a result, the ultimate outcome of these proceedings is not certain and could result in a reversal of the FERC’s policy or other changes to FERC’s treatment of income tax allowances in cost-of-service. Under the FERC’s current policy, if Discovery were to file a rate case, as discussed above, it would be required to prove pursuant to the new policy’s standard that the inclusion of an income tax allowance in Discovery’s cost-of-service was permitted. If the FERC were to disallow a substantial portion of Discovery’s income tax allowance, it may be more difficult for Discovery to justify its rates.
      On November 17, 2006, the U.S. Court of Appeals for the District of Columbia Circuit vacated and remanded the FERC’s Order No. 2004, which adopted standards of conduct governing interstate pipelines’ interactions with their energy affiliates. Discovery had previously received certain waivers from compliance with portions of Order No. 2004. It is uncertain what action, if any, the FERC will take in response to the remand. If the FERC issues new standards of conduct, Discovery may incur additional compliance costs.
A change in the characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of such assets, which may cause our revenues to decline and operating expenses to increase.
      Our natural gas gathering operations are generally exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects these businesses and the markets for products derived from these businesses. In addition, the distinction between FERC-regulated transmission service and federally unregulated gathering service is the subject of regular litigation at FERC and the courts and of policy discussion at FERC. Under such circumstances, the classification and regulation of some of our gathering facilities may be subject to change based on future determinations or actions by FERC, the courts or Congress. Such a change could result in increased regulation by FERC of our gathering assets.
      Other, federal, state and local regulations also affect our business. Our gathering activities in New Mexico and Colorado might be determined to be subject to ratable take and common purchaser statutes. Ratable take statutes generally require persons who purchase or take oil or natural gas to take, without undue discrimination, oil or natural gas production that may be tendered to such persons for handling. Similarly, common purchaser statutes generally require purchasers to purchase without undue discrimination as to source of supply or producer. In addition, gathering services provided over or through the Outer Continental Shelf must be provided in a non-discriminatory manner.
The only pipeline that provides NGL transportation capacity in the San Juan Basin has filed at FERC to increase certain of its tariff rates. If the requested increase is granted, our operating costs would increase, which could have an adverse effect on our business and operating results.
      MAPL, the only pipeline in the San Juan Basin that provides NGL transportation capacity, has filed at FERC to increase certain of its tariff rates. If FERC grants this request to increase those tariff rates, we estimate that our cost of transporting NGLs to certain markets would increase by approximately $1.5 million per year, which could have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
Pipeline integrity programs and repairs may impose significant costs and liabilities on us.
      In December 2003, the U.S. Department of Transportation issued a final rule requiring pipeline operators to develop integrity management programs for gas transportation pipelines located in “high consequence areas” where a leak or rupture could do the most harm. The final rule requires operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.
The final rule incorporates the requirements of the Pipeline Safety Improvement Act of 2002. The final rule became effective on January 14, 2004. In response to this new Department of Transportation rule, we have initiated pipeline integrity testing programs that are intended to assess pipeline integrity. In addition, we have voluntarily initiated a testing program to assess the integrity of the brine pipelines of our Conway storage facilities. In 2005, Conway replaced two sections of brine systems at a cost of $0.2 million. This work was in anticipation of integrity testing on the brine system. We have completed approximately one-fourth of the testing and expect to complete the remainder of the testing in 2007. The analysis of these testing programs could cause us to incur significant capital and operating expenditures in response to any repair, remediation, preventative or mitigating actions that are determined to be necessary.
      Additionally, the transportation of sour gas in our Carbonate Trend pipeline necessitates a corrosion control program in order to protect the integrity of the pipeline and prolong its life. Our corrosion control program may not be successful and the sour gas could compromise pipeline integrity. Our inability to reduce corrosion on our Carbonate Trend pipeline to acceptable levels could significantly reduce the service life of the pipeline and could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to you.
      The State of New Mexico recently enacted rule changes that permit the pressure in gathering pipelines to be reduced below atmospheric levels. In response to these rule changes, Four Corners may reduce the pressures in its gathering lines below atmospheric levels. With Four Corners’ concurrence, producers may also reduce pressures below atmospheric levels prior to delivery to Four Corners. All of the gathering lines owned by Four Corners in the San Juan Basin are made of steel. Reduced pressures below atmospheric levels may introduce increasing amounts of oxygen into those pipelines, which could cause an acceleration of the corrosion.
We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.
      We do not own all of the land on which our pipelines and facilities have been constructed, and we are therefore subject to the possibility of increased costs to retain necessary land use. We obtain the rights to construct and operate our pipelines and gathering systems on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions to you.
Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities.
      The risk of substantial environmental costs and liabilities is inherent in natural gas gathering, transportation and processing, and in the fractionation and storage of NGLs, and we may incur substantial environmental costs and liabilities in the performance of these types of operations. Our operations are subject to stringent federal, state and local laws and regulations relating to protection of the public and the environment. These laws include, for example:

•	the Federal Clean Air Act and analogous state laws, which impose obligations related to air emissions;

•	the Federal Water Pollution Control Act of 1972, as renamed and amended as the Clean Water Act, or CWA, and analogous state laws, which regulate discharge of wastewaters from our facilities to state and federal waters;

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal; and

•	the federal Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws that impose requirements for the handling and discharge of solid and hazardous waste from our facilities.
      Various governmental authorities, including the U.S. Environmental Protection Agency, or EPA, have the power to enforce compliance with these laws and regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Joint and several, strict liability may be incurred without regard to fault under CERCLA, RCRA and analogous state laws for the remediation of contaminated areas.
      There is inherent risk of the incurrence of environmental costs and liabilities in our business, some of which may be material, due to our handling of the products we gather, transport, process, fractionate and store, air emissions related to our operations, historical industry operations, waste disposal practices, and the prior use of flow meters containing mercury. Private parties, including the owners of properties through which our pipeline and gathering systems pass, may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage arising from our operations. Some sites we operate are located near current or former third party hydrocarbon storage and processing operations and there is a risk that contamination has migrated from those sites to ours. In addition, increasingly strict laws, regulations and enforcement policies could materially increase our compliance costs and the cost of any remediation that may become necessary.

      For example, the Kansas Department of Health and Environment, or the KDHE, regulates the storage of NGLs and natural gas in the state of Kansas. This agency also regulates the construction, operation and closure of brine ponds associated with such storage facilities. In response to a significant incident at a third party facility, the KDHE recently promulgated more stringent regulations regarding safety and integrity of brine ponds and storage caverns. These regulations are subject to interpretation and the costs associated with compliance with these regulations could vary significantly depending upon the interpretation of these regulations. Additionally, incidents similar to the incident at a third party facility that prompted the recent KDHE regulations could prompt the issuance of even stricter regulations.
      There is increasing pressure in New Mexico from environmental groups and area residents to reduce the noise from midstream operations through regulatory means. If these groups are successful, we may have to make capital expenditures to muffle noise from our facilities or to ensure adequate barriers or distance to mitigate noise concerns.
      Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us. Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. Also, new environmental regulations might adversely affect our products and activities, including processing, fractionation, storage and transportation, as well as waste management and air emissions. For example, in response to studies suggesting that emissions of certain gases may be contributing to a change in the temperature of the Earth’s atmosphere, many states are beginning to consider initiatives to track and record such gases, generally referred to as “greenhouse gases.” Several states have already adopted regulatory initiatives and one state, California, has adopted legislation aimed at reducing emissions of greenhouse gases. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are among the gases targeted by greenhouse gas initiatives and laws. This movement is in its infancy but regulatory initiatives or legislation placing restrictions on methane or carbon dioxide emissions could adversely affect our operations and the demand for our products. Federal and state agencies also could impose additional safety requirements, any of which could affect our profitability.
The natural gas gathering operations in the San Juan Basin may be subjected to regulation by the state of New Mexico, which could negatively affect our revenues and cash flows.
      The New Mexico state legislature has previously called for hearings to take place to examine the regulation of natural gas gathering systems in the state. It is unclear if further discussions or hearings will occur, but they could result in gathering regulation that would affect the fees that we could collect for gathering services. This type of regulation could adversely impact our revenues and cash flow.
Risks Inherent in an Investment in Us
We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make payments on our outstanding notes and distributions on our common units.
      We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. Williams Partners L.P. has no significant assets other than the ownership interests in its subsidiaries. As a result, our ability to make required payments on our outstanding notes and distributions on our common units depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable state partnership and limited liability company laws and other laws and regulations. If we are unable to obtain the funds necessary to pay the principal amount at maturity of our outstanding notes, or to repurchase our outstanding notes upon the occurrence of a change of control, or make distributions on our common units we may be required to adopt one or more alternatives, such as a refinancing of our outstanding notes or borrowing funds to make distributions on our common units. We cannot assure our notes holders that we would be able to refinance our outstanding notes or that we will be able to borrow funds to make distributions on our common units.

Common units held by Williams eligible for future sale may have adverse effects on the price of our common units.
      After this offering of common units, our private placement of common units and Class B units and our issuance of Class B units to Williams, Williams will hold 1,250,000 common units, 7,000,000 subordinated units and approximately 435,000 Class B units assuming a price per common unit to investors in this offering of $39.14, before underwriting discounts and commissions and offering expenses, representing a 22.0% limited partner interest in us. Williams may, from time to time, sell all or a portion of its common units, subordinated units or Class B units. Sales of substantial amounts of their common units, subordinated units and Class B units, or the anticipation of such sales, could lower the market price of our common units and may make it more difficult for us to sell our equity securities in the future at a time and at a price that we deem appropriate.

If we fail to obtain the approval of the unitholders for the conversion of the Class B units to common units, the minimum quarterly distribution payable in respect of the Class B units will increase, which will reduce the amount of cash available for distribution on our common units.
      If conversion of our Class B units is not approved by our unitholders within 180 days of the closing of the issuance of the Class B units, the holders of the Class B units will be entitled to receive an increased quarterly distribution equal to 115% of the quarterly distribution and distributions on liquidation payable on each common unit, but in each case the holders of the Class B units will remain subordinated to the holders of common units with respect to quarterly distributions and any arrearages thereon. Assuming that we issue an aggregate of 7,240,505 Class B units to investors in the private placement and Williams, based on our current quarterly distribution of $0.450 per unit, this increase would result in an aggregate of $2.0 million of additional quarterly distributions on Class B units annually. If we become obligated to pay an increased quarterly distribution on the Class B units, our cash on hand will be reduced and we may not have sufficient cash available to pay distributions on our common units.

USE OF PROCEEDS
      We expect to receive net proceeds of approximately $259.3 million from the sale of 6,900,000 common units offered by this prospectus supplement, after deducting estimated underwriting discounts but before estimated offering expenses. We base this amount on an assumed public offering price of $39.14 per common unit, the last reported sales price of our common units on the NYSE on November 29, 2006. We expect to receive net proceeds of approximately $346.5 million from the private placement of $350.0 million of common units and Class B units, after deducting the estimated placement agent fees but before estimated offering expenses. We expect to receive net proceeds of approximately $591.0 million from our concurrent private placement of $600.0 million aggregate principal amount of senior notes, after deducting the estimated underwriting discounts but before estimated offering expenses.
      This offering of common units is conditioned upon the closing of the private placement of senior notes, and the private placement of senior notes is conditioned upon the closing of this offering of common units. Neither this offering of common units nor the private placement of senior notes is conditioned upon the closing of the private placement of common units and Class B units. This offering of common units, the private placement of senior notes and the private placement of common units and Class B units are all conditioned on the closing of our acquisition of the remaining interest in Four Corners.
      We intend to use the net proceeds of this offering of common units, together with the net proceeds from our private placement of common units and Class B units and private placement of senior notes, which we estimate will be $1.197 billion in the aggregate:

•	to pay approximately $1.192 billion of the $1.223 billion aggregate consideration to Williams to acquire the remaining 74.9% interest in Four Corners;

•	to pay approximately $3.0 million of estimated expenses associated with our acquisition of the remaining interest in Four Corners and the related financing transactions, including this offering of common units; and

•	the remainder for general partnership purposes.
      The remaining consideration for the 74.9% interest in Four Corners will be in the form of an increase of approximately $13.6 million in our general partner’s capital account to allow it to maintain its 2% general partner interest and the issuance of approximately $17.0 million of Class B units to Williams. Please read “Acquisition of Remaining Interest in Four Corners” for information on our acquisition of the remaining interest in Four Corners and a description of Four Corners’ business.
      If the underwriters exercise their option to purchase additional common units, we will use the net proceeds, together with the related capital contribution of our general partner, for general partnership purposes.
      An increase or decrease in the assumed public offering price by $1.00 per common unit would cause the net proceeds from this offering of common units, after deducting estimated underwriting discounts but before estimated offering expenses, to increase or decrease by approximately $6.6 million (or approximately $7.6 million assuming full exercise of the underwriters’ option to purchase additional common units). If the net proceeds of this offering are reduced to an amount that, together with the net proceeds from our private placement of common units and Class B units and our private placement of senior notes, is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units based upon a value per Class B unit equal to the price per common unit to investors in this offering. If the net proceeds of this offering are increased to an amount that, together with the net proceeds from our private placement of common units and Class B units and our private placement of senior notes, is greater than our estimate of $1.197 billion, we may issue fewer or no Class B units to Williams. We will use any excess net proceeds for general partnership purposes.

CAPITALIZATION
      The following table shows:

•	our historical capitalization as of September 30, 2006; and

•	our pro forma capitalization as of September 30, 2006, as adjusted to reflect: (i) this common unit offering; (ii) our private placement of common units and Class B units; (iii) the private placement of our senior notes; (iv) the application of the net proceeds of this common unit offering, our private placement of common and Class B units and our private placement of senior notes as described under “Use of Proceeds;” and (v) our acquisition of the remaining interest in Four Corners, including the issuance of Class B units to Williams.
      The information in this table is derived from and should be read together with our historical consolidated financial statements and the accompanying notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which is incorporated by reference into this prospectus supplement, and our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus supplement. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, and in our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

	As of September 30, 2006
	(unaudited)

		Pro Forma
	Actual	As Adjusted

	($ in thousands)
Cash and cash equivalents	$32,150	$35,055

Short-term debt:
Our borrowings under Williams’ credit agreement	$—	$—
Our working capital credit facility with Williams	—	—
Four Corners’ loan agreement with Williams(a)	—	—
Long-term debt:
7 1/2% Senior Notes due 2011	150,000	150,000
% Senior Notes due 2017(b)	—	600,000

Total debt	150,000	750,000

Partners’ capital:
Held by public:
Common units	307,000	662,476
Class B units (c)	—	241,268
Held by the general partner and its affiliates:
Common units	28,749	35,768
Class B units (c)	—	17,024
Subordinated units	108,791	108,791
General partner interest	(193,278)	(936,037)

Total partners’ capital	251,262	129,290

Total capitalization	$401,262	$879,290

(a)	This loan agreement will be terminated upon the consummation of this offering of common units and the acquisition of the remaining interest in Four Corners.

(b)	We expect that these senior notes will mature in 2017, but we may elect to issue a portion of the senior notes in a separate series with a maturity of approximately five years.

(c)	Assuming the issuance in our private placement of common units and Class B units of approximately 6,805,492 Class B units, based upon an assumed purchase price of $35.81 per Class B unit, and the issuance of approximately 435,000 Class B units to Williams, based upon a value per common unit of $39.14 per unit, before underwriting discounts and commissions and offering expenses.

ACQUISITION OF REMAINING INTEREST IN FOUR CORNERS
General
      On June 20, 2006, we acquired a 25.1% membership interest in Four Corners from Williams for $360.0 million. On November 16, 2006, we entered into a purchase and sale agreement with our general partner and certain subsidiaries of Williams, pursuant to which we will acquire the remaining 74.9% membership interest in Four Corners for aggregate consideration of approximately $1.223 billion, subject to possible adjustment in our favor, consisting of at least $900.0 million in cash, up to $325.0 million of Class B units and an increase in our general partner’s capital account to allow it to maintain its 2% general partner interest in us. Please read “Summary—Recent Developments—Acquisition of Remaining Interest in Four Corners—Financing” for a discussion of how we intend to finance the acquisition. We expect this acquisition to be immediately accretive to distributable cash flow on a per-unit basis.
      Upon the closing of the transactions contemplated by the purchase and sale agreement, the following, among other things, will occur:

•	we will enter into a contribution, conveyance and assumption agreement with certain subsidiaries of Williams pursuant to which the remaining interest in Four Corners will be contributed to us;

•	our general partner will enter into an amendment to our partnership agreement in order to establish the terms of the Class B units; and

•	the $20.0 million loan agreement between Williams and Four Corners will be terminated.
      Pursuant to the purchase and sale agreement, Williams agreed to indemnify us and our security holders, officers, directors and employees against certain losses resulting from any breach of its representations, warranties, covenants or agreements or any breach or violation of any environmental laws (as defined in the purchase and sale agreement) by Four Corners or relating to its assets, operations or businesses that occurs prior to closing. We agreed to indemnify Williams, its affiliates (other than us and our security holders, officers, directors and employees) and its respective security holders, officers, directors and employees against certain losses resulting from any breach of our representations, warranties, covenants or agreements or any breach or violation of any environmental laws by Four Corners or relating to its assets, operations or businesses that occurs after closing. Certain of the parties’ indemnification obligations are subject to an aggregate deductible of $5.0 million. All of the parties’ indemnification obligations are subject to a cap equal to $150.0 million, except that Williams’ indemnification obligation with respect to a breach of their representation of title to the remaining interest in Four Corners may not exceed the aggregate consideration of $1.223 billion. In addition, the parties’ reciprocal indemnification obligations for certain tax liabilities and losses are not subject to the deductible and cap.
      Four Corners owns:

•	a 3,500-mile natural gas gathering system in the San Juan Basin in New Mexico and Colorado with a capacity of two billion cubic feet per day, or Bcf/d;

•	the Ignacio natural gas processing plant in Colorado and the Kutz and Lybrook natural gas processing plants in New Mexico, which have a combined processing capacity of 760 million cubic feet per day, or MMcf/d; and

•	the Milagro and Esperanza natural gas treating plants in New Mexico, which have a combined carbon dioxide treating capacity of 750 MMcf/d.
      Four Corners’ customers are primarily natural gas producers in the San Juan Basin. Four Corners provides its customers with a full range of natural gas gathering, processing and treating services. Fee-based gathering, processing and treating services accounted for approximately 78% and 72% of Four Corners’ total revenue less related product costs for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. The remaining 22% and 28% of Four Corners’ total revenues less related product costs for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, were derived from the sale of natural gas liquids, or NGLs, received by Four Corners as consideration for processing services.
      The Four Corners pipeline system gathers approximately 37% of the natural gas produced in the San Juan Basin and connects with the five pipeline systems that transport natural gas to end markets from the basin. Approximately 40% of the supply connected to the Four Corners pipeline system in the San Juan Basin is produced from conventional reservoirs and approximately 60% is produced from coal bed reservoirs. Four Corners is currently the only company in the basin that is the owner and operator of both major conventional natural gas and coal bed methane gathering, processing and treating facilities in the San Juan Basin. Despite the topographically challenging terrain, Four Corners has gathering pipelines throughout most of the San Juan Basin.
      The following map shows the locations of Four Corners’ gathering lines, the Ignacio, Kutz and Lybrook natural gas processing plants and the Milagro and Esperanza natural gas treating plants:
Financing
      We intend to finance our acquisition of the remaining 74.9% interest in Four Corners with a combination of debt and equity. Please read “Summary—Acquisition of Remaining Interest in Four Corners—Financing” for more information on how we intend to finance the acquisition.
Financial Data
      Historically, we have accounted for our 25.1% interest in Four Corners as an equity investment, and therefore have not consolidated its financial results. Upon our acquisition of the remaining interest in Four Corners, we will own 100% of Four Corners and will consolidate its financial results. For the year ended

December 31, 2005 and the nine months ended September 30, 2006, a 100% interest in Four Corners generated:

•	Adjusted EBITDA of approximately $153.2 million and $136.7 million, respectively; and

•	DCF of approximately $141.0 million and $120.4 million, respectively.
For a reconciliation of each of Adjusted EBITDA and DCF to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Please read “Summary— Summary Historical and Pro Forma Financial and Operating Data—Four Corners” for information regarding Four Corners’ financial and operating results.
Overview of San Juan Basin
      The San Juan Basin, measuring approximately 7,500 square miles, is located in southwest Colorado and northwest New Mexico and is one of North America’s largest natural gas fields. In 2002, the U.S. Geological Survey estimated there were 50.6 trillion cubic feet of undiscovered natural gas in the San Juan Basin. The U.S. Bureau of Land Management also estimates that more than 12,500 undrilled locations remain in the New Mexico portion of the San Juan Basin. Lippman Consulting Inc., an independent natural gas consultant for North America with significant experience in the San Juan Basin, believes wellhead production of natural gas in the San Juan Basin will remain stable at four Bcf/d for at least the next ten years. In addition, we anticipate the level of development in the San Juan Basin to continue at current levels in response to approval from the states of Colorado and New Mexico for increased drilling activity in the basin.
      Natural gas in the San Juan Basin is produced from two reservoir types — conventional and coal bed. Conventional natural gas generally contains natural gas liquids, or NGLs, and comparatively less carbon dioxide while natural gas from coal beds, or coal bed methane, typically contains few, if any, extractable NGLs and has a high concentration of carbon dioxide. As a result, conventional natural gas generally requires processing, and coal bed methane generally requires treating for excess carbon dioxide, before the natural gas can be transported on long-haul interstate pipelines. Five pipeline systems transport natural gas to end markets from the San Juan Basin, allowing producers to benefit from diversified access to a variety of natural gas markets throughout the western United States.
Four Corners Natural Gas Gathering System
      The Four Corners natural gas gathering pipeline system consists of:

•	3,500 miles of 2-inch to 30-inch diameter natural gas gathering pipelines with capacity of two Bcf/d and approximately 6,400 receipt points; and

•	90 field compression units leased from Hanover Compression, Inc. and an additional 108 compression units owned by Four Corners, providing an aggregate of approximately 290,000 horsepower of field compression. Most of this field compression, excluding major turbine compressing stations, is operated by Hanover Compression.
      Additionally, Four Corners owns and operates approximately 110,000 horsepower of compression at pipeline stations and plants, giving the Four Corners’ gathering system an aggregate of approximately 400,000 horsepower of total compression deployed.
      Four Corners generally charges a fee on the volume of natural gas gathered on its pipeline system. Four Corners does not, however, take title to the natural gas that it gathers other than natural gas it retains for fuel and purchases for shrinkage.

Four Corners Processing and Treating Plants

Natural Gas Processing Plants
      Four Corners owns and operates three natural gas processing plants with a combined processing capacity of 760 MMcf/d and combined NGL production capacity of 41,000 barrels per day, or bpd.
      The Ignacio natural gas processing plant was constructed in 1956 and is located near Durango, Colorado. Williams acquired the plant in 1983 in connection with its acquisition of Northwest Energy. The primary processing components of the Ignacio plant were installed in 1984 and were subsequently upgraded and expanded in 1999. The Ignacio plant has one cryogenic train with 55,000 horsepower of compression and processing capacity of 450 MMcf/d. The Ignacio plant has outlet connections to the El Paso Natural Gas, Transwestern and Williams’ Northwest pipeline systems. These pipelines serve markets throughout most of the western United States. The plant has an NGL production capacity of 22,000 bpd. Most of the NGLs are shipped via the MAPL pipeline system to Gulf Coast markets, but some NGLs retained by Four Corners are fractionated at Ignacio and distributed locally via trucks. Ignacio also produces liquefied natural gas, which is distributed via truck. The Ignacio plant is able to recover approximately 95% of the ethane contained in the natural gas stream and nearly all of the propane and heavier NGLs.
      The Kutz and Lybrook gas processing plants, located in Bloomfield and Lybrook, New Mexico, respectively, have a combined processing capacity of 310 MMcf/d. These plants have an aggregate 67,000 horsepower of compression and have a combined NGL production capacity of 19,000 bpd. The NGLs are shipped via the MAPL pipeline system to Gulf Coast markets, but some liquids retained by Four Corners are fractionated at Lybrook and distributed locally via truck. The Kutz plant has gas outlets to the El Paso Natural Gas, PNM and Transwestern pipeline systems. The Lybrook plant connects to the PNM pipeline. The Kutz and Lybrook plants are able to recover approximately 55% and 80%, respectively, of the ethane contained in the natural gas stream.

Treating Plants
      Natural gas from coal bed methane sources typically contains high levels of carbon dioxide and must be treated before it can be transported through pipelines to end markets. Four Corners owns and operates two natural gas treating plants, the Milagro and Esperanza plants, with a combined carbon dioxide treating capacity of 750 MMcf/d. The Milagro treating plant can deliver natural gas to the El Paso Natural Gas, Transwestern, Southern Trails and PNM pipeline systems.
      Four Corners charges a fee for the volume of natural gas treated at its facilities and does not take gas as payment for its treating services, other than for the reimbursement of gas used or lost during the treating of natural gas.
Four Corners Customers and Contracts

Customers
      Three producer customers, ConocoPhillips, Burlington Resources and BP America Production Company, accounted for approximately 30% and 28% of Four Corners’ total revenues for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. On March 31, 2006, ConocoPhillips acquired Burlington Resources. Additionally, a subsidiary of Williams, to which Four Corners sells substantially all of the NGLs that Four Corners retains under its keep-whole and percent-of-liquids contracts, accounted for approximately 48% and 45% of Four Corners’ total revenues for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. We provide natural gas gathering, treating and processing services to another affiliate of Williams, which services accounted for less than 10% of Four Corners’ total revenues for each of the year ended December 31, 2005 and the nine months ended September 30, 2006. No other customer accounted for over 10% of Four Corners’ total revenues for the year ended December 31, 2005 or the nine months ended September 30, 2006.

Contracts
      Four Corners provides its customers with a full range of gathering, processing and treating services. These services are usually provided to each customer under a single long-term contract with applicable acreage dedications, reserve dedications, or both, for the life of the contract.
      Four Corners has a portfolio of natural gas processing agreements that includes the following types of contracts:

•	Keep-whole. Under keep-whole contracts, Four Corners (1) processes natural gas produced by customers, (2) retains some or all of the extracted NGLs as compensation for its services, (3) replaces the British thermal unit (“Btu”) content of the retained NGLs that were separated during processing with natural gas it purchases, also known as shrink replacement gas, and (4) delivers an equivalent Btu content of natural gas to customers at the plant outlet. Four Corners, in turn, sells the retained NGLs to a subsidiary of Williams, which serves as a marketer for those NGLs at market prices. For the year ended December 31, 2005 and the nine months ended September 30, 2006, 38% and 36%, respectively, of Four Corners’ processing volumes were under keep-whole contracts.

•	Percent-of-liquids. Under percent-of-liquids processing contracts, Four Corners (1) processes natural gas produced by customers, (2) delivers to customers an agreed-upon percentage of the extracted NGLs, (3) retains a portion of the extracted NGLs as compensation for its services and (4) delivers natural gas to customers at the plant outlet. Under this type of contract, there is no requirement for Four Corners to replace the Btu content of the retained NGLs that were extracted during processing. Four Corners sells the retained NGLs to a subsidiary of Williams, which serves as a marketer for those NGLs at market prices. For the year ended December 31, 2005 and the nine months ended September 30, 2006, 14% and 13%, respectively, of Four Corners’ processing volumes were under percent-of-liquids contracts.

•	Fee-based. Under fee-based contracts, Four Corners receives revenue based on the volume of natural gas processed and the per-unit fee charged, and Four Corners retains none of the extracted NGLs. For the year ended December 31, 2005 and the nine months ended September 30, 2006, 13% and 14%, respectively, of Four Corners’ processing volumes were under fee-based contracts.

•	Fee-based and keep-whole. These contracts have both a per-unit fee component and a keep-whole component. The relative proportions of the fee component and the keep-whole component vary from contract to contract, with the keep-whole component never consisting of more than 50% of the total extracted NGLs. For the year ended December 31, 2005 and the nine months ended September 30, 2006, 35% and 37%, respectively, of Four Corners’ processing volumes were under these fee-based and keep-whole contracts.
Competition
      The Four Corners pipeline system competes with other delivery options available to producers in the San Juan Basin. Four Corners generally competes with other gathering systems and interconnecting gas processing and treating facilities, some of which may have the same owner. The Enterprise system, comprised of 5,500 miles of gathering lines and one processing plant, gathers approximately 27% of the natural gas produced in the San Juan Basin. Enterprise owns and operates primarily conventional natural gas gathering and processing facilities in the San Juan Basin. The Red Cedar system, consisting of 900 miles of gathering lines, is a joint venture between the Southern Ute Indian tribe and Kinder Morgan Energy Partners. The Red Cedar system gathers approximately 12% of the natural gas produced in the San Juan Basin. The TEPPCO system consists of 400 miles of gathering lines and gathers approximately 12% of the natural gas produced in the San Juan Basin. Red Cedar and TEPPCO own and operate primarily coal bed methane gathering and treating facilities in the San Juan Basin.
      The Four Corners pipeline system gathers approximately 37% of the natural gas produced in the San Juan Basin and connects with the five pipeline systems that transport natural gas to end markets from the San Juan Basin.

Gas Supply
      All of Four Corners’ contracts with major customers contain certain production dedications whereby natural gas produced from a particular area and/or group of receipt points may only flow to Four Corners’ assets for the life of the contract. Those contracts also contain provisions requiring the connection of newly drilled wells within dedicated areas to Four Corners. From 1999 to 2005, an average of 220 wells were connected each year and, according to tentative customer drilling plans shared with Williams, may grow to as many as 280 wells annually. We anticipate that these additional well connects, together with sustained drilling activity, other expansion opportunities and production enhancement activities by producers, will offset substantially the impact of normal decline in gathered and processed volumes. Four Corners has on occasion successfully pursued customers connected to competing gathering systems when the customer’s contract with the competing gathering system expired.
Environmental Matters
      Current federal regulations require that certain unlined liquid containment pits located near named rivers and catchment areas be taken out of use, and current state regulations required all unlined, earthen pits to be either permitted or closed by December 31, 2005. Operating under a New Mexico Oil Conservation Division-approved workplan, Four Corners has physically closed all of its pits that were slated for closure under those regulations. Four Corners is presently awaiting agency approval of the closures for 40 to 50 of those pits.
      Four Corners is also a participant in environmental activities associated with groundwater contamination at certain well sites in New Mexico. Of nine remaining active sites, product removal is ongoing at seven and groundwater monitoring is ongoing at each site. As groundwater concentrations reach and sustain closure criteria levels and state regulator approval is received, the sites will be properly abandoned. Four Corners expects the remaining sites will be closed within four to eight years.
      As of September 30, 2006, Four Corners had accrued liabilities totaling $0.6 million for these environmental activities. It is reasonably possible that Four Corners will incur losses in excess of its accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by governmental authorities and other factors.
      Four Corners is subject to extensive federal, state and local environmental laws and regulations that affect its operations related to the construction and operation of its facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. Four Corners has not been notified and is not currently aware of any material noncompliance under the various applicable environmental laws and regulations. Please read “Risk Factors— Risks Inherent in Our Business— Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities” elsewhere in this prospectus supplement, and “Business— Environmental Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2005.
      Pursuant to the purchase and sale agreement by which we will acquire the remaining interest in Four Corners, Williams agreed to indemnify us against certain losses resulting from, among other things, any breach or violation of any environmental laws by Four Corners or relating to its assets, operations or businesses that occurs prior to closing. In addition, we agreed to indemnify Williams against certain losses resulting from, among other things, any breach of any environmental laws by Four Corners or relating to its assets, operations or businesses that occurs after closing. These environmental indemnification obligations are subject to an aggregate deductible of $5.0 million and a cap equal to $150.0 million.

Litigation

Will Price
      In 2001, Four Corners’ predecessor was named, along with other subsidiaries of Williams, as defendants in a nationwide class action lawsuit in Kansas state court that had been pending against other defendants, generally pipeline and gathering companies, since 2000. The plaintiffs alleged that the defendants have engaged in mismeasurement techniques that distort the heating content of natural gas, resulting in an alleged underpayment of royalties to the class of producer plaintiffs and sought an unspecified amount of damages. The defendants have opposed class certification and a hearing on plaintiffs’ second motion to certify the class was held on April 1, 2005. Four Corners is awaiting a decision from the court.

Grynberg
      In 1998, the Department of Justice informed Williams that Jack Grynberg, an individual, had filed claims on behalf of himself and the federal government, in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, including Four Corners’ predecessor. The claims sought an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. Grynberg has also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. In 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg cases, including the action filed in federal court in Colorado against Four Corners’ predecessor. Also in 1999, the Panel on Multi-District Litigation transferred all of these cases, including those filed against Four Corners’ predecessor, to the federal court in Wyoming for pre-trial purposes. Grynberg’s measurement claims remain pending against us and the other defendants; the court previously dismissed Grynberg’s royalty valuation claims. In May 2005, the court-appointed special master entered a report which recommended that the claims against certain Williams’ subsidiaries, including us, be dismissed. On October 20, 2006, the court dismissed all claims against us, subject to appeal.
Conflicts Committee Approval
      The conflicts committee of the board of directors of our general partner recommended approval of our acquisition of the remaining interest in Four Corners. The conflicts committee retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. In recommending approval of the transaction, the committee based its decision in part on an opinion from the committee’s independent financial advisor that the consideration to be paid by us is fair, from a financial point of view, to us and our public unitholders.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
      Our common units are listed on the NYSE under the symbol “WPZ.” As of November 24, 2006, there were 14,598,276 common units outstanding, held by 123 holders, including common units held in street name and by affiliates of Williams.
      As of November 24, 2006, there were 7,000,000 subordinated units outstanding held by four subsidiaries of Williams. The subordinated units are not publicly traded.
      The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions paid or to be paid to our unitholders. The last reported sales price of our common units on the NYSE on November 29, 2006 was $39.14 per common unit.

			Cash Distribution
	High	Low	Per Unit (a)

2006
Fourth Quarter (through November 29, 2006)	$40.80	$35.04	N/A
Third Quarter	36.00	29.25	$0.4500
Second Quarter	35.55	30.30	0.4250
First Quarter	33.92	31.00	0.3800
2005
Fourth Quarter	$34.46	$29.75	$0.3500
Third Quarter (b)	32.75	24.89	0.1484	(c)

(a)	Represents cash distributions attributable to the quarter and declared and paid or to be paid within 45 days after quarter end. We paid cash distributions to our general partner with respect to its 2% general partner interest and incentive distribution rights of $0.1 million for the period from August 23, 2005 through December 31, 2005 and approximately $0.8 million for the period from January 1, 2006 through September 30, 2006.

(b)	For the period from August 18, 2005 through September 30, 2005.

(c)	The distribution for the third quarter of 2005 represents a pro-rated distribution of $0.35 per common and subordinated unit for the period from August 23, 2005, the date of the closing of our initial public offering of common units, through September 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      Please read the following discussion of our financial condition and results of operations in conjunction with our restated audited consolidated financial statements and related notes included in Exhibit 99.1 of our Current Report on Form 8-K filed on September 22, 2006 and our unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. In addition, please read the following discussion in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Current Report on Form 8-K filed on September 22, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.
Overview
      We are principally engaged in the business of gathering, transporting, processing and treating natural gas and fractionating and storing natural gas liquids, or NGLs. We manage our business and analyze our results of operations on a segment basis. Our operations are divided into two business segments:

•	Gathering and Processing. Upon completion of our acquisition of the remaining interest in Four Corners, our Gathering and Processing segment will include (1) our 100% ownership interest in Four Corners, (2) our 40% ownership interest in Discovery and (3) the Carbonate Trend gathering pipeline off the coast of Alabama. Four Corners owns a natural gas gathering system in the San Juan Basin in New Mexico and Colorado, three natural gas processing plants in Colorado and New Mexico and two natural gas treating plants in New Mexico. Discovery owns an integrated natural gas gathering and transportation pipeline system extending from offshore in the Gulf of Mexico to a natural gas processing facility and an NGL fractionator in Louisiana. These assets generate revenues by providing natural gas gathering, transporting and processing services and integrated NGL fractionating services to customers under a range of contractual arrangements. Although Discovery includes fractionation operations, which would normally fall within the NGL Services segment, it is primarily engaged in gathering and processing and is managed as such.

•	NGL Services. Our NGL Services segment includes three integrated NGL storage facilities and a 50% undivided interest in a fractionator near Conway, Kansas. These assets generate revenues by providing stand-alone NGL fractionation and storage services using various fee-based contractual arrangements where we receive a fee or fees based on actual or contracted volumetric measures.
How We Evaluate Our Operations
      Our management uses a variety of financial and operational measures to analyze our segment performance, including the performance of Four Corners and Discovery. These measurements include:

•	Four Corners’ gathering and processing volumes;

•	Four Corners’ net liquids margin;

•	Discovery’s pipeline throughput volumes;

•	Discovery’s gross processing margins;

•	Conway’s fractionation volumes;

•	Conway’s storage revenues; and

•	operating and maintenance expenses.

Four Corners
      Gathering Volumes. The gathering volumes on the Four Corners system are an important component of maximizing Four Corners’ profitability. Four Corners gathers approximately 37% of the San Juan Basin’s natural gas production at approximately 6,400 receipt points under mostly fee-based contracts. Four Corners’ gathering volumes from existing wells connected to our pipeline will naturally decline over time. Accordingly, to maintain or increase gathering volumes Four Corners must continually obtain new supplies of natural gas.
      Processing Volumes. The volumes processed at the Ignacio, Kutz and Lybrook natural gas processing plants are an important measure of Four Corners’ ability to maximize the profitability of these facilities. Four Corners gathers and processes natural gas under keep-whole, percent-of-liquids, fee-based and fee-based and keep-whole contracts. Four Corners’ processing volumes are largely dependent on the volume of natural gas gathered on the Four Corners’ system.
      Net Liquids Margin. The net liquids margin is an important measure of Four Corners’ ability to maximize the profitability of its processing operations. Liquids margin is derived by deducting the cost of shrink replacement gas and fuel from the revenue Four Corners receives from the sale of its NGLs. Shrink replacement gas refers to natural gas that is required to replace the Btu content lost when NGLs are extracted from the natural gas stream. Under certain agreement types, Four Corners receives NGLs as compensation for processing services provided to its customers. The net liquids margin will either increase or decrease as a result of a corresponding change in the relative market prices of NGLs and natural gas.

Discovery
      Pipeline Throughput Volumes. We view throughput volumes on Discovery’s pipeline system and our Carbonate Trend pipeline as an important component of maximizing our profitability. We gather and transport natural gas under fee-based contracts. Revenue from these contracts is derived by applying the rates stipulated to the volumes transported. Pipeline throughput volumes from existing wells connected to our pipelines will naturally decline over time. Accordingly, to maintain or increase throughput levels on these pipelines and the utilization rate of Discovery’s natural gas processing plant and fractionator, we and Discovery must continually obtain new supplies of natural gas. Our ability to maintain existing supplies of natural gas and obtain new supplies are impacted by (1) the level of workovers or recompletions of existing connected wells and successful drilling activity in areas currently dedicated to our pipelines and (2) our ability to compete for volumes from successful new wells in other areas. We routinely monitor producer activity in the areas served by Discovery and Carbonate Trend and pursue opportunities to connect new wells to these pipelines.
      Gross Processing Margins. We view total gross processing margins as an important measure of Discovery’s ability to maximize the profitability of its processing operations. Gross processing margins include revenue derived from:

•	the rates stipulated under fee-based contracts multiplied by the actual MMBtu volumes;

•	sales of NGL volumes received under percent-of-liquids contracts for Discovery’s account; and

•	sales of natural gas volumes that are in excess of operational needs.
      The associated costs, primarily shrink replacement gas and fuel gas, are deducted from these revenues to determine processing gross margin. In certain prior years, such as 2003, we generated significant revenues from the sale of excess natural gas volumes. However, in response to a final rule issued by FERC in 2004, we expect that Discovery will generate only minimal revenues from the sale of excess natural gas in the future.
      Discovery’s mix of processing contract types and its operation and contract optimization activities are determinants in processing revenues and gross margins.

Conway
      Fractionation Volumes. We view the volumes that we fractionate at the Conway fractionator as an important measure of our ability to maximize the profitability of this facility. We provide fractionation services at Conway under fee-based contracts. Revenue from these contracts is derived by applying the rates stipulated to the volumes fractionated.

      Storage Revenues. Our storage revenues are derived by applying the average demand charge per barrel to the total volume of storage capacity under contract. Given the nature of our operations, our storage facilities have a relatively higher degree of fixed verses variable costs. Consequently, we view total storage revenues, rather than contracted capacity or average pricing per barrel, as the appropriate measure of our ability to maximize the profitability of our storage assets and contracts. Total storage revenues include the monthly recognition of fees received for the storage contract year and shorter-term storage transactions.

Operating and Maintenance Expenses
      Operating and maintenance expenses are costs associated with the operations of a specific asset. Direct labor, fuel, utilities, contract services, materials, supplies, insurance and ad valorem taxes comprise the most significant portion of operating and maintenance expenses. Other than fuel, these expenses generally remain relatively stable across broad ranges of throughput volumes but can fluctuate depending on the activities performed during a specific period. For example, plant overhauls and turnarounds result in increased expenses in the periods during which they are performed. We include fuel cost in our operating and maintenance expense, although it is generally recoverable from our customers in our NGL Services segment. As noted above, fuel costs in our Gathering and Processing segment are a component in assessing our gross processing margins.
      Additionally in the course of providing gathering processing and treating services to its customers, Four Corners realizes over and under deliveries of its customers’ products that are reflected in its operating and maintenance expense as product imbalance gains and losses. Four Corners monitors these gains and losses to determine whether they are within industry standards and determine the impact of such gains and losses on Four Corner’s results of operations.
      In addition to the foregoing measures, we also review our general and administrative expenditures, substantially all of which are incurred through Williams. In an omnibus agreement, executed in connection with our initial public offering, Williams agreed to provide a five-year partial credit for general and administrative expenses incurred on our behalf. The amount of this credit in 2005 was $3.9 million, which was pro rated for the period from the closing of our initial public offering through year end. The pro rated amount totaled $1.4 million. The amount of the credit will be $3.2 million in 2006 and will decrease by approximately $800,000 in each subsequent year.
      We record total general and administrative costs, including those costs that are subject to the credit by Williams, as an expense, and we record the credit as a capital contribution by our general partner. Accordingly, our net income does not reflect the benefit of the credit received from Williams. However, the cost subject to this credit is allocated entirely to our general partner. As a result, the net income allocated to limited partners on a per-unit basis reflects the benefit of this credit.

Results of Operations

Consolidated Overview
      The following table and discussion is a summary of our consolidated results of operations for the three years ended December 31, 2005 and the nine months ended September 30, 2006 and 2005. The results of operations by segment are discussed in further detail following this consolidated overview discussion. All prior period information in the following discussion and analysis of results of operations has been restated to reflect our 25.1% interest acquisition in Four Corners in June 2006. As such, our interest in Four Corners and Discovery’s net operating results are reflected as equity earnings in the Consolidated Statements of Income. Upon our acquisition of the remaining 74.9% interest in Four Corners as discussed under “Acquisition of Remaining Interest in Four Corners,” we will own 100% of Four Corners and will consolidate its financial results.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	($ in thousands)
Revenues	$28,294	$40,976	$51,769	$35,721	$44,434
Costs and expenses:
Operating and maintenance expense	13,960	19,376	25,111	16,792	22,353
Product cost	1,263	6,635	11,821	8,320	11,522
Depreciation and accretion	3,707	3,686	3,619	2,694	2,709
General and administrative expense	1,813	2,613	5,323	3,139	6,283
Taxes other than income	640	716	700	532	550
Other, net	(133)	(91)	(6)	—	5

Total costs and expenses	21,250	32,935	46,568	31,477	43,422

Operating income	7,044	8,041	5,201	4,244	1,012
Equity earnings — Four Corners	22,276	24,236	28,668	21,795	26,842
Equity earnings — Discovery	3,447	4,495	8,331	2,969	10,183
Impairment of investment in Discovery	—	(13,484)	—	—	—
Interest expense	(4,176)	(12,476)	(8,238)	(8,000)	(4,155)
Interest income	—	—	165	76	642

Income before cumulative effect of change in accounting principle	28,591	10,812	34,127	21,084	34,524
Cumulative effect of change in accounting principle	(1,182)	—	(802)	—	—

Net income	$27,409	$10,812	$33,325	$21,084	$34,524

Nine Months Ended September 30, 2006 vs. Nine Months Ended September 30, 2005
      Revenues increased $8.7 million, or 24%, due primarily to higher revenues in our NGL Services segment reflecting higher storage and fractionation revenues and increased product sales revenues. These increases are discussed in detail in the “—Results of Operations— NGL Services” section.
      Operating and maintenance expense increased $5.6 million, or 33%, due primarily to our NGL Services segment where fuel and power costs and cavern workover costs increased.
      Product cost increased $3.2 million, or 38%, directly related to increased product sales discussed above.
      General and administrative expense increased $3.1 million, or 100%, due primarily to the increased costs of being a publicly traded partnership. These costs included $1.4 million for charges allocated by Williams for accounting, legal and other support, $1.1 million for audit fees, tax return preparation, director fees and agency rating fees and $0.5 million for activities of the conflicts committee of the board of directors of our general partner associated with our acquisition of a 25.1% interest in Four Corners.
      Operating income decreased $3.2 million, or 76%, due primarily to higher operating and maintenance expense and general and administrative expense, partially offset by higher NGL Services’ storage and fractionation revenues.
      Equity earnings from Four Corners and Discovery increased $5.0 million and $7.2 million, respectively. Both of these increases are discussed in detail in the “—Results of Operations— Gathering and Processing” section.
      Interest expense decreased $3.8 million, or 48%, due to $7.4 million lower interest following the forgiveness of the advances from Williams in conjunction with the closing of our initial public offering on August 23, 2005. This decrease was partially offset by $3.1 million of interest on our $150.0 million senior unsecured notes issued in June 2006 to finance a portion of our acquisition of a 25.1% interest in Four Corners.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004
      Revenues increased $10.8 million, or 26%, due primarily to higher revenues in our NGL Services segment reflecting increased product sales volumes and higher storage revenues, slightly offset by lower revenue in our Gathering and Processing segment due to Hurricanes Katrina and Rita and the 2004 recognition of a $950,000 settlement of a contractual volume deficiency provision.
      Operating and maintenance expense increased $5.7 million, or 30%, due primarily to larger product imbalance valuation adjustments and higher fuel and power costs recognized by our NGL Services segment in 2005 as compared to 2004.
      Product cost increased $5.2 million, or 78%, directly related to the increase in product sales volumes in our NGL Services segment.
      General and administrative expense increased $2.7 million, or 104% primarily to the increased costs of being a publicly traded partnership. These costs included $1.1 million for audit fees, tax return preparation, director fees, and registration and transfer agent fees, $0.7 million for direct and specific charges allocated, by Williams, for accounting, legal, and other support, $0.6 million for business development, and $0.3 million for other various expenses.
      Operating income decreased $2.8 million, or 35%, due primarily to higher operating and maintenance expense in our NGL Services segment, higher general and administrative expenses and lower revenues in our Gathering and Processing segment, partially offset by higher storage revenues in our NGL Services segment.
      Equity earnings from Four Corners increased $4.4 million, or 18%. This increase is discussed in detail in “—Results of Operations— Gathering and Processing.”
      Equity earnings from Discovery increased $3.8 million, or 85%. This increase is discussed in detail below under “—Results of Operations— Gathering and Processing.”
      The impairment of our investment in Discovery is the result of our analysis pursuant to which we concluded that we had experienced an other-than-temporary decline in the value of our investment in Discovery.
      Interest expense decreased $4.2 million, or 34%, due primarily to the forgiveness of the advances from Williams to our predecessor in conjunction with the closing of our initial public offering on August 23, 2005.
      The cumulative effect of change in accounting principle of $0.8 million in 2005 relates to our December 31, 2005 adoption of Financial Accounting Standards Board Interpretation (“FIN”) No. 47. Please read Note 7 of Notes to Consolidated Financial Statements in Exhibit 99.1 to our Current Report on Form 8-K filed on September 22, 2006, which is incorporated herein by reference.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Revenues increased $12.7 million, or 45%, due mainly to higher revenues in our NGL Services segment, reflecting higher product sales volumes and storage rates.
      Operating and maintenance expense increased $5.4 million, or 39%, due primarily to increased costs to comply with KDHE requirements at NGL Services’ Conway facilities. Product costs increased $5.4 million, from $1.3 million, due to the increase in product sales.
      General and administrative expense increased $0.8 million, or 44%, due primarily to an increase in allocated general and administrative expenses from Williams reflecting increased corporate overhead costs within the Williams organization. These increased costs related to various corporate initiatives and Sarbanes-Oxley Act compliance efforts within Williams.
      Equity earnings from Four Corners increased $2.0 million, or 9%. This increase is discussed in detail in “—Results of Operations— Gathering and Processing.”
      Equity earnings from Discovery increased $1.0 million, or 30%. This increase is discussed in detail in “—Results of Operations— Gathering and Processing.”
      The impairment of our investment in Discovery is the result of our analysis pursuant to which we concluded that we had experienced an other-than-temporary decline in the value of our investment in Discovery.
      Interest expense increased $8.3 million, from $4.2 million, due primarily to the cash advanced by Williams in December 2003 to fund our predecessor’s $101.6 million share of a cash call by Discovery to repay its outstanding debt.
      The cumulative effect of change in accounting principle of $1.2 million in 2003 relates to our January 1, 2003 adoption of Statement of Financial Accounting Standard, or SFAS, No. 143, “Accounting for Asset Retirement Obligations.” Please read Note 7 of Notes to Consolidated Financial Statements in Exhibit 99.1 to our Current Report on Form 8-K filed on September 22, 2006, which is incorporated herein by reference.
Results of Operations — Gathering and Processing
      Our Gathering and Processing segment currently includes (1) the Carbonate Trend gathering pipeline, (2) our 25.1% ownership interest in Four Corners and (3) our 40% ownership interest in Discovery. Historically, Four Corners and Discovery were accounted for using the equity method of accounting. As such, our interest in Four Corners and Discovery’s net operating results are reflected as equity earnings in the Consolidated Statements of Income. Upon our acquisition of the remaining 74.9% interest in Four Corners as discussed under “Acquisition of Remaining Interest in Four Corners,” we will own 100% of Four Corners and will consolidate its financial results. Due to the significance of Four Corners’ and Discovery’s equity earnings to our historical results of operations, the discussion below addresses in greater detail the results of operations for 100% of both Four Corners and Discovery.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Segment revenues	$5,513	$4,833	$3,515	$2,295	$2,041
Costs and expenses:
Operating and maintenance expense	379	572	714	477	872
Depreciation	1,200	1,200	1,200	900	900
General and administrative expense — direct	—	—	2	—	9

Total costs and expenses	1,579	1,772	1,916	1,377	1,781

Segment operating income	3,934	3,061	1,599	918	260
Equity earnings — Four Corners	22,276	24,236	28,668	21,795	26,842
Equity earnings — Discovery	3,447	4,495	8,331	2,969	10,183
Impairment of investment in Discovery	—	(13,484)	—	—	—

Segment profit	$29,657	$18,308	$38,598	$25,682	$37,285

Carbonate Trend

Nine Months Ended September 30, 2006 vs. Nine Months Ended September 30, 2005
      Segment operating income (loss) for the nine months ended September 30, 2006 decreased $0.7 million due primarily to higher insurance premiums related to the increased hurricane activity in the Gulf Coast region in 2005. In addition, gathering revenues decreased during the first nine months of 2006 due to declines in average daily gathered volumes. These volumetric declines were caused by normal reservoir depletion that was not offset by new sources of throughput.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004
      Carbonate Trend’s revenues decreased $1.3 million, or 27%, due primarily to a 29% decline in average daily gathered volumes between 2005 and 2004 and the absence of $1.0 million of revenue resulting from the settlement of a contractual volume deficiency payment recognized in 2004, partially offset by $0.5 million of revenue from the settlement of a contractual volume deficiency payment recognized in 2005.
      The decline in Carbonate Trend’s average daily gathered volumes was caused by normal reservoir depletion, reduced capacity experienced at a third-party onshore treating plant in April 2005 and the temporary shutdowns for Hurricane Dennis in July 2005 and Hurricane Katrina in August 2005. The overall impact of this decline in gathered volumes on gathering revenue was approximately $1.1 million. This decline in gathered volumes was partially offset by a 11% higher average gathering rate causing a $0.3 million increase in gathering revenue. The increase in the average gathering rate was due to a customer’s annual election in 2005 under a bundled rate provision within its contract.
      Operating and maintenance expense increased $0.1 million, or 25%, due to increased costs for inhibitor chemicals and internal pipeline corrosion inspection, and related to increased insurance costs. These increases were offset partially by increased painting expense in 2004.
      Segment operating income decreased $1.5 million, or 48%, due primarily to the lower revenues discussed above.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Carbonate Trend’s revenues decreased $0.7 million, or 12%, due primarily to a 26% decline in gathering volumes in 2004, largely offset by the recognition in 2004 of a $1.0 million settlement of a contractual volume deficiency provision. Gathering volumes declined in 2004 due to lower production from connected wells that was not offset by new production coming online.
      Operating and maintenance expense increased $0.2 million due to additional costs for contractor services.

Four Corners
      Historically, our interest in Four Corners was accounted for using the equity method of accounting. As such, our interest in Four Corners’ net operating results is reflected as equity earnings in our Consolidated Statements of Income. Upon our acquisition of the remaining 74.9% interest in Four Corners as described under “Acquisition of Remaining Interest in Four Corners,” we will own 100% of Four Corners and will consolidate its financial results. Due to the significance of Four Corners’ equity earnings to our historical results of operations, the following discussion addresses in greater detail the results of operations for 100% of Four Corners.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

Revenues	$354,134	$428,223	$463,203	$336,147	$376,069
Costs and expenses, including interest:
Product cost and shrink replacement	91,328	146,328	165,706	115,087	121,898
Operating and maintenance	89,783	97,070	104,648	76,810	93,570
Depreciation and amortization	41,552	40,675	38,960	29,107	29,801
General and administrative	24,102	29,566	31,292	21,092	21,248
Taxes other than income	6,822	6,790	7,746	5,909	5,842
Other, net	11,800	11,238	636	1,309	(3,230)

Total costs and expenses, including interest	265,387	331,667	348,988	249,314	269,169

Income before cumulative effect of change in accounting principle	$88,747	$96,556	$114,215	$86,833	$106,940

Williams Partners 25.1% interest-equity earnings per our Consolidated Statements of Income	$22,276	$24,236	$28,668	$21,795	$26,842

Nine Months Ended September 30, 2006 vs. Nine Months Ended September 30, 2005
      Revenues increased $39.9 million, or 12%, due to $30.2 million higher product sales and $9.6 million higher gathering and processing revenues. Product sales increased due primarily to:

•	$21.0 million related to a 23% increase in average NGL sales prices realized on sales of NGLs which Four Corners received under certain processing contracts. This increase resulted from general increases in market prices for these commodities between the two periods;

•	$4.1 million related to a 5% increase in NGL volumes that Four Corners received under certain processing contracts. This increase was related primarily to reduced equipment outages in 2005;

•	$3.5 million of higher condensate sales, which includes $1.9 million resulting from the recognition of two additional months of condensate revenue in 2006. Prior to 2006, condensate revenue had been recognized two months in arrears. As a result of more timely sales information now made available from third parties, we have recorded these on a current basis and thus have fully recognized this activity through September 30, 2006. Our management concluded that the effect of recording the additional two months was not material to our results for 2006, prior periods or our trend of earnings; and

•	$3.1 million of higher LNG sales related primarily to an increase in volumes sold.

•	These product sales increases were partially offset by $1.4 million lower sales of NGLs on behalf of third party producers who have Four Corners market their NGLs for a fee under their contracts. Under these arrangements, Four Corners purchases the NGLs from the third party producers and sells them to an affiliate. This decrease is offset by lower associated product costs of $1.4 million discussed below.

      The $9.6 million increase in fee-based gathering and processing revenues is due primarily to $11.2 million higher revenue from a 7% increase in the average gathering and processing rates, partially offset by $1.6 million lower revenue from a 1% decrease in gathering and processing volumes. The average gathering and processing rates increased in 2006 largely as a result of contractual escalation clauses. One significant gathering agreement is escalated based on changes in the average price of natural gas.
      Product cost and shrink replacement gas costs increased $6.8 million, or 6%, due primarily to:

•	a $4.9 million increase from 12% higher volumetric shrink requirements under Four Corners’ keep-whole processing contracts;

•	a $1.3 million increase from 3% higher average natural gas prices;

•	a $2.0 million increase related to increased condensate and LNG sales; and

•	a $1.4 million decrease from third party producers who elected to have Four Corners market their NGLs. This increase is offset by the corresponding increase in product sales discussed above.
      Operating and maintenance expense increased $16.8 million, or 22%, due primarily to:

•	a $11.3 million increase in materials and supplies, outside services and other operating expenses related primarily to increased compression and maintenance costs;

•	a $2.8 million increase in labor and benefits caused by adjustments to Williams annual incentive program and the addition of new personnel; and

•	a $2.7 million increase in non-shrink natural gas purchases due primarily to higher volumetric gathering fuel requirements and higher system losses.
      Other (income) expense, net improved $4.5 million due primarily to a $3.3 million gain recognized on the sale of the LaMaquina treating facility in the first quarter of 2006. The LaMaquina treating facility was shut down in 2002, and impairments were recorded in 2003 and 2004. Additionally, a $0.9 million loss contingency was recorded in the third quarter of 2005.
      Net income increased $20.1 million, or 23%, due primarily to $23.4 million from higher net liquids margins resulting primarily from increased per-unit margins on higher NGL sales volumes, $9.6 million of higher fee-based gathering and processing revenues and the $4.5 million improvement in other (income) expense, net. These increases were partially offset by $16.8 million higher operating and maintenance expense.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004
      Revenues increased $35.0 million, or 8%, due primarily to higher product sales and gathering revenue.
      Product sales revenues increased $26.4 million, or 13%, due to:

•	a $21.5 million increase in the sale of liquids on behalf of third parties. These NGL sales were made on behalf of producers who have Four Corners market their NGLs for a fee in accordance with their contracts. This increase was offset by higher associated product costs of $21.5 million discussed below;

•	$21.1 million related to 21% higher average NGL sales prices realized for the volumes Four Corners received under its processing contracts;

•	$3.0 million higher LNG sales; and

•	$2.9 million higher condensate sales.
      These increases were partially offset by $22.1 million related to 18% lower NGL volumes received under Four Corners’ processing contracts. In 2005, a customer exercised an annual option to switch from a keep-whole contract to a fee-based contract, which decreased the NGL volumes that Four Corners retained.
      Fee-based gathering and processing revenues increased $9.8 million due to $17.1 million higher revenue from a 8% increase in the average gathering and processing rates, partially offset by $7.3 million lower revenue from 3% lower gathering volumes. The average gathering and processing rates increased in 2005 largely as a result of contractual escalation clauses. The volume decrease was driven by normal reservoir declines, which were partially offset by new well connects. The overall net decline is related primarily to the slightly steeper decline rate associated with coal bed methane production. Four Corners has historically offset substantially the impact of production declines with new well connects.
      Products cost, primarily shrink replacement gas, increased $19.4 million, or 13%, due primarily to the $21.5 million increase from third party customers who elected to have Four Corners market their NGLs and $15.1 million from a 30% increase in the average price of natural gas, partially offset by $17.2 million from 26% lower volumetric shrink requirements from Four Corners’ keep-whole processing contracts resulting from a customer exercising an annual option to switch from a keep-whole contract to a fee-based contract.
      Operating and maintenance expense increased $7.6 million, or 8%, due primarily to:

•	$5.1 million higher materials and supplies and outside services expense related to increased repair and maintenance activity;

•	$1.8 million of higher compressor costs from inflation-indexed escalation clauses in operating and maintenance agreements and additional rental units; and

•	$2.7 million of higher natural gas cost related to fuel and system gains and losses.
      These increases were partially offset by $2.0 million of other various operating and maintenance expense decreases.
      Depreciation and amortization expense decreased $1.7 million, or 4%, due primarily to the absence of depreciation on assets that were fully depreciated in 2004.
      General and administrative expense increased $1.7 million, or 6%, due primarily to an increase in allocated general and administrative expense from Williams.
      Taxes other than income increased $0.9 million, or 14%, due primarily to increased processing taxes. The State of New Mexico’s average processing tax rate increased 39% between 2004 and 2005. Some, but not all, of Four Corners’ contracts allow Four Corners to recoup these taxes.
      Other expense decreased $10.6 million, from $11.2 million in 2004, due primarily to the following 2004 charges that were not present in 2005:

•	$7.6 million impairment charge for the LaMaquina treating facility in 2004. The LaMaquina treating facility shut down in 2002 and was sold in the first quarter of 2006;

•	$1.2 million loss on asset dispositions; and

•	$1.0 million for materials and supplies inventory adjustments.
      Income before cumulative effect of change in accounting principle increased $17.7 million, or 18%, due primarily to higher gathering and processing revenues of $6.5 million and $3.3 million, respectively, $7.0 million in higher product sales margins on lower NGL sales volumes and lower other expenses of

$10.6 million, partially offset by $7.6 million in higher operating and maintenance expenses and $1.7 million higher general and administrative expenses.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Revenues increased $74.1 million, or 21%, due primarily to higher product sales, partially offset by lower gathering and processing revenues.
      Product sales revenues increased $80.5 million, or 65%, due to:

•	a $41.8 million increase in the sale of NGLs on behalf of third parties. These NGL sales were made on behalf of producers who have Four Corners market their NGLs for a fee in accordance with their contracts. This increase was offset by higher associated product costs of $41.8 million discussed below;

•	$28.5 million related to 29% higher average NGL sales prices realized for the volumes Four Corners received under its processing contracts;

•	$4.9 million related to 5% higher NGL volumes received under Four Corners’ processing contracts;

•	$4.0 million higher LNG sales; and

•	$1.3 million higher condensate sales.
      Gathering and processing revenues decreased $5.9 million due to $5.0 million lower revenue from a 2% decrease in the average gathering and processing rates and $0.9 million lower revenue from a 3% decrease in average gathered and processed volumes. The decrease in the average rate in 2004 was largely the result of a major new contract with a lower contract rate, partially offset by other contractual escalation clauses.
      Product cost, primarily shrink replacement gas, increased $55.0 million, or 60%, due primarily to a $41.8 million increase from third party customers who elected to have Four Corners market their NGLs, $10.2 million from an 18% increase in the average price of natural gas and $4.5 million related to increased LNG and condensate sales.
      Operating and maintenance expense increased $7.3 million, or 8%, due primarily to:

•	$4.4 million higher materials and supplies and outside services expense related to increased repair and maintenance activity; and

•	$2.7 million higher natural gas cost related to fuel and system gains and losses.
      Depreciation and amortization expense decreased $0.9 million, or 2%, due primarily to the absence of depreciation on assets that were fully depreciated in 2003.
      General and administrative expense increased $5.5 million, or 23%, due primarily to an increase in allocated general and administrative expense from Williams reflecting increased corporate overhead costs within the Williams organization. These increased costs related to various corporate initiatives and Sarbanes-Oxley Act compliance efforts within Williams.
      Other expense, net in 2004 includes:

•	$7.6 million impairment charge for the LaMaquina treating facility;

•	$1.2 million loss on asset dispositions; and

•	$1.0 million of materials and supplies inventory adjustments.
      Other expense, net in 2003 includes:

•	$4.1 million impairment charge for the LaMaquina treating facility;

•	$3.5 million of other asset impairment; and

•	$4.2 million of contractual settlement accruals.

      Income before cumulative effect of change in accounting principle increased $7.8 million, or 9%, due primarily to a $25.5 million higher average product sales margins on higher average NGL volumes, partially offset by lower gathering revenue of $4.5 million, higher operating and maintenance expense of $7.3 million and higher general and administrative expense of $5.5 million.

Discovery
      Discovery is accounted for using the equity method of accounting. As such, our interest in Discovery’s net operating results is reflected as equity earnings in our Consolidated Statement of Income. Due to the significance of Discovery’s equity earnings to our results of operations, the following discussion addresses in greater detail, the results of operations for 100% of Discovery.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Revenues	$103,178	$99,876	$122,745	$69,414	$142,454
Costs and expenses, including interest:
Product cost and shrink replacement	42,914	45,355	64,467	28,598	83,079
Operating and maintenance expense	15,829	17,854	10,165	13,174	15,149
General and administrative expense	1,400	1,424	2,053	1,535	1,606
Depreciation and accretion	22,875	22,795	24,794	18,366	19,133
Interest expense (income)	9,611	(550)	(1,685)	(1,171)	(1,835)
Other (income) expenses, net	1,501	1,328	2,123	1,488	(136)

Total costs and expenses, including interest	94,130	88,206	101,917	61,990	116,996

Income before cumulative effect of change in accounting principle	$9,048	$11,670	$20,828	$7,424	$25,458

Williams Partners’ 40% interest	$3,619	$4,668	$8,331	$2,969	$10,183
Capitalized interest amortization	(172)	(173)	—	—	—

Equity earnings per our Consolidated Statements of Income	$3,447	$4,495	$8,331	$2,969	$10,183

Nine Months Ended September 30, 2006 vs. Nine Months Ended September 30, 2005
      Revenues increased $73.0 million, or 105%, due primarily to higher NGL product sales from the marketing of customers’ NGLs. In addition, the Tennessee Gas Pipeline (“TGP”) and the Texas Eastern Transmission Company (“TETCO”) open seasons, which began in the last quarter of 2005, accounted for $13.0 million in revenues. The TGP and TETCO open seasons provided outlets for natural gas that was stranded following damage to third-party facilities during hurricanes Katrina and Rita. In October 2006, we signed a one-year contract with TETCO. The significant components of the revenue increase are addressed more fully below.

•	Product sales increased $63.7 million for NGL sales related to third-party processing customers’ elections to have Discovery market their NGLs for a fee under an option in their contracts. These sales were offset by higher associated product costs of $63.7 million discussed below.

•	Fee-based processing and fractionation revenues increased $7.3 million, including $8.3 million in additional fee-based revenues related to the TGP and TETCO open seasons discussed above, $1.7 million from increased volumes and fees from the wells that came on-line in 2006 and $0.6 million from increased volumes from existing wells, partially offset by a $3.3 million decrease in by-pass revenues and other throughput declines.

•	Transportation revenues increased $4.6 million, including $4.7 million in additional fee-based revenues related to the TGP and TETCO open seasons discussed above, $1.8 million in revenues from wells that came on-line in 2006 and $1.0 million in other tariff rate changes, partially offset by $2.8 million related to throughput declines.

•	Product sales also increased approximately $4.0 million as a result of $5.3 million from 19% higher average NGL sales prices, partially offset by $1.3 million from a 4% decrease in sales volumes.
      Partially offsetting these increases were the following:

•	Product sales decreased $3.2 million due to the absence of excess fuel and shrink replacement gas sales in 2006.

•	Gathering revenues decreased $3.2 million due primarily to a $1.8 million decrease related to a decline in both gathered volumes and rates and a $1.4 million deficiency payment received in the first quarter of 2005.
      Product cost and shrink replacement costs increased $54.5 million, or 191%, due primarily to $63.7 million of higher product purchase costs for the processing customers who elected to have Discovery market their NGLs, partially offset by $5.0 million lower costs related to reduced processing volumes in 2006, $3.2 million decrease due to the absence of excess fuel and shrink replacement gas sales in 2006, and $1.2 million for net system gains from 2005.
      Operating and maintenance expense increased $2.0 million, or 15%, due primarily to higher fuel costs related to increased processing throughput volumes primarily for open season processing in 2006 and higher property insurance premiums related to the increased hurricane activity in the Gulf Coast region in 2005.
      Depreciation and accretion expense increased $0.8 million, or 4%, due primarily to the market expansion project placed in service in September 2005.
      Interest income increased $0.7 million due primarily to interest earned on funds restricted for use in the construction of the Tahiti pipeline lateral expansion project.
      Other (income) expense, net improved $1.6 million due primarily to a $1.9 million non-cash foreign currency transaction gain from the revaluation of restricted cash accounts denominated in Euros. These restricted cash accounts were established from contributions made by Discovery’s members, including us, for the construction of the Tahiti pipeline lateral expansion project.
      Net income increased by $18.0 million to $25.5 million, due primarily to the $13.0 million higher revenues from TGP and TETCO open seasons and $10.0 million higher gross processing margins, partially offset by $3.2 million lower gathering revenues and $2.0 million higher operating and maintenance.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004
      Revenues increased $22.9 million, or 23%, due primarily to higher NGL product sales from marketing of customers’ NGLs, fractionation revenue, processing revenue and average per-unit NGL sales prices, partially offset by lower NGL sales volumes. The significant components of the revenue increase are addressed more fully below:

•	Product sales increased $31.6 million for the NGL sales related to third-party processing customers’ election to have Discovery market their NGLs for a fee under an option in their contracts. These sales were offset by higher associated product costs of $31.6 million discussed below.

•	Processing and fractionation revenues increased $6.8 million including $3.9 million in additional volumes related to the TGP and TETCO open seasons discussed previously, $2.9 million related to an increase in the fractionation rate for increased natural gas fuel cost pass through, and other increases related to new volumes from the Front Runner prospect that came on line in the first quarter of 2005.

•	Gathering revenues increased $2.1 million due primarily to a $1.4 million deficiency payment received in 2005 related to a volume shortfall under a transportation contract, $0.4 million related to an increase in volumes and $0.3 million related to a 25% higher average gathering rate associated with new volumes from the Front Runner prospect.

      Partially offsetting these increases were the following:

•	Product sales decreased $4.9 million as a result of lower sales of excess fuel and shrink replacement gas in 2005. During the first half of 2004, increased natural gas prices made it more economical for Discovery’s customers to bypass the processing plant rather than process the gas, leaving Discovery with higher levels of excess fuel and shrink replacement gas in 2004 than 2005.

•	Product sales also decreased approximately $16.0 million as a result of 36% lower NGL sales volumes following Hurricanes Katrina and Rita, partially offset by a $5.0 million increase associated with a 17% higher average sales prices.

•	Transportation revenues decreased $0.6 million due primarily to lower condensate transportation volumes. Higher average natural gas transportation volumes were partially offset by a lower average natural gas transmission rate.

•	Other revenues declined $1.1 million due largely to lower platform rental fees.
      Product cost and shrink replacement increased $19.1 million, or 42%, due primarily to:

•	$31.6 million increased purchase costs for the two processing customers who elected to have Discovery market their NGLs; and

•	$3.4 million resulting from higher average per-unit natural gas prices.
      Partially offsetting these increases were the following:

•	$11.0 million lower costs related to reduced processing activity in 2005; and

•	$4.9 million lower cost associated with sales of excess fuel and shrink replacement gas.
      Operating and maintenance expense decreased $7.7 million, or 43%, due primarily to a $10.7 million credit related to amounts previously deferred for net system gains from 2002 through 2004 that were reversed following the acceptance in 2005 of a filing with FERC, partially offset by $1.2 million higher utility costs, $1.0 million of uninsured damages caused by Hurricane Katrina, and $0.8 million other miscellaneous operational costs.
      General and administrative expense increased $0.6 million, or 44%, due primarily to an increase in the management fee paid to Williams related to Discovery’s market expansion project and additions of other facilities.
      Depreciation and accretion expense increased $2.0 million, or 9%, due primarily to the completion of a pipeline connection to the Front Runner prospect in late 2004.
      Interest income increased $1.1 million, due primarily to increases in interest-bearing cash balances during early 2005 when cash flows from operations were being retained by Discovery.
      Other expenses, net increased $0.8 million, or 60%, due primarily to a non-cash foreign currency transaction loss from the revaluation of restricted cash accounts denominated in Euros. These restricted cash accounts were established from contributions made by Discovery’s members, including us, for the construction of the Tahiti pipeline lateral expansion project.
      Income before cumulative effect of change in accounting principle increased $9.2 million, or 78%, due primarily to the $10.7 million reversal of deferred net system gains, $8.9 million increased revenue from gathering, processing and fractionation services and $1.1 million higher interest income, partially offset by $3.5 million lower product sales margins, $3.0 million higher other operating and maintenance expense, $0.6 million higher general and administrative expense, $2.0 million higher depreciation and accretion, and $0.8 million of higher other expense including the foreign currency transaction loss.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      The $3.3 million, or 3%, decrease in revenues resulted primarily from lower fuel and shrink replacement gas sales in 2004 and lower NGL sales volumes, partially offset by higher average per-unit NGL sales prices. The significant components of the revenue decrease are addressed more fully below:

•	Increasing gas prices during some months of 2003 made it more economical for Discovery’s customers to bypass the processing plant rather than to process the gas, leaving Discovery with higher levels of excess fuel and shrink replacement gas in 2003 than 2004. This excess natural gas was sold in the market in 2003, which resulted in $5.1 million of lower revenues in 2004.

•	Transportation volumes declined 6% due to production declines and a temporary interruption of service because of an accidental influx of seawater in a lateral while putting in place a subsea connection to a wellhead. These lower volumes resulted in a decrease in fee-based revenues, including $2.7 million from gathering and transportation, $2.2 million from fee-based processing and $0.2 million from fractionation, for a total of $5.1 million.

•	Other revenues decreased $1.5 million due to a $0.9 million decrease in offshore platform production handling fees related to lower natural gas production volumes and $0.8 million received in connection with the resolution of a condensate measurement and ownership allocation issue in 2003.

•	NGL sales increased $8.5 million due to a 26% increase in average sales prices, which were slightly offset by a 2% decrease in sales volumes.
      Product cost and shrink replacement increased by $2.4 million, or 6%, primarily due to higher average natural gas prices. Operating and maintenance expense increased $2.0 million, or 12%, from 2003 due primarily to $1.2 million of costs for a routine compressor overhaul and $1.3 million of costs to correct a non-routine temporary interruption of service due to an accidental influx of seawater in our offshore pipeline. These increases were partially offset by lower miscellaneous operating expenses.
      Interest expense decreased $9.6 million due to the repayment of $253.7 million of outstanding debt in December 2003. Other expenses, net decreased $0.7 million due primarily to $0.6 million of income earned on the short-term investing of excess cash.
      Income before cumulative effect of change in accounting principle increased $2.6 million, or 29%, due primarily to $9.6 million lower interest expense, $0.7 million lower other expense, partially offset by $3.3 million lower revenue, $2.4 million higher product cost and shrink replacement expense and $2.0 million higher operating and maintenance expense.

Results of Operations — NGL Services
      The NGL Services segment includes our three NGL storage facilities near Conway, Kansas and our undivided 50% interest in the Conway fractionator.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Segment revenues	$22,781	$36,143	$48,254	$33,426	$42,393
Costs and expenses:
Operating and maintenance expense	13,581	18,804	24,397	16,315	21,481
Product cost	1,263	6,635	11,821	8,320	11,522
Depreciation and accretion	2,507	2,486	2,419	1,794	1,809
General and administrative expense — direct	421	535	1,068	782	815
Other, net	507	625	694	532	555

Total costs and expenses	18,279	29,085	40,399	27,743	36,182

Segment profit	$4,502	$7,058	$7,855	$5,683	$6,211

Nine months ended September 30, 2006 vs. Nine months ended September 30, 2005
      Segment revenues increased $9.0 million, or 27%, due primarily to higher storage and fractionation revenues and higher product sales. The significant components of the revenue increase are addressed more fully below.

•	Storage revenues increased $3.2 million due primarily to higher average storage volumes from additional short-term storage leases caused by the reduced demand for propane during the mild 2006 winter.

•	Product sales were $2.7 million higher due to higher sales volumes.

•	Fractionation revenues increased $2.5 million due primarily to 26% higher volumes and a 7% increase in the average fractionation rate related to the pass through to customers of increased fuel and power costs.
      Operating and maintenance expense increased $5.2 million, or 32%, due primarily to a $6.9 million increase in operating and maintenance expense caused by increased storage cavern workovers and fuel and power costs. This increase was partially offset by a $2.0 million favorable change in product imbalance adjustments.
      Product cost increased $3.2 million, or 38%, due to the higher product sales volumes discussed above.
      Segment profit increased $0.5 million, or 9%, due primarily to $5.7 million higher storage and fractionation revenues, substantially offset by $5.2 million higher operating and maintenance expense.

Year Ended December 31, 2005 vs. Year Ended December 31, 2004
      Segment revenues increased $12.1 million, or 34%, due primarily to higher product sales, storage and fractionation revenues. The significant components of the revenue increase are addressed more fully below:

•	Product sales were $5.0 million higher due primarily to the sale of surplus propane volumes created through our product optimization activities. This increase was partially offset by the related increase in product cost.

•	Storage revenues increased $5.0 million due primarily to higher average per-unit storage rates for 2005 and higher storage volumes from additional short-term storage leases caused by the reduced demand for propane due to unusually warm temperatures in the early winter months of 2005 and an overall increase in butane storage volumes. The published rate for one-year storage contracts increased 67% on April 1, 2004, primarily reflecting the pass through to customers of increased costs to comply with KDHE regulations. The storage volumes in the remaining quarters of 2004 initially declined due to these higher storage rates. During 2005, the volumes returned to more normal levels.

•	Fractionation revenues increased $1.7 million due primarily to a 17% increase in the average fractionation rate related to the pass through to customers of increased fuel and power costs and 4% higher volumes in 2005.

•	Other revenues increased $0.4 million due to increased railcar loadings in 2005.

      The following table summarizes the major components of operating and maintenance expense that are discussed in detail below.

	Years Ended December 31,

	2003	2004	2005

	(In thousands)
Operating and maintenance expense:
Salaries and benefits	$2,762	$2,740	$2,773
Outside services and other	3,843	8,240	7,458
Fuel and power	7,608	8,565	12,538
Product imbalance expense (income)	(632)	(741)	1,628

Total operating and maintenance expense	$13,581	$18,804	$24,397

•	Outside services and other decreased $0.8 million due to fewer storage cavern workovers in 2005 as compared to 2004. Also our estimated asset retirement obligation for the storage caverns was adjusted in 2005, reducing our operating expense by $0.5 million.

•	Fuel and power costs increased $4.0 million due primarily to a 33% increase in the average per-unit price for natural gas, which we are generally able to pass through to our customers. Fuel and power costs also include $2.0 million for the amortization of a natural gas purchase contract contributed to us by Williams at the closing of our initial public offering.

•	Product imbalance expense increased $2.4 million due primarily to $3.0 million of larger product imbalance valuation adjustments, and $0.6 million other product losses, partially offset by a $1.2 million increase in product optimization gains due to a significantly higher spread between propane and ethane prices in 2005.
      Product cost increased $5.2 million, or 78%, directly related to increased sales of surplus propane volumes created through our product optimization activities.
      General and administrative expense — direct increased $0.5 million, or 100%, due primarily to increased operational and technical support for these assets.
      Segment profit increased $0.8 million, or 11%, due primarily to the $6.7 million higher storage and fractionation revenues and $0.4 million higher other revenues for increased railcar loadings in 2005, partially offset by $5.6 million higher operating and maintenance expense, $0.5 million higher general and administrative expense — direct charges, and $0.2 million decrease in product margin.

Year Ended December 31, 2004 vs. Year Ended December 31, 2003
      Revenues increased $13.4 million, or 59%, due primarily to increased product sales and storage revenues. The significant components of the revenue increase are addressed more fully below:

•	Product sales were $6.9 million higher primarily due to the sale of surplus propane volumes created through our product optimization activities. Prior to 2003, the sale and purchase activities and related inventory associated with product optimization were conducted by another wholly owned subsidiary of

Williams that was sold in 2002. We made no sales of surplus propane until 2004 as we transitioned to conducting these activities and accumulated inventory.

•	Storage revenues increased $3.7 million due to higher average per-unit storage rates, slightly offset by lower contracted storage volumes. The published rate for one-year storage contracts increased 67% on April 1, 2004 and primarily reflects the pass through of increased costs to comply with KDHE regulations.

•	During 2004 we began offering product upgrading services for normal butane at our fractionator. This service contributed $1.7 million of fee revenues in 2004.

      Product costs increased $5.4 million, from $1.3 million, directly related to increased product sales. Operating and maintenance expenses increased by $5.2 million, or 38%, primarily from higher maintenance expenses and fuel costs. The significant components are addressed more fully below:

•	Outside services and other expenses increased $4.4 million due to new storage cavern workover activity related to KDHE requirements.

•	Fuel expense increased $1.0 million due to an 18% increase in the average price of natural gas.
      Segment profit increased $2.6 million, or 57%, due primarily to higher storage and fractionation revenue of $4.5 million, $1.5 million higher product sales margins and $1.7 million higher other fee revenues, partially offset by $5.2 million higher operating and maintenance expense.
Financial Condition and Liquidity
      We believe we have the financial resources and liquidity necessary to meet future requirements for working capital, capital and investment expenditures, and quarterly cash distributions. We anticipate our sources of liquidity will include:

•	cash and cash equivalents;

•	cash generated from operations;

•	cash generated from this offering of common units and our private placement of common units and Class B units in connection with our acquisition of the remaining 74.9% interest in Four Corners;

•	cash generated from the private placement of our senior notes in connection with our acquisition of the remaining 74.9% interest in Four Corners;

•	cash distributions from Discovery;

•	capital contributions from Williams pursuant to the omnibus agreement; and

•	credit facilities, as needed.
      We anticipate our more significant capital requirements to be:

•	acquisition of the remaining 74.9% interest in Four Corners;

•	debt service payments;

•	maintenance capital expenditures for our Conway assets; and

•	Carbonate Trend overburden restoration.

Four Corners
      Historically, Four Corners’ sources of liquidity included cash generated from operations and advances from Williams. We expect future cash requirements for Four Corners relating to working capital and capital expenditures to be funded from cash flows internally generated from our operations.

Discovery
      Discovery’s limited liability company agreement provides for quarterly distributions of available cash. We expect future cash requirements for Discovery relating to working capital and maintenance capital expenditures to be funded from its own internally generated cash flows from operations. Growth or expansion capital expenditures for Discovery will be funded by either cash calls to its members, which requires unanimous consent of the members except in limited circumstances, or from internally generated funds.
      Discovery expects to make quarterly distributions of available cash to its members pursuant to the terms of its limited liability company agreement. As of October 30, 2006, Discovery had made distributions to its members in 2006 of $41.0 million, of which our 40% share was $16.4 million.
      In 2005, Discovery sustained damages from Hurricane Katrina. The estimated total cost for hurricane-related repairs is approximately $20.0 million, including $18.5 million in potentially reimbursable expenditures in excess of its deductible. Discovery is funding these repairs with cash flows from operations and is seeking reimbursement from its insurance carrier. The insurance receivable at September 30, 2006 was $7.0 million.

Capital Contributions from Williams
      Under the omnibus agreement, Williams is obligated to make capital contributions to us of the following:

•	Indemnification of environmental and related expenditures we incur for a period of three years (for certain of those expenditures) up to $14.0 million, which includes between $3.4 million and $4.6 million for the restoration activities related to the partial erosion of the Carbonate Trend pipeline overburden by Hurricane Ivan, approximately $3.1 million for capital expenditures related to KDHE-related cavern compliance at our Conway storage facilities, and approximately $1.0 million for our 40% share of Discovery’s costs for marshland restoration and repair or replacement of Paradis’ emission-control flare. As of September 30, 2006 we have received $2.4 million from Williams for these items.

•	An annual credit for general and administrative expenses of $3.2 million in 2006 and $2.4 million in 2007, $1.6 million in 2008 and $0.8 million in 2009. For the nine months ended September 30, 2006 we have received $2.4 million in credits.

•	Up to $3.4 million to fund our 40% share of the expected total cost of Discovery’s Tahiti pipeline lateral expansion project in excess of the $24.4 million we contributed during September 2005.

•	Capital contributions from Williams of approximately $1.0 million for other KDHE-related compliance work at our Conway storage facilities.
Please read “Certain Relationships and Related Transactions— Omnibus Agreement” for additional information on these capital contributions under the omnibus agreement.

Credit Facilities
      On May 1, 2006 we entered into a three-year credit agreement among Williams, Northwest Pipeline Corporation, Transcontinental Gas Pipe Line Corporation, Citibank, N.A., as administrative agent, and a group of lenders. We may borrow up to $75.0 million under Williams’ $1.5 billion revolving credit facility, which is available for borrowings and letters of credit. Borrowings under this facility mature on May 1, 2009. Our $75.0 million borrowing limit under Williams’ revolving credit facility is available for general partnership purposes, including acquisitions, but only to the extent that sufficient amounts remain unborrowed by Williams and its other subsidiaries. At September 30, 2006, letters of credit totaling $45.6 million had been issued on behalf of Williams by the participating institutions under this facility and no revolving credit loans were outstanding.
      Our borrowings under the credit facility bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin, 1.25% in the case of LIBOR and 0.25% in the case of base rate as of September 30, 2006, that varies depending upon the rating of Williams’ senior unsecured long-term debt. We are also required to pay or reimburse Williams for a commitment fee based on the unused portion of our $75.0 million borrowing limit under the Williams credit agreement, of 0.25% annually as of September 30, 2006.
      The credit facility contains a number of restrictions on the borrowers’ business, including, but not limited to restrictions on certain of the borrowers’ and their subsidiaries’ ability, but not our ability, to: (i) grant liens securing indebtedness on assets, merge, consolidate, or sell, lease or otherwise transfer assets; (ii) incur indebtedness; (iii) engage in transactions with related parties; and (iv) make distributions on equity interests. In addition, Williams is currently required to maintain a minimum ratio of consolidated EBITDA to interest expense of 2.5 in addition to other financial covenants. Please read Note 11 to our Notes to Consolidated Financial Statements included in our Current Report on Form 8-K filed on September 22, 2006, which is incorporated herein by reference, for more information on these financial covenants. The credit facility also contains affirmative covenants and events of default. If any borrower breaches financial or certain other covenants or if an event of default occurs, the lenders may cause the acceleration of the borrower’s indebtedness and may terminate lending to all borrowers under the credit agreement. Williams guarantees our indebtedness under this credit facility. As a result, many of the restrictions contained in the credit facility do not pertain to us. Please read “Risk Factors— Risks Inherent in Our Business— Williams’ revolving credit facility and Williams’ public indentures contain financial and operating restrictions that may limit our access to credit. In addition, our ability to obtain credit in the future will be affected by Williams’ credit ratings” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 for more information regarding the potential impact on us of restrictions in Williams’ credit agreement and in Williams’ public indentures.
      We are a party to a $20 million revolving credit facility with Williams as the lender. The credit facility is available exclusively to fund working capital requirements. Borrowings under the credit facility mature on June 29, 2009 and bear interest at the same rate as for borrowings under the Williams facility described above. We pay a commitment fee to Williams on the unused portion of the credit facility of 0.30% annually. We are required to reduce all borrowings under the credit facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the credit facility. As of September 30, 2006, we had no outstanding borrowings under the working capital credit facility.
      Four Corners has a $20.0 million loan agreement with Williams as the lender. As of September 30, 2006, Four Corners had no outstanding borrowings under the loan agreement. The loan agreement will be terminated in connection with the consummation of our acquisition of the remaining interest in Four Corners.

Senior Unsecured Notes due 2011
      In June 2006, we issued $150.0 million aggregate principal amount of senior notes. The senior notes bear interest at 7.5% per annum payable semi-annually in arrears on June 15 and December 15 of each year, with the first payment due on December 15, 2006. We will make each interest payment to the holders of record on the immediately preceding June 1 and December 1. The senior notes mature on June 15, 2011. The senior notes are our senior unsecured obligations and rank equally in right of payment with all of our other senior indebtedness and senior to all of our future indebtedness that is expressly subordinated in right of payment to the senior notes. The senior notes are not currently guaranteed by any of our subsidiaries. In the future in certain instances as set forth in the indenture, one or more of our subsidiaries may be required to guarantee the senior notes.

      The terms of the senior notes are governed by an indenture that contains affirmative and negative covenants that, among other things, limit (1) our ability and the ability of our subsidiaries to incur liens securing indebtedness, (2) mergers, consolidations and transfers of all or substantially all of our properties or assets, (3) Williams Partners Finance’s ability to incur additional indebtedness that is not co-issued or guaranteed by us and (4) Williams Partners Finance’s ability to engage in any business not related to obtaining money or arranging financing for us or our other subsidiaries. We use the equity method of accounting for our investment in Discovery, and it will not be classified as our subsidiary under the indenture so long as we continue to own a minority interest in such entity. As a result, Discovery currently is not subject to the restrictive covenants in the indenture. We have historically used the equity method of accounting for our investment in Four Corners and therefore it has not been classified as our subsidiary under the indenture, but we will own 100% of Four Corners upon our acquisition of the remaining 74.9% interest, causing Four Corners to qualify as a subsidiary under and be subject to the restrictive covenants in, the indenture. The indenture also contains customary events of default, upon which the trustee or the holders of the senior notes may declare all outstanding senior notes to be due and payable immediately. Pursuant to the indenture, we may issue additional notes from time to time.
      We may redeem the senior notes at our option in whole or in part at any time or from time to time prior to June 15, 2011, at a redemption price per note equal to the sum of (1) the then outstanding principal amount thereof, plus (2) accrued and unpaid interest, if any, to the redemption date, plus (3) a specified “make-whole” premium (as defined in the indenture). Additionally, upon a change of control (as defined in the indenture), each holder of the senior notes will have the right to require us to repurchase all or any part of such holder’s senior notes at a price equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest.
      In connection with the issuance of the senior notes, we entered into a registration rights agreement with the initial purchasers of the senior notes whereby we agreed to conduct a registered exchange offer of exchange notes in exchange for the senior notes or cause to become effective a shelf registration statement providing for resale of the senior notes. If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay liquidated damages in the form of additional cash interest to the holders of the senior notes.

Capital Requirements
      The natural gas gathering, processing and transportation and NGL fractionation and storage businesses are capital-intensive, requiring investment to upgrade or enhance existing operations and comply with safety and environmental regulations. The capital requirements of these businesses consist primarily of:

•	Maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives; and

•	Expansion capital expenditures such as those to acquire additional assets to grow our business, to expand and upgrade plant or pipeline capacity and to construct new plants, pipelines and storage facilities.
      We estimate that maintenance capital expenditures for the Conway assets will be approximately $6.8 million for 2006. Of this amount, $4.0 million has been spent through September 30, 2006, of which approximately $0.8 million has been reimbursed by Williams subject to the omnibus agreement. This omnibus agreement includes a three-year limitation from the closing date of our initial public offering, and a limitation of $14.0 million on environmental and related indemnities. We expect to fund to fund the remainder of these expenditures through cash flows from operations. These expenditures relate primarily to cavern workovers and wellhead modifications necessary to comply with KDHE regulations.
      We currently estimate that we will incur $3.4 million to $4.6 million of maintenance expenditures for Carbonate Trend during 2006 and 2007 for restoration activities related to the partial erosion of the pipeline overburden caused by Hurricane Ivan in September 2004. We will fund these repairs with cash flows from operations and then seek reimbursement from insurance.
      We estimate that maintenance capital expenditures for 100% of Four Corners will be approximately $19.6 million, for 2006. Of this amount, $16.4 million has been spent through September 30, 2006. We will fund Four Corners’ maintenance capital expenditures with cash flows from operations. These expenditures relate primarily to well connections necessary to connect new sources of throughput for the Four Corners’ system. We expect these new sources of throughput will substantially offset the natural decline of existing sources.
      We estimate that expansion capital expenditures for 100% of Four Corners will be approximately $8.1 million for 2006. Of this amount $0.6 million has been spent through September 30, 2006. We will fund Four Corners’ expansion capital expenditures with cash flows from operations. These expenditures include $3.0 million for certain well connections that will likely produce an overall increase in throughput volumes in 2007.
      We estimate that maintenance capital expenditures for 100% of Discovery will be approximately $4.3 million for 2006. Of this amount $1.3 million has been spent through September 30, 2006. We expect Discovery will fund its maintenance capital expenditures through its cash flows from operations. These maintenance capital expenditures relate to numerous smaller projects.
      We estimate that expansion capital expenditures for 100% of Discovery will be approximately $42.7 million for 2006. Of this amount $22.3 million has been spent through September 30, 2006. These expenditures are primarily for the ongoing construction of the Tahiti pipeline lateral expansion project. Discovery will fund these expenditures with amounts previously escrowed for this project.

Working Capital Attributable to Deferred Revenues
      We require cash in order to continue providing services to our storage customers who prepay their annual storage contracts in April of each year. The storage year for a majority of customer contracts at our Conway storage facility runs from April 1 of a year to March 31 of the following year. For most of these agreements, we receive payment for these one-year contracts in advance in April after the beginning of the storage year and recognize the associated revenue over the course of the storage year. We reserve cash throughout the storage year to fund the cost of providing these services. As of September 30, 2006, our deferred storage revenue was $6.8 million.

Cash Distributions to Unitholders
      We paid quarterly distributions to common and subordinated unitholders and the general partner interest after every quarter since our initial public offering on August 23, 2005. On November 14, 2006, we made a quarterly distribution of $10.1 million in the aggregate to our general partner and our common and subordinated unitholders of record at the close of business on November 6, 2006. This distribution included payment to the general partner of approximately $198,406 of incentive distributions.

Cash Flows

Williams Partners L.P.

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Net cash provided (used) by operating activities	$6,664	$2,703	$1,893	$7,277	$28,309
Net cash used by investing activities	(102,810)	(1,534)	(28,088)	$(26,260)	$(160,138)
Net cash provided (used) by financing activities	96,166	(1,169)	33,034	$33,465	$157,140

      The $21.0 million increase in net cash provided by operating activities for the first nine months of 2006 as compared to the first nine months of 2005 is due primarily to:

•	$12.0 million increase in distributed earnings from Discovery;

•	$9.7 million increase in distributed earnings from Four Corners; and

•	$3.9 million net lower interest from the forgiveness of the advances from Williams in conjunction with the closing of our initial public offering on August 23, 2005 offset by interest on our $150 million senior unsecured notes issued to finance a portion of our acquisition of a 25.1% interest in Four Corners.
      These increases in net cash provided by operating activities were partially offset by a $5.3 million increase in cash used for working capital.
      The $0.8 million decrease in net cash provided by operating activities in 2005 as compared to 2004 is due primarily to:

•	$2.6 million related to trade accounts receivable at August 22, 2005 that were not included in the contribution of net assets to us;

•	$2.5 million related to decreases in the Conway product imbalance liability largely resulting from settlement activity in the fourth quarter of 2005; and

•	$1.0 million lower operating income, adjusted for non-cash expenses.
      These decreases were largely offset by:

•	$4.2 million in lower interest expense due to the forgiveness by Williams of advances to our predecessor at the closing of our initial public offering; and

•	a $1.3 million increase in distributed earnings from Discovery.
      The decrease of $3.9 million in net cash provided by operating activities in 2004 as compared to 2003 reflects an increase of $8.3 million in interest expense in 2004 related primarily to the funding of our $101.6 million share of a Discovery cash call discussed below. This decrease in net cash provided by operating activities was partially offset by changes in working capital, including a $2.7 million increase in accounts payable. The increase in accounts payable was due to a $1.6 million accrual for spot ethane purchases in December 2004 and a $1.0 million higher accrual for power costs at the end of 2004 as compared to 2003.
      Net cash used by investing activities for the nine months ended September 30, 2006 includes the purchase of our 25.1% interest in Four Corners on June 20, 2006. Because Four Corners was an affiliate of Williams at the time of the acquisition, the transaction was between entities under common control, and has been accounted for at historical cost. Therefore the amount reflected as cash used by investing activities for this purchase represents the historical cost of the investment to Williams. Investing activities in 2005 includes our $24.4 million capital contribution to Discovery for the construction of the Tahiti pipeline lateral expansion project. Additionally, net cash used by investing activities includes maintenance capital expenditures in our NGL Services segment primarily for the installation of cavern liners and KDHE-related cavern compliance with the installation of wellhead control equipment and well meters. Net cash used by investing activities in 2003 also includes our predecessor’s $101.6 million capital contribution to Discovery for the repayment of Discovery’s outstanding debt in December 2003.
      Net cash provided by financing activities in 2006 includes:

•	$172.7 million in net cash flows from transactions related to our acquisition of a 25.1% interest in Four Corners;

•	$19.9 million of distributions paid to unitholders; and

•	$4.2 million in indemnification payments and reimbursements received from Williams pursuant to the omnibus agreement.
      Net cash provided by financing activities in 2005 represent net cash flows related to our initial public offering on August 23, 2005. These consisted of $100.2 million in net proceeds from the sale of common and subordinated units, a $58.8 million distribution to Williams and the payment of $4.3 million in expenses associated with our initial public offering. Net cash provided (used) by financing activities for 2004 and 2005 also includes the pass through of $1.2 million and $3.7 million, respectively, of net cash flows to Williams prior to August 23, 2005, under its cash management program. Following the closing of our initial public offering on August 23, 2005, we no longer participate in Williams’ cash management program, and our net cash flows no longer pass through to Williams. The annual 2005 period also includes $2.1 million of distributions paid to unitholders and $1.6 million in indemnifications and reimbursements received from Williams pursuant to the omnibus agreement.
      Net cash provided by financing activities in 2003 includes advances from Williams to fund our $101.6 million share of a Discovery cash call discussed below. The remaining 2003 financing cash flows represent the pass through of our net cash flows to Williams under its cash management program as described above.

Four Corners and Discovery
      As previously disclosed, cash distributions from Four Corners and Discovery will be a significant source of our liquidity. Due to the significance of Four Corners’ and Discovery’s cash flows to our ability to make cash distributions, the following discussion addresses in greater detail the cash flow activities for 100% of Four Corners and Discovery. We will own 100% of Four Corners upon the consummation of our proposed acquisition of the remaining 74.9% interest in Four Corners and will be entitled to all of its cash flows.

Four Corners — 100%

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)
Net cash provided by operating activities	$122,266	$134,387	$156,039	$106,547	$99,739
Net cash used by investing activities	(6,581)	(13,920)	(27,578)	(13,301)	(10,206)
Net cash used by financing activities	(115,685)	(120,467)	(128,461)	(93,246)	(83,552)
      Net cash provided by operating activities decreased $6.8 million for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 due to a $25.0 million increase in cash used for working capital, partially offset by an $18.2 million increase in operating income, adjusted for non-cash items. The increase in cash used for working capital was caused primarily by a $16.1 million increase in affiliate receivables as a result of our transition from Williams’ cash management program to a stand-alone cash management program and an increase of $6.8 million for accounts receivable due from affiliate for reimbursable compression projects.
      The $21.7 million increase in net cash provided by operating activities in 2005 as compared to 2004 is due primarily to:

•	$8.0 million increase in operating income, as adjusted for non-cash expenses; and

•	$13.8 million in cash provided from changes in working capital related primarily to a change in the shrink replacement gas imbalance from 2004 to 2005.
      The increase of $12.1 million in net cash provided by operating activities in 2004 as compared to 2003 was due primarily to:

•	$9.4 million increase in operating income, as adjusted for non-cash expenses; and

•	$2.7 million in cash provided from changes in working capital related primarily to a change in accounts payable.
      Net cash used by investing activities decreased $3.1 million for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 due to $7.3 million of proceeds received from the sale of the LaMaquina treating facility in the first quarter of 2006, partially offset by $4.2 million higher capital expenditures in 2006 related primarily to capital expenditures for well connections. Net cash used by investing activities in 2003, 2004 and 2005 and the first nine months of 2005 and 2006 included maintenance capital expenditures, which includes well connection capital, of $8.1 million, $10.1 million, $12.2 million, $7.6 million and $16.4 million, respectively. Additionally, other capital expenditures for 2003, 2004 and 2005 and the first nine months of 2005 and 2006 were zero, $3.9 million, $15.4 million, $5.7 million and $1.1 million, respectively. Net cash used by investing activities in 2003 was favorably impacted by $1.5 million in proceeds from sales of property, plant and equipment.
      Net cash used by financing activities decreased by $9.7 million for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 due to $48.4 million lower net cash flows passed through to Williams under its cash management program, of which $38.7 million was offset by cash distributions to members. Four Corners participation in Williams’ cash management program ceased, effective June 20, 2006, when we acquired our 25.1% membership interest. Beginning in the third quarter of 2006, in accordance with its amended limited liability company agreement, Four Corners began regular distributions of its available cash. Net cash used by financing activities for all periods prior to June 20, 2006 are distributions of Four Corners’ net cash flows to Williams.

Discovery — 100%

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

Net cash provided by operating activities	$44,025	$35,623	$30,814	$28,884	$38,934
Net cash provided (used) by investing activities	(12,073)	(39,115)	(65,997)	(65,052)	(9,486)
Net cash provided (used) by financing activities	409	—	1,339	4,539	(23,609)
      Net cash provided by operating activities increased $10.1 million for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005 due primarily to an $18.8 million increase in operating income, adjusted for non-cash expenses, partially offset by an $8.7 million decrease in cash from changes in working capital due primarily to a $7.0 million hurricane-related insurance receivable at September 30, 2006.
      Net cash provided by operating activities decreased $4.8 million in 2005 as compared to 2004 due primarily to expenditures incurred for repairs following Hurricane Katrina that have not yet been reimbursed by Discovery’s insurance carrier. The 2005 use of cash related to accounts receivable included a $24.6 million outstanding receivable from a subsidiary of Williams for the marketing activities associated with the TGP and TETCO open seasons; this was offset by a similar change in accounts payable for a balance due to the shippers on TGP and TETCO. The 2005 use of cash related to accounts receivable also included other increases in customers’ outstanding balances of $8.6 million. The 2005 source of cash related to accounts payable also included a $7.7 million imbalance with a customer.
      Net cash provided by operating activities decreased $8.4 million in 2004 as compared to 2003 due primarily to the favorable impact in 2003 of improved accounts receivable collections. Working capital levels remained more constant in 2004 as compared to 2003. As a result, net cash provided by operating activities in 2004 did not include significant amounts from changes in working capital and reflected the return to more normal levels.
      Capital expenditures in 2006 related primarily to the Tahiti pipeline lateral expansion project, which were funded from amounts previously escrowed in 2005 and included on the balance sheet as restricted cash. The $13.8 million decrease in 2006 restricted cash is the amount used for this project from the funds previously escrowed. Capital expenditures in 2005 related primarily to the completion of the Front Runner and market expansion projects as well as the purchase of leased compressors at the Larose processing plant.
      During 2005, net cash used by investing activities included $44.6 million to fund escrow accounts for the Tahiti pipeline lateral project and related interest income and $21.4 million of capital expenditures for (1) the completion of the Front Runner and market expansion projects, (2) the initial expenditures for the Tahiti project, and (3) the purchase of leased compressors at the Larose processing plant. During 2004, net cash used by investing activities was primarily used for the construction of a gathering lateral to connect our pipeline system to the Front Runner prospect. During 2003, net cash used for investing activities included the $3.5 million purchase of a 12-inch gathering pipeline and $4.5 million of initial capital expenditures incurred for the construction of a gathering lateral to connect to Discovery’s pipeline system to the Front Runner prospect.
      Net cash used by financing activities in the first nine months of 2006 includes:

•	$32.6 million of distributions paid to members, including three quarterly distributions totaling $30.0 million; and

•	$9.0 million of capital contributions from members other than us for the construction of the Tahiti pipeline lateral expansion.
      During 2005, net cash provided by financing activities included capital contributions from members totaling $48.3 million for the construction of the Tahiti pipeline lateral expansion, the distribution of $43.8 million associated with Discovery’s operations prior to our initial public offering and a $3.2 million quarterly distribution to members in the fourth quarter of 2005. During 2003, Discovery’s members made capital contributions of $254.1 million in response to a cash call by Discovery. Discovery used these contributions to retire its outstanding debt of $253.7 million.

Contractual Obligations
      A summary of our contractual obligations as of December 31, 2005, is as follows (in thousands):

	2006	2007-2008	2009-2010	2011+		Total

Notes payable/long-term debt	$—	$—	$—	$—		$—
Capital leases	—	—	—	—		—
Operating leases	30	55	10	—		95
Purchase obligations	5,135	2,928	240	120	(a)	8,423
Other long-term liabilities	—	—	—	—		—

Total	$5,165	$2,983	$250	$120		$8,518

(a)	Year 2011 represents one year of payments associated with an operating agreement whose term is tied to the life of the underlying gas reserves.
      On June 20, 2006, we issued $150.0 million aggregate principal of 7.5% senior unsecured notes in a private debt placement. The maturity date of the notes is June 15, 2011. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, with the first payment due on December 15, 2006.
      Our equity investee, Four Corners, also has contractual obligations for which we are not contractually liable. These contractual obligations, however, will impact Four Corners’ ability to distribute cash to us. Following the completion of our acquisition of the remaining interest in Four Corners, these obligations will be reflected in our contractual obligations table. A summary of Four Corners’ total contractual obligations as of December 31, 2005, is as follows (in thousands):

	2006	2007-2008	2009-2010	2011+	Total

Notes payable/long-term debt	$—	$—	$—	$—	$—
Capital leases	—	—	—	—	—
Operating leases	12,223	1,960	759	3,120	18,062
Purchase obligations	13,178	—	—	—	13,178
Other long-term liabilities	—	—	—	—	—

Total	$25,401	$1,960	$759	$3,120	$31,240

      Our equity investee, Discovery, also has contractual obligations for which we are not contractually liable. These contractual obligations, however, will impact Discovery’s ability to make cash distributions to us. A summary of Discovery’s total contractual obligations as of December 31, 2005, is as follows (in thousands):

	2006	2007-2008	2009-2010	2011+	Total

Notes payable/long-term debt	$—	$—	$—	$—	$—
Capital leases	—	—	—	—	—
Operating leases	854	1,712	1,716	4,109	8,391
Purchase obligations(a)	30,807	23,488	—	—	54,295
Other long-term liabilities	—	—	—	—	—

Total	$31,661	$25,200	$1,716	$4,109	$62,686

(a)	With the exception of $3.4 million of 2006 outstanding purchase orders, all other amounts are Tahiti-related expenditures that will be funded from the $24.4 million escrowed for this project in September 2005 and capital contributions from members, including us.

DESCRIPTION OF CLASS B UNITS
      The Class B units will represent a separate class of our limited partnership interests. We estimate that we will issue approximately 7,240,492 Class B units at closing, consisting of approximately 6,805,492 Class B units in the private placement of $350.0 million of common units and Class B units, based on an assumed purchase price of $35.81 per Class B unit, and approximately 435,000 Class B units to Williams, assuming a value per Class B unit of $39.14. The purchase price per Class B unit paid by the qualified institutional buyers in the private placement will be the lesser of (i) $35.81 per Class B unit or (ii) the price per common unit to investors in this offering, less a discount of 3.4%. The Class B units issued to Williams will be valued at the price per common unit to investors in this offering (with no discount). If the aggregate net proceeds we receive from our financing transactions is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units based upon a value per Class B unit equal to the price per common unit to investors in this offering. If the aggregate net proceeds we receive from these financing transactions is greater than $1.197 billion, we may issue fewer or no Class B units to Williams.
      The Class B units will be subordinated to common units and senior to subordinated units with respect to the payment of the minimum quarterly distribution, including any arrearages with respect to minimum quarterly distributions from prior periods. Please read “Summary—The Offering—Cash distributions.” The first distribution on the Class B units will be prorated for the period from the date of issuance of the Class B units through the end of the quarter in which issued. The Class B units will be subordinated to common units and senior to subordinated units with respect to the right to receive distributions upon our liquidation.
      The Class B units will convert into common units on a one-for-one basis upon the approval of a majority of the votes cast by common unitholders provided that the total number of votes cast is at least a majority of common units eligible to vote (excluding common units held by Williams). We are required to seek such approval as promptly as practicable after issuance of the Class B units and not later than 180 days following closing. If the requisite approval is not obtained, we will be obligated to resubmit the conversion proposal to holders of our common units, but not more frequently than once every six months. If we have not obtained the requisite unitholder approval of the conversion of the Class B units within 180 days of the closing date of the acquisition of the remaining interest in Four Corners, the Class B units will be entitled to receive 115% of the quarterly distribution and distributions on liquidation payable on each common unit, subject to the subordination provisions described above.
      The Class B units will have the same voting rights as our outstanding common units and will be entitled to vote as a separate class on any matters that adversely affect the rights or preferences of the Class B units in relation to other classes of partnership interests or as required by law. The Class B units will not be entitled to vote on the approval of the conversion of the Class B units into common units.
      In connection with the private placement of the common units and Class B units, we are required to file a shelf registration statement to register the common units and the common units issuable upon conversion of the Class B units issued to the private investors within 30 days, and use our commercially reasonable efforts to cause the registration statement to become effective within 60 days, of the closing date of the private placement. In addition, the private investors will have piggyback registration rights in certain circumstances. These registration rights will be transferable to affiliates and, in certain circumstances, to third parties. If the shelf registration statement is not effective within 90 days of the closing date of the sale, then we must pay each private investor liquidated damages of 0.25% of the product of the purchase price times the number of registrable securities held by the investor per 30-day period for the first 60 days following the 90th day. This amount will increase by an additional 0.25% of the product of the purchase price times the number of registrable securities held by the investor per 30-day period for each subsequent 60 days, up to a maximum of 1.0% of the product of the purchase price times the number of registrable securities held by the investor per 30-day-period. The aggregate amount of liquidated damages we must pay will not exceed 10.0% of the aggregate purchase price. The liquidated damages will be paid in cash unless we are prohibited by our existing credit agreements or other indebtedness, in which case the liquidated damages will be paid in common units, or in certain circumstances, Class B units.
      The Class B units issued to Williams in connection with our acquisition of the remaining interest in Four Corners and the common units issuable upon conversion of those Class B units will have the registration rights in favor of our general partner and its affiliates, which include Williams, as provided by our partnership agreement. Please read “The Partnership Agreement—Registration Rights” in the accompanying base prospectus.

DIRECTORS AND EXECUTIVE OFFICERS
      The following table shows information for the directors and executive officers of our general partner, Williams Partners GP LLC, as of November 30, 2006.

Name	Age	Position with Williams Partners GP LLC

Steven J. Malcolm	58	Chairman of the Board and Chief Executive Officer
Donald R. Chappel	55	Chief Financial Officer and Director
Alan S. Armstrong	44	Chief Operating Officer and Director
James J. Bender	50	General Counsel
Thomas C. Knudson	60	Director and Member of Audit, Conflicts and Compensation Committees
Bill Z. Parker	59	Director and Member of Audit, Conflicts and Compensation Committees
Alice M. Peterson	54	Director and Member of Audit, Conflicts and Compensation Committees
Phillip D. Wright	51	Director
      The directors of our general partner are elected for one-year terms and hold office until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified. Officers serve at the discretion of the board of directors of our general partner. There are no family relationships among any of the directors or executive officers of our general partner.
      Steven J. Malcolm has served as the chairman of the board of directors and chief executive officer of our general partner since February 2005. Mr. Malcolm has served as president of Williams since September 2001, chief executive of Williams since January 2002, and chairman of the board of directors of Williams since May 2002. From May 2001 to September 2001, he served as executive vice president of Williams. From December 1998 to May 2001, he served as president and chief executive officer of Williams Energy Services, LLC. From November 1994 to December 1998, Mr. Malcolm served as the senior vice president and general manager of Williams Field Services Company. Mr. Malcolm served as chief executive officer and chairman of the board of directors of the general partner of Williams Energy Partners L.P. (now known as Magellan Midstream Partners, L.P.) from its initial public offering in February 2001 to the sale of Williams’ interests therein in June 2003. Mr. Malcolm has served as a member of the board of directors of BOK Financial Corporation since 2002. Mr. Malcolm was named as a defendant in numerous shareholder class action suits that have been filed against Williams by Williams securities holders. These class actions include issues related to the spin-off of WilTel Communications, a previously-owned subsidiary of Williams, Williams Power Company, and public offerings in January 2001, August 2001 and January 2002, known as the FELINE PACS offering. Settlement of the Williams securities holders class action was preliminarily approved in October 2006 and a fairness hearing is scheduled for February 2007. Additionally, four class action complaints were filed against Williams, certain committee members and certain members of the Williams board of directors, including Mr. Malcolm, under the Employee Retirement Income Security Act of 1974, or ERISA, by participants in Williams’ Investment Plus Plan. Final court approval of the ERISA litigation and dismissal with prejudice occurred in November 2005.
      Donald R. Chappel has served as the chief financial officer and a director of our general partner since February 2005. Mr. Chappel has served as senior vice president and chief financial officer of Williams since April 2003. From 2000 to April 2003, Mr. Chappel founded and served as chief executive officer of a development business in Chicago, Illinois. From 1987 though February 2000, Mr. Chappel served in various financial, administrative and operational leadership positions for Waste Management, Inc., including twice serving as chief financial officer, during 1997 and 1998 and most recently during 1999 through February 2000.
      Alan S. Armstrong has served as the chief operating officer and a director of our general partner since February 2005. Since February 2002, Mr. Armstrong has served as a senior vice president of Williams responsible for heading Williams’ midstream business unit. From 1999 to February 2002, Mr. Armstrong was vice president, gathering and processing in Williams’ midstream business unit and from 1998 to 1999 was vice president, commercial development, in Williams’ midstream business unit. From 1997 to 1998,

Mr. Armstrong was vice president of retail energy in Williams’ energy services business unit. Prior to this, Mr. Armstrong served in various operations, engineering and commercial leadership roles within Williams.
      James J. Bender has served as the general counsel of our general partner since February 2005. Mr. Bender has served as senior vice president and general counsel of Williams since December 2002. From June 2000 until joining Williams in December 2002, Mr. Bender was senior vice president and general counsel with NRG Energy, Inc. Mr. Bender was vice president, general counsel and secretary of NRG Energy from June 1997 to June 2000. NRG Energy filed a voluntary bankruptcy petition during 2003 and its plan of reorganization was approved in December 2003.
      Thomas C. Knudson has served as a director of our general partner since November 2005. Mr. Knudson has served as a member of the board of directors of Bristow Group Inc. (formerly Offshore Logistics, Inc.), a leading provider of helicopter transportation services to the oil and gas industry, since June 2004. Mr. Knudson has served as chairman of the board of directors of Bristow Group Inc. since August 2006. Mr. Knudson has also served as a director of NATCO Group Inc., a leading provider of wellhead process equipment, systems and services used in the production of oil and gas, since April 2005. From 2000 to 2003, Mr. Knudson was a senior vice president of ConocoPhillips.
      Bill Z. Parker has served as a director of our general partner since August 2005. Mr. Parker served as a director for Latigo Petroleum, Inc., a privately-held independent oil and gas production company, from January 2003 to May 2006, when it was acquired by POGO Producing Company. From April 2000 to November 2002, Mr. Parker served as executive vice president of Phillips Petroleum Company’s worldwide upstream operations. Mr. Parker was executive vice president of Phillips Petroleum Company’s worldwide downstream operations from September 1999 to April 2000.
      Alice M. Peterson has served as a director of our general partner since September 2005. Ms. Peterson is the president of Syrus Global, a provider of ethics, compliance and reputation management solutions. Ms. Peterson has served as a director of Hanesbrands Inc., an apparel company, since August 2006. Ms. Peterson has served as a director for RIM Finance, LLC, a wholly owned subsidiary of Research In Motion, Ltd., the maker of the BlackBerrytm handheld device, since 2000. Ms. Peterson served as a director of TBC Corporation, a marketer of private branded replacement tires, from July 2005 to November 2005, when it was acquired by Sumitomo Corporation of America. From 1998 to August 2004, she served as a director of Fleming Companies. From December 2000 to December 2001, Ms. Peterson served as president and general manager of RIM Finance, LLC. From April 2000 to September 2000, Ms. Peterson served as the chief executive officer of Guidance Resources.com, a start-up business focused on providing online behavioral health and concierge services to employer groups and other associations. From 1998 to 2000, Ms. Peterson served as vice president of Sears Online and from 1993 to 1998, as vice president and treasurer of Sears, Roebuck and Co. Following the bankruptcy of Fleming Companies in 2003, Ms. Peterson was named as a defendant, along with each other member of the company’s board of directors, in a securities class action. The case was settled and all claims against Ms. Peterson were released and dismissed after the court’s approval of the settlement which became a final judgment in December 2005. Ms. Peterson has also been named as a defendant, along each other member of the board of directors of Fleming Companies, in connection with a claim by trade creditors of Dunigan Fuels (a subsidiary of the former Fleming Companies) for “conspiracy to breach fiduciary duties.”
      Phillip D. Wright has served as a director of our general partner since February 2005. Mr. Wright has served as senior vice president of Williams’ gas pipeline operations since January 2005. From October 2002 to January 2005, Mr. Wright served as chief restructuring officer of Williams. From September 2001 to October 2002, Mr. Wright served as president and chief executive officer of Williams Energy Services. From 1996 to September 2001, Mr. Wright was senior vice president, enterprise development and planning for Williams’ energy services group. From 1989 to 1996, Mr. Wright served in various capacities for Williams. Mr. Wright served as president, chief operating officer and director of the general partner of Williams Energy Partners L.P. (now known as Magellan Midstream Partners, L.P.) from its initial public offering in February 2001 to the sale of Williams’ interests therein in June 2003. Mr. Wright was named as a defendant in four class action complaints filed under ERISA against Williams, certain members of the benefits and investment committees and certain members of the Williams’ board of directors, by participants in Williams’ Investment Plus Plan. Final court approval of the ERISA litigation and dismissal with prejudice occurred in November 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      After this offering of common units, our private placement of common units and Class B units and our issuance of Class B units to Williams, affiliates of our general partner will own 1,250,000 common units, approximately 435,000 Class B units, assuming a value per class B unit to Williams of $39.14, and 7,000,000 subordinated units representing a 22.0% limited partner interest in us. In addition, our general partner will own a 2% general partner interest and incentive distribution rights in us.
Distributions and Payments to Our General Partner and Its Affiliates
      The following table summarizes the distributions and payments made or to be made by us to our general partner and its affiliates, which include Williams, in connection with the ongoing operation and liquidation of Williams Partners L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.
Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to unitholders, including our general partner and its affiliates as holders of an aggregate of 1,250,000 common units, approximately 435,000 Class B units, assuming a value per class B unit to Williams of $39.14, all of the subordinated units and the remaining 2% to our general partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions— Incentive Distribution Rights” in the accompanying base prospectus for more information regarding the incentive distribution rights.

Payments to our general partner and its affiliates	Our general partner does not receive a management fee or other compensation for the management of our partnership. Our general partner and its affiliates are reimbursed, however, for all direct and indirect expenses incurred on our behalf. Our general partner determines the amount of these expenses.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement— Withdrawal or Removal of Our General Partner” in the accompanying base prospectus.

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.
Agreements Governing Our Formation Transactions and the Four Corners Transactions
      We, our general partner, our operating company and other affiliates of Williams have entered into or will enter into the various agreements that effected our formation transactions and will effect our acquisition of the membership interests in Four Corners, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of our initial public offering and the financing transactions related to our acquisition of the membership interests in Four Corners, including this offering of common units. These agreements are not and will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, are not and may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties.
      All of the $4.3 million of transaction expenses incurred in connection with our formation transactions, including the expenses associated with vesting assets into our subsidiaries, were paid from the proceeds of our initial public offering. In addition, all of the transaction expenses incurred in connection with our acquisition of Four Corners are or will be paid from the related financing transactions, including this offering of common units.
Omnibus Agreement
      Upon the closing of our initial public offering, we entered into an omnibus agreement with Williams and its affiliates that governs our relationship with them regarding the following matters:

•	reimbursement of certain general and administrative expenses;

•	indemnification for certain environmental liabilities, tax liabilities and right-of-way defects;

•	reimbursement for certain expenditures; and

•	a license for the use of certain software and intellectual property.

General and Administrative Expenses
      Williams will provide us with a five-year partial credit for general and administrative, or G&A, expenses incurred on our behalf. For 2005, the amount of this credit was $3.9 million on an annualized basis but was pro rated from the closing of our initial public offering in August 2005 through the end of the year, resulting in a $1.4 million credit. In 2006, the amount of the G&A credit will be $3.2 million, and the amount of the credit will decrease by $800,000 for each subsequent year. As a result, after 2009, we will no longer receive any credit and will be required to reimburse Williams for all of the general and administrative expenses incurred on our behalf.

Indemnification for Environmental and Related Liabilities
      Williams agreed to indemnify us after the closing of our initial public offering against certain environmental and related liabilities arising out of or associated with the operation of the assets before the closing date of our initial public offering. These liabilities include both known and unknown environmental and related liabilities, including:

•	remediation costs associated with the KDHE Consent Orders and certain fugitive NGLs associated with our Conway storage facilities;

•	the costs associated with the installation of wellhead control equipment and well meters at our Conway storage facility;

•	KDHE-related cavern compliance at our Conway storage facility; and

•	the costs relating to the restoration of the overburden along our Carbonate Trend pipeline in connection with erosion caused by Hurricane Ivan in September 2004.
      Williams will not be required to indemnify us for any project management or monitoring costs. This indemnification obligation will terminate three years after the closing of our initial public offering, except in the case of the remediation costs associated with the KDHE Consent Orders which will survive for an unlimited period of time. There is an aggregate cap of $14.0 million on the amount of indemnity coverage, including any amounts recoverable under our insurance policy covering those remediation costs and unknown claims at Conway. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental” in our Current Report on Form 8-K filed September 22, 2006. In addition, we are not entitled to indemnification until the aggregate amounts of claims exceed $250,000. Liabilities resulting from a change of law after the closing of our initial public offering are excluded from the environmental indemnity by Williams for the unknown environmental liabilities.
      Williams will also indemnify us for liabilities related to:

•	certain defects in the easement rights or fee ownership interests in and to the lands on which any assets contributed to us in connection with our initial public offering are located and failure to obtain certain consents and permits necessary to conduct our business that arise within three years after the closing of our initial public offering; and

•	certain income tax liabilities attributable to the operation of the assets contributed to us in connection with our initial public offering prior to the time they were contributed.
      For the year ended December 31, 2005, Williams indemnified us $0.5 million, primarily for KDHE-required compliance costs, pursuant to the omnibus agreement.

Reimbursement for Certain Expenditures Attributable to Discovery
      Williams has agreed to reimburse us for certain capital expenditures, subject to limits, including for certain “excess” capital expenditures in connection with Discovery’s Tahiti pipeline lateral expansion project. We expect the cost of the Tahiti pipeline lateral expansion project will be approximately $69.5 million, of which our 40% share will be approximately $27.8 million. Williams will reimburse us for the excess (up to $3.4 million) of our 40% share of the total cost of the Tahiti pipeline lateral expansion project above the amount of the required escrow deposit ($24.4 million) attributable to our 40% interest in Discovery. Williams will reimburse us for these capital expenditures upon the earlier to occur of a capital call from Discovery or Discovery actually incurring the expenditure.

Intellectual Property License
      Williams and its affiliates granted a license to us for the use of certain marks, including our logo, for as long as Williams controls our general partner, at no charge.

Amendments
      The omnibus agreement may not be amended without the prior approval of the conflicts committee if the proposed amendment will, in the reasonable discretion of our general partner, adversely affect holders of our common units.

Competition
      Williams is not restricted under the omnibus agreement from competing with us. Williams may acquire, construct or dispose of additional midstream or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Credit Facilities

Working Capital Facility
      At the closing of our initial public offering in August 2005, we entered into a $20 million revolving credit facility with Williams as the lender. The facility was amended and restated on August 7, 2006. The facility is available exclusively to fund working capital borrowings. Borrowings under the facility will mature on June 20, 2009 and bear interest at the same rate as would be available for borrowings under the Williams credit agreement described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Credit Facilities.”
      We are required to reduce all borrowings under our working capital credit facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the facility.

Williams Credit Agreement
      In addition, we also have the ability to borrow up to $75 million under the Williams credit agreement. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Credit Facilities,” and “Risk Factors—Risks Inherent in Our Business—Williams’ credit agreement and Williams’ public indentures contain financial and operating restrictions that may limit our access to credit. In addition, our ability to obtain credit in the future will be affected by Williams’ credit ratings” in our Annual Report on Form 10-K for the year ended December 31, 2005.

Four Corners Credit Facility
      On June 20, 2006, Four Corners entered into a $20 million revolving credit facility with Williams as the lender. This facility will be terminated in connection with the closing of this offering of common units.
Discovery Limited Liability Company Agreement
      We, an affiliate of Williams and Duke Energy Field Services have entered into an amended and restated limited liability company agreement for Discovery. This agreement governs the ownership and management of Discovery and provides for quarterly distributions of available cash to the members. The amount of any such distributions is determined by majority approval of Discovery’s management committee, which consists of representatives from each of the three owners. In addition, to the extent Discovery requires working capital in excess of applicable reserves, the Williams affiliate that is a Discovery member (Williams Energy, L.L.C.) must make capital advances to Discovery up to the amount of Discovery’s two most recent prior quarterly distributions of available cash, but Discovery must repay these advances before it makes any future distributions. In addition, the owners are required to offer to Discovery all opportunities to construct pipeline laterals within an “area of interest.”
      Under the Discovery limited liability company agreement, each member is subject to a right of first refusal in favor of the other members, except in the case of certain related-party transfers, such as between Williams and us. Accordingly, if a member identifies a potential third-party purchaser for all or a portion of its interest, that member must first offer the other members the opportunity to acquire the interest that it proposes to sell on the same terms and conditions as proposed by such potential purchaser.
Discovery Operating and Maintenance Agreements
      Discovery is party to three operating and maintenance agreements with Williams: one relating to Discovery Producer Services LLC, one relating to Discovery Gas Transmission LLC and another relating to the Paradis Fractionation Facility and the Larose Gas Processing Plant. Under these agreements, Discovery is required to reimburse Williams for direct payroll and employee benefit costs incurred on Discovery’s behalf. Most costs for materials, services and other charges are third-party charges and are invoiced directly to Discovery. Discovery is required to pay Williams a monthly operation and management fee to cover the cost of accounting services, computer systems and management services provided to Discovery under each of these agreements. Discovery also pays Williams a project management fee to cover the cost of managing capital projects. This fee is determined on a project by project basis.
      For the year ended December 31, 2003, Discovery reimbursed Williams $3.0 million for direct payroll and employee benefit costs, as well as $0.2 million for capitalized labor costs, pursuant to the operating and maintenance agreements and paid Williams $1.4 million for operation and management fees, as well as a $0.1 million fee for managing capitalized projects, pursuant to the operating and maintenance agreements. For the year ended December 31, 2004, Discovery reimbursed Williams $3.1 million for direct payroll and employee benefit costs, as well as $0.3 million for capitalized labor costs, pursuant to the operating and maintenance agreements and paid Williams $1.4 million for operation and management fees, as well as a $0.9 million fee for managing capitalized projects, pursuant to the operating and maintenance agreements. For the year ended December 31, 2005, Discovery reimbursed Williams $3.4 million for direct payroll and employee benefit costs, as well as $0.4 million for capitalized labor costs, pursuant to the operating and maintenance agreements and paid Williams $2.1 million for operation and management fees, as well as a $0.1 million fee for managing capitalized projects, pursuant to the operating and maintenance agreements.
Four Corners Purchase and Sale Agreements
      On April 6, 2006, we entered into a Purchase and Sale Agreement with Williams Energy Services, LLC, Williams Field Services Group, LLC, Williams Field Services Company, LLC, our general partner and Williams Partners Operating. Pursuant to the Purchase and Sale Agreement, on June 20, 2006, we acquired a 25.1% membership interest in Four Corners for $360.0 million. The conflicts committee of the board of directors of our general partner recommended approval of the acquisition of the 25.1% interest in Four Corners. The committee retained independent legal and financial advisors to assist it in evaluating and negotiating the transaction. In recommending approval of the transaction, the committee based its decision in part on an opinion from the committee’s independent financial advisor that the consideration paid by us to Williams was fair, from a financial point of view, to us and our public unitholders. In connection with the transactions contemplated by the Purchase and Sale Agreement, we contributed the 25.1% interest in Four Corners to our wholly owned subsidiary, Williams Partners Operating LLC, on June 20, 2006.
      On November 16, 2006, we entered into a Purchase and Sale Agreement with Williams Energy Services, LLC, Williams Field Services Group, LLC, Williams Field Services Company, LLC, our general partner and Williams Partners Operating LLC to acquire the remaining 74.9% membership interest in Four Corners for aggregate consideration of $1.223 billion, subject to possible adjustment in our favor, consisting of at least $900.0 million in cash, up to $325.0 million of Class B units and an increase in our general partner’s capital account to allow it to maintain its 2% general partner interest in us. Upon consummation of the transactions contemplated by the Purchase and Sale Agreement, we will contribute the remaining 74.9% interest to Williams Partners Operating LLC. Please read “Acquisition of Remaining Interest in Four Corners” for more information on the Purchase and Sale Agreement, Four Corners and its business and how the conflicts committee of the board of directors of our general partner determined the aggregate consideration for the remaining interest in Four Corners. Please read “Description of Class B Units” for more information on the terms of the Class B units to be issued to Williams.
Four Corners Limited Liability Company Agreement
      In connection with the closing of our acquisition of the 25.1% interest in Four Corners, Williams Field Services Company, LLC and Williams Partners Operating LLC entered into an amended and restated limited liability company agreement for Four Corners. We will amend the amended and restated limited liability company agreement of Four Corners at the closing of our acquisition of the remaining 74.9% interest in Four Corners to reflect that we will be the sole member.
Natural Gas and NGL Marketing Contracts
      Certain subsidiaries of Williams market substantially all of the NGLs and excess natural gas to which Discovery, our Conway fractionation and storage facility and Four Corners take title. Discovery, our Conway fractionation and storage facility and Four Corners conduct the sales of the NGLs and excess natural gas to which they take title pursuant to a base contract for sale and purchase of natural gas and a natural gas liquids master purchase, sale and exchange agreement. These agreements contain the general terms and conditions governing the transactions such as apportionment of taxes, timing and manner of payment, choice of law and confidentiality. Historically, the sales of natural gas and NGLs to which Discovery, our Conway fractionation and storage facility and Four Corners take title have been conducted at market prices with certain subsidiaries of Williams as the counter parties. Additionally, Discovery, our Conway fractionation and storage facility and Four Corners may purchase natural gas to meet their fuel and other requirements and our Conway storage facility may purchase NGLs as needed to maintain inventory balances.
      For the year ended December 31, 2003, Discovery sold $54.1 million of NGLs to a subsidiary of Williams that markets substantially all of the NGLs and excess natural gas to which Discovery takes title based on market pricing. For the year ended December 31, 2004, we sold $0.5 million to a subsidiary of Williams that markets substantially all of the NGLs and excess natural gas to which our Conway fractionation and storage facility takes title based on market pricing and Discovery sold $57.8 million of NGLs to a subsidiary of Williams that markets substantially all of the NGLs and excess natural gas to which Discovery takes title based on market pricing. For the year ended December 31, 2005, we sold $13.4 million to a subsidiary of Williams that markets substantially all of the NGLs and excess natural gas to which our Conway fractionation and storage facility takes title based on market pricing and Discovery sold $70.8 million of NGLs to a subsidiary of Williams that markets substantially all of the NGLs and excess natural gas to which Discovery takes title based on market pricing.
      Four Corners sells the NGLs to which it takes title to Williams Midstream Marketing and Risk Management, LLC, an affiliate of Williams. These sales are made at market rates at the time of sale. Four Corners sold approximately $122.8 million, $199.2 million and $222.6 million of NGLs to Williams Midstream Marketing and Risk Management during 2003, 2004 and 2005, respectively.
Gathering, Processing and Treating Contracts
      Four Corners maintains two contracts with an affiliate of Williams, a gas gathering and treating contract and a gas gathering and processing contract. Pursuant to the gas gathering and treating contract, Four Corners gathers and treats coal seam gas delivered by the affiliate to Four Corners’ gathering systems. Deliveries of gas under this agreement averaged approximately 34 MMcf/d during 2003, 39 MMcf/d during 2004 and 42 MMcf/d during 2005. The term of this agreement expires on December 31, 2022, but will continue thereafter on a year-to-year basis subject to termination by either party giving at least six months written notice of termination prior to the expiration of each one year period.
      Pursuant to the gas gathering and processing contract, Four Corners gathers and processes conventional and coal seam gas delivered by the affiliate to Four Corners’ gathering systems. Deliveries of gas under this agreement averaged approximately 101 MMcf/d during 2003, 92 MMcf/d during 2004 and 93 MMcf/d during 2005. The primary term of the agreement ended on March 1, 2004, but it continues to remain in effect on a year-to-year basis subject to termination by either party giving at least three months written notice of termination prior to the expiration of each one-year period.
      Revenues recognized pursuant to these contracts totaled $35.5 million in 2003, $30.2 million in 2004 and $26.1 million in 2005.
Natural Gas Purchases
      Four Corners purchases natural gas for fuel and shrink replacement from Williams Power Company, an affiliate of Williams. With the exception of volumes purchased pursuant to the contract discussed in the immediately following paragraph, these purchases are made at market rates at the time of purchase. Four Corners purchased approximately $53.3 million, $70.0 million and $73.3 million of natural gas for fuel and shrink replacement from Williams Power Company during 2003, 2004 and 2005, respectively.

      Four Corners maintains a contract with two affiliates of Williams pursuant to which one of the affiliates, Williams Power Company, Inc., sells natural gas to Four Corners. The natural gas sold to Four Corners by Williams Power Company is favorably impacted by Williams Power Company’s fixed price natural gas fuel contracts. Four Corners provides a portion of the purchased natural gas to the other affiliate, Williams Flexible Generation, LLC, who burns the gas at its co-generation plant that produces waste heat that assists in the operation of the Milagro treating plant. Four Corners uses the remainder of the natural gas in connection with various operations at the Milagro plant. Pursuant to this contract, Four Corners purchased $30.0 million, $23.3 million and $33.0 million of natural gas from Williams Power Company in 2003, 2004 and 2005, respectively, and Four Corners provided $8.4 million, $6.6 million and $8.9 million of the purchased natural gas to Williams Flexible Generation in 2003, 2004 and 2005, respectively. The term of the agreement expires on December 31, 2006, or when Williams Flexible Generation and Four Corners are no longer affiliated with each other, whichever occurs earlier. The affiliates have options to extend the agreement through December 31, 2007 and through December 31, 2008, subject in each case to earlier termination of the agreement when Williams Flexible Generation and Four Corners are no longer affiliated with each other.
      For the years ended December 31, 2003, 2004 and 2005, we purchased a gross amount of $12.8 million, $17.1 million and $22.4 million, respectively, of natural gas for the Conway fractionator from an affiliate of Williams. For the years ended December 31, 2003, 2004 and 2005, we purchased a gross amount of $7.8 million, $0.4 million and $7.9 million, respectively, of natural gas for fuel and shrink replacement from Williams Power Company based on market pricing.
Balancing Services Contract
      Four Corners maintains a balancing services contract with Williams Power Company, Inc., an affiliate of Williams. Pursuant to this agreement, Williams Power Company balances deliveries of natural gas processed by Four Corners between certain points on Four Corners’ gathering system. Four Corners and Williams Power Company communicate on a daily basis to determine the volumes of natural gas to be moved between gathering systems at established interconnect points to optimize flow, an activity referred to as “crosshauling.” As a result, Four Corners must purchase gas for delivery to customers at certain plant outlets and Four Corners has excess volumes to sell at other plant outlets. These purchase and sales transactions are conducted for us by Williams Power Company at current market prices. Historically, Williams Power Company has not charged us a fee for providing this service, but has occasionally benefited from price differentials that historically existed from time to time between the plant outlets. The revenues and costs related to the purchases and sales pursuant to this arrangement have historically tended to offset each other. The term of this agreement expires on the later of December 31, 2006 or upon six months or more written notice of termination.
Summary of Other Four Corners Transactions
      Four Corners incurred approximately $40.7 million, $45.6 million and $47.9 million in operating and maintenance and general and administrative expenses (excluding other natural gas and steam expenses) expended by Williams on its behalf during 2003, 2004 and 2005, respectively. Please read Note 4 to Williams Four Corners LLC’s Financial Statements appearing elsewhere in this prospectus supplement.
      Four Corners previously sold electricity to Williams Power Company, an affiliate of Williams, at the Ignacio plant. The revenues from these sales were $1.5 million and $0.9 million during 2003 and 2004, respectively.
Summary of Other Transactions with Williams
      In connection with the closing of our initial public offering in August 2005:

•	we issued 2,000,000 common units, 7,000,000 subordinated units, a 2% general partner interest and incentive distribution rights to affiliates of Williams in exchange for the contribution of interests in our operating subsidiaries and Discovery;

•	we distributed $58.8 million to affiliates of Williams to reimburse Williams for certain capital expenditures incurred prior to our formation and for the contribution by an affiliate of Williams to one of our operating subsidiaries of a gas purchase contract that provides for the purchase of a sufficient quantity of natural gas from a wholly owned subsidiary of Williams at a price not to exceed a specified price to satisfy our fuel requirements under a fractionation contract;

•	we provided $24.4 million to make a capital contribution to Discovery to fund an escrow account in connection with the Tahiti pipeline lateral expansion project; and

•	Williams forgave $186.0 million in intercompany advances to our predecessor.
      In addition, for the year ended December 31, 2005:

•	we incurred $17.6 million of expenses from Williams for direct and indirect expenses incurred on our behalf pursuant to the partnership agreement;

•	we distributed $1.3 million to affiliates of Williams as quarterly distributions on their common units, subordinated units and 2% general partner interest; and

•	we purchased $15.7 million of NGLs to replenish deficit product positions from a subsidiary of Williams based on market pricing.
      For the year ended December 31, 2004:

•	we incurred $12.5 million from Williams for direct and indirect expenses incurred on our behalf; and

•	we purchased $1.3 million of NGLs to replenish deficit product positions from a subsidiary of Williams based on market pricing.
      For the year ended December 31, 2003:

•	we sold $2.4 million in storage services to a Williams affiliate that was subsequently sold to a third party; and

•	we incurred $4.2 million from Williams for interest expense related to intercompany advances.

TAX CONSIDERATIONS
      The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Considerations” beginning on page 51 in the accompanying base prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.
      We estimate that if you purchase common units in this offering and hold those common units through the record date for distributions for the period ending December 31, 2009, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. This estimate is based upon many assumptions regarding our business and operations, including assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. Please read “Material Tax Considerations” in the accompanying base prospectus.
      Ownership of common units by tax-exempt entities and foreign investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying base prospectus.

UNDERWRITING
      Lehman Brothers Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the respective number of common units opposite their names below.

Number of
Underwriters	Common Units

Lehman Brothers Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Morgan Stanley & Co., Incorporated
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Stifel, Nicolaus & Company, Incorporated

Total	6,900,000

      The underwriting agreement provides that the underwriters’ obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than the common units covered by their option to purchase additional common units as described below) if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per unit	$	$
Total	$	$
      The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per common unit. After the offering, the representatives may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be approximately $2.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Common Units
      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 1,035,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,900,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.
Lock-Up Agreements
      We, our operating company, our general partner and certain of its affiliates, including the directors and executive officers of our general partner, have agreed, without the prior written consent of Lehman Brothers Inc. and Citigroup Global Markets Inc., not to (1) directly or indirectly, offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities which may be converted into or exchanged for any common units, other than certain permitted transfers, issuances and grants of options, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, (3) file or cause to be filed a registration statement, including any amendments (other than a registration statement on Form S-8, a registration statement on Form S-4 relating to any exchange of our senior notes or a registration statement on Form S-3 relating to any of the common units (including the common units issued upon conversion of the Class B units) sold in the private placement), with respect to the registration of any common units or securities convertible or exchangeable into common units or (4) publicly disclose the intention to do any of the foregoing, for a period of 90 days from the date of this prospectus supplement.
      Lehman Brothers Inc. and Citigroup Global Markets Inc., in their discretion, may release the common units and the other securities subject to the lock-up agreements described above in whole or in part at anytime with or without notice. When determining whether or not to release common units and the other securities from lock-up agreements, Lehman Brothers Inc. and Citigroup Global Markets Inc. will consider, among other factors, the unitholder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and the market conditions at the time.
Indemnification
      We, our operating company and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus supplement in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement or registration statement of which this prospectus supplement and the accompanying base prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
New York Stock Exchange
      The common units are listed on the New York Stock Exchange under the symbol “WPZ.”
Relationships
      Citigroup Global Markets Inc. and Lehman Brothers Inc. are serving as Williams’ financial advisors in connection with our acquisition of the 74.9% interest in Four Corners. Lehman Brothers Inc. is serving as placement agent in our private placement of common units and Class B units. In addition, Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are joint book-

running managers in our concurrent private placement of senior notes. Lehman Brothers Inc. served as Williams’ financial advisor in connection with our June 2006 acquisition of a 25.1% interest in Four Corners. Lehman Brothers Inc. and Citigroup Global Markets Inc. were the joint book-running managers, and A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Raymond James & Associates were each underwriters, in our June 2006 public offering of common units. In addition, Citigroup Global Markets Inc. and Lehman Brothers Inc. were joint book-running managers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC were each initial purchasers, in our June 2006 private placement of senior notes. Lehman Brothers Inc. and Citigroup Global Markets Inc. and the other underwriters have performed and may in the future perform investment banking, advisory and other banking services for us from time to time for which they received or may receive customary fees and expenses. In addition, some of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking and other banking services in the ordinary course of business with Williams for which they received or will receive customary compensation.
      Affiliates of the respective underwriters are lenders under Williams’ $1.5 billion credit agreement under which we have a $75 million borrowing limit, and each such affiliate has received customary fees for such services.
NASD Conduct Rules
      Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL
      The validity of the common units will be passed upon for us by Andrews Kurth LLP. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements of Williams Partners L.P. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in our Current Report on Form 8-K filed on September 22, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Discovery Producer Services LLC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The financial statements of Williams Four Corners LLC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated balance sheet of Williams Partners GP LLC as of December 31, 2005 appearing in our Current Report on Form 8-K filed on September 22, 2006 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
FORWARD-LOOKING STATEMENTS
      Certain matters discussed in this prospectus and the documents incorporated herein by reference, excluding historical information, include forward-looking statements — statements that discuss our expected future results based on current and pending business operations.
      Forward-looking statements can be identified by words such as “anticipates,” “believes,” “expects,” “planned,” “scheduled,” “could,” “continues,” “estimates,” “forecasts,” “might,” “potential,” “projects” or similar expressions. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements.
      Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this prospectus or the documents incorporated herein by reference. These risks and uncertainties include, among other things:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	Because of the natural decline in production from existing wells and competitive factors, the success of our gathering and transportation businesses depends on our ability to connect new sources of natural gas supply, which is dependent on factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.

•	Our processing, fractionation and storage businesses could be affected by any decrease in the price of natural gas liquids or a change in the price of natural gas liquids relative to the price of natural gas.

•	Lower natural gas and oil prices could adversely affect our fractionation and storage businesses.

•	We depend on certain key customers and producers for a significant portion of our revenues and supply of natural gas and natural gas liquids. The loss of any of these key customers or producers could result in a decline in our revenues and cash available to pay distributions.

•	If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas and natural gas liquids or to treat natural gas, our revenues and cash available to pay distributions could be adversely affected.

•	Our future financial and operating flexibility may be adversely affected by restrictions in our indenture and by our leverage.

•	Williams’ credit agreement and Williams’ public indentures contain financial and operating restrictions that may limit our access to credit. In addition, our ability to obtain credit in the future will be affected by Williams’ credit ratings.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Even if unitholders are dissatisfied, they cannot currently remove our general partner without its consent.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may or may not be adequately insured.

•	If we fail to obtain the approval of the unitholders for the conversion of the Class B units to common units, the minimum quarterly distribution payable in respect of the Class B units will increase, which will reduce the amount of cash available for distribution on our common units.
      Additional information about risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements is contained under the caption “Risk Factors” in this prospectus supplement and in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 3, 2006, which is incorporated herein by reference. The forward-looking statements included in this prospectus supplement and the documents incorporated herein by reference are only made as of the date of such documents and, except as required by securities laws, we undertake no obligation to publicly update forward-looking statements to reflect subsequent events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, that registers the offer and sale of the common units covered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying base prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus supplement and the accompanying base prospectus and information previously filed with the SEC.
      We incorporate by reference in this prospectus supplement the following documents that we have previously filed with the SEC:

•	Annual Report on Form 10-K (File No. 1-32599) for the year ended December 31, 2005 filed on March 3, 2006;

•	Quarterly Reports on Form 10-Q (File No. 1-32599) for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 filed on May 2, 2006, August 8, 2006 and November 2, 2006, respectively;

•	Current Reports on Form 8-K (File No. 1-32599) filed on April 7, 2006 (except for the information under Item 7.01 and the related exhibit), June 12, 2006, June 20, 2006 (except for the information under Item 7.01 and the related exhibit), August 29, 2006, September 22, 2006, November 21, 2006 and December 4, 2006 and our amended Current Report on Form 8-K/ A (File No. 1-32599) filed on August 10, 2006; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 1-32599) filed on August 9, 2005, and any subsequent amendments or reports filed for the purpose of updating such description.
      These reports contain important information about us, our financial condition and our results of operations.
      All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement and prior to the termination of this offering will also be deemed to be incorporated herein by reference and will automatically update and supersede information in this prospectus supplement and the accompanying base prospectus. Nothing in this prospectus supplement or the accompanying base prospectus shall be deemed to incorporate information furnished to, but not filed with, the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).
      We make available free of charge on or through our Internet website, http://www.williamslp.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus supplement or the accompanying base prospectus and does not constitute a part of this prospectus supplement or the accompanying base prospectus.
      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at http://www.williamslp.com, or by writing or calling us at the following address:
Investor Relations
Williams Partners L.P.
One Williams Center, Suite 5000
Tulsa, Oklahoma 74172-0172
Telephone: (918) 573-2078
      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than the date on the front of each document.
      Williams is subject to the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. You may read Williams’ filings on the SEC’s web site and at the SEC’s Public Reference Room described above. Williams’ common stock trades on the NYSE under the symbol “WMB.” Reports that Williams files with the NYSE may be inspected and copied at the offices of the NYSE described above.

INDEX TO FINANCIAL STATEMENTS

Page

UNAUDITED WILLIAMS PARTNERS L.P. PRO FORMA FINANCIAL STATEMENTS:
Introduction	F-2
Unaudited Pro Forma Balance Sheet as of September 30, 2006	F-3
Unaudited Pro Forma Statements of Income for the year ended December 31, 2005 and the nine months ended September 30, 2006	F-4
Notes to Unaudited Pro Forma Financial Statements	F-5
WILLIAMS FOUR CORNERS LLC FINANCIAL STATEMENTS:
Report of Independent Auditors	F-8
Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (Unaudited)	F-9
Statements of Income for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (Unaudited)	F-10
Statement of Members’ Capital for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 (Unaudited)	F-11
Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (Unaudited)	F-12
Notes to Financial Statements	F-13
DISCOVERY PRODUCER SERVICES LLC CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Auditors	F-22
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (Unaudited)	F-23
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (Unaudited).	F-24
Consolidated Statement of Members’ Capital for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 (Unaudited)	F-25
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (Unaudited)	F-26
Notes to Consolidated Financial Statements	F-27

UNAUDITED WILLIAMS PARTNERS L.P. PRO FORMA FINANCIAL STATEMENTS
      The pro forma financial statements present the impact on our financial position and results of operations of our acquisition of the remaining 74.9% membership interest in Williams Four Corners LLC (“Four Corners”) in exchange for aggregate consideration of $1.223 billion. Upon consummation of this acquisition, we will own 100% of Four Corners. A portion of the aggregate consideration will be financed with the aggregate net proceeds from the following financing transactions:

•	this offering of 6,900,000 common units;

•	the private placement of one or more series of $600.0 million aggregate principal amount of our senior notes to qualified institutional buyers and to non-U.S. persons in offshore transactions; and

•	the private placement of an aggregate of approximately $350.0 million of common units and Class B units to qualified institutional buyers.
      The remaining consideration for the 74.9% interest in Four Corners will be in the form of an increase of approximately $13.6 million in our general partner’s capital account to allow it to maintain its 2% general partner interest and the issuance of approximately $17.0 million of Class B units to Williams. If the aggregate net proceeds we receive from these financing transactions is less than our estimate of $1.197 billion, we will issue more Class B units to Williams, up to a maximum amount of $325.0 million of Class B units based upon a value per Class B unit equal to the price per common unit to investors in this offering. If the aggregate net proceeds we receive from these financing transactions is greater than $1.197 billion, we may issue fewer or no Class B units to Williams.
      The pro forma financial statements as of September 30, 2006 and for the year ended December 31, 2005 and nine months ended September 30, 2006 have been derived from our historical consolidated financial statements incorporated by reference in this prospectus supplement and are qualified in their entirety by reference to such historical consolidated financials statements and related notes contained therein. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such pro forma financial statements and with the historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement.
      The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the pro forma financial information.
      The pro forma financial statements may not be indicative of the results that actually would have occurred if we had owned the remaining 74.9% membership interest in Four Corners on the dates indicated.

WILLIAMS PARTNERS L.P.
UNAUDITED PRO FORMA BALANCE SHEET
September 30, 2006

	Historical	Adjustments		Pro Forma

	($ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$32,150	$270,066	(a)	$35,055
		346,500	(b)
		600,000	(c)
		(10,803	)(d)
		(2,000	)(e)
		(1,192,359	)(f)
		5,981	(i)
		(10,000	)(g)
		(4,480	)(h)
Accounts receivable	5,607	40,651	(i)	46,258
Other current assets	8,077	4,316	(i)	12,393

Total current assets	45,834	47,872		93,706
Investment in Williams Four Corners	157,874	(157,874	)(f)(i)	—
Investment in Discovery Producer Services	148,443	—		148,443
Property, plant and equipment, net	69,280	574,463	(i)	643,743
Other noncurrent assets	3,515	24,020	(i)	37,535
		10,000	(g)

Total assets	$424,946	$498,481		$923,427

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable	$6,626	$15,758	(i)	$22,384
Deferred revenue	6,818	—		6,818
Accrued liabilities	5,507	3,577	(i)	9,084

Total current liabilities	18,951	19,335		38,286
Long-term debt	150,000	600,000	(c)	750,000
Other non-current liabilities	4,733	1,118	(i)	5,851
Partners’ capital:
Common unitholders	335,749	270,066	(a)	698,244
		105,232	(b)
		(10,803	)(d)
		(2,000	)(e)
Class B unitholders	—	17,024	(f)	258,292
		241,268	(b)
Subordinated unitholders	108,791	—		108,791
General partner	(193,278)	(738,279	)(f)	(936,037)
		(4,480	)(h)

Total partners’ capital	251,262	(121,972)		129,290

Total liabilities and partners’ capital	$424,946	$498,481		$923,427

See accompanying notes to unaudited pro forma financial statements.

WILLIAMS PARTNERS L.P.
UNAUDITED PRO FORMA STATEMENT OF INCOME

	Year Ended December 31, 2005				Nine Months Ended September 30, 2006

	Historical	Consolidation		Pro Forma	Historical	Consolidation		Pro Forma

	($ in thousands-except per unit amounts)
Revenues	$51,769	$463,203	(i)	$514,972	$44,434	$376,069	(i)	$420,503
Cost and expenses:
Operating and maintenance expense	25,111	104,648	(i)	129,759	22,353	93,570	(i)	115,923
Product cost and shrink replacement	11,821	165,706	(i)	177,527	11,522	121,898	(i)	133,420
Depreciation, amortization and accretion	3,619	38,960	(i)	42,579	2,709	29,801	(i)	32,510
General and administrative expense	5,323	31,292	(i)	36,615	6,283	21,248	(i)	27,531
Taxes other than income	700	7,746	(i)	8,446	550	5,842	(i)	6,392
Other — net	(6)	636	(i)	630	5	(3,230	)(i)	(3,225)

Total costs and expenses	46,568	348,988		395,556	43,422	269,129		312,551

Operating income	5,201	114,215		119,416	1,012	106,940		107,952
Equity earnings — Williams Four Corners	28,668	(28,668	) (i)	—	26,842	(26,842	) (i)	—
Equity earnings — Discovery Producer Services	8,331	—		8,331	10,183	—		10,183
Interest expense — affiliate	(7,461)	7,401	(j)	(60)	(45)	—		(45)
Interest expense — third party	(777)	(58,013	)(k)	(58,790)	(4,110)	(40,110	)(k)	(44,220)
Interest income	165	—		165	642	—		642

Income before cumulative effect of change in accounting principle	$34,127	$34,935		$69,062	$34,524	$39,988		$74,512

Allocation of income before cumulative effect of change in accounting principle for calculation of earnings per unit:
Income before cumulative effect of change in accounting principle	$34,127			$69,062	34,524			74,512
Income before cumulative effect of change in accounting principle applicable to pre-partnership operations, allocated to general partner	28,565				15,386

Income before cumulative effect of change in accounting principle applicable to post-partnership operations allocated to general and limited partners	5,562				19,138
Allocation of income (loss) before cumulative effect of change in accounting principle to general partner	(1,261)			1,504	(2,137)			8,164

Allocation of income before cumulative effect of change in accounting principle to limited partners	$6,823			$67,558	$21,275			$66,348

Basic and diluted income before cumulative effect of change in accounting principle per limited partner unit:
Common units	$0.49			$1.75	$1.19			$1.72
Class B units	—			1.75	—			1.72
Subordinated units	0.49			1.75	1.19			1.72
Weighted average number of limited partner units outstanding:
Common units	7,001,366			24,401,176	9,870,084			24,401,485
Class B units	—			7,240,492	—			7,240,492
Subordinated units	7,000,000			7,000,000	7,000,000			7,000,000
See accompanying notes to unaudited pro forma financial statements.

NOTES TO UNAUDITED WILLIAMS PARTNERS L.P. PRO FORMA FINANCIAL STATEMENTS

Note 1.	Basis of Presentation — Four Corners Acquisition
      Unless the context clearly indicates otherwise, references in this report to “we”, “our”, “us” or like terms refer to Williams Partners L.P. and its subsidiaries. The historical financial information is derived from our historical consolidated financial statements. The pro forma adjustments have been prepared as if we acquired the remaining interest in Williams Four Corners LLC (“Four Corners”) on September 30, 2006 for the balance sheet and on January 1, 2005 in the case of the pro forma statement of income. The pro forma statement of income also includes adjustments to reflect the effects of the transactions in connection with our June 2006 acquisition of a 25.1% interest in Four Corners and the forgiveness of advances from affiliate in connection with our August 2005 initial public offering (“IPO”) as if the IPO had taken place on January 1, 2005.
      The pro forma financial statements reflect the following transactions:

•	the issuance of 6,900,000 of our common units to the public;

•	the issuance of 2,905,030 of our common units and 6,805,492 unregistered Class B units in a private placement;

•	the issuance of $600 million of senior notes at an assumed 7.5% interest rate;

•	the issuance of 435,000 Class B units to subsidiaries of The Williams Companies, Inc. (“Williams”);

•	the acquisition of the remaining 74.9% membership interest in Four Corners from Williams and the distribution to Williams of the aggregate consideration; and

•	the payment of estimated underwriters’ and initial purchasers’ commissions and other offering expenses.

Note 2.	Pro Forma Adjustments and Assumptions

a)	Reflects $270.1 million of proceeds to us from the issuance and sale of 6,900,000 common units to the public at an offering price of $39.14 per unit.

b)	Reflects $346.5 million of proceeds to us from the issuance and sale of 2,905,030 common units and 6,805,492 unregistered Class B units in a private placement, net of $3.5 million in placement agency fees.

c)	Reflects $600.0 million of proceeds to us from the issuance of senior notes.

d)	Reflects the payment of estimated underwriters’ commissions of $10.8 million, which will be allocated to the common units.

e)	Reflects the payment of $2.0 million for the estimated costs associated with the offering of the common units to the public.

f)	Reflects the acquisition, from Williams, of the remaining 74.9% membership interest in Four Corners and the related distribution to Williams of the aggregate consideration for the interest in Four Corners including a contribution by our general partner sufficient to maintain its 2% ownership interest in the partnership. This acquisition will be recorded at Williams’ historical cost as it is considered a transaction between entities under common control. The recognition of the assets and liabilities of Four Corners at Williams’ historical cost rather than the aggregate consideration causes a reduction of the capital balance for the general partner.

Cash distribution to Williams	$1,192.4
General partner contribution	13.6
Class B unit distribution to Williams	17.0

Aggregate consideration for the 74.9% membership interest in Four Corners	1,223.0
General partner contribution	(13.6)

Net distribution to Williams	1,209.4
Historical cost of the Four Corners investment	466.6

Net charge to general partner equity	$742.8

g)	Reflects the payment of estimated initial purchasers’ discounts of $9.0 million, which will be allocated to the senior notes, and the payment of $1.0 million for the estimated costs associated with the issuance of the Senior Notes. These costs will be amortized to interest expense over the 10-year term of the notes.

h)	Reflects the distribution of 74.9% of Four Corners’ $6.0 million cash balance to Williams just prior to the closing of this transaction.

i)	Reflects the elimination of the investment in and equity earnings associated with our 25.1% investment in Four Corners, which was accounted for under the equity method of accounting in our historical results. Additionally, assets, liabilities, revenues and costs and expenses have been adjusted to reflect the consolidation of Four Corners that will result when it becomes our wholly owned subsidiary upon the consummation of our acquisition of the remaining 74.9% interest.

j)	Reflects the effect on affiliate interest expense of the forgiveness of the advances from affiliate effective with the closing of the IPO on August 23, 2005 and a full year’s commitment fees in 2005 under our $20.0 million working capital credit facility entered into in connection with our IPO.

k)	Includes the following increases to third-party interest expense:

•	a $0.1 million increase in 2005 to reflect a full year’s commitment fees associated with our $75.0 million borrowing limit under Williams’ revolving credit facility;

•	an $11.9 million and $5.6 million increase for 2005 and nine months ended September 30, 2006, respectively, to adjust for interest on the $150.0 million of senior notes issued concurrent with our acquisition of a 25.1% interest in Four Corners on June 20, 2006. The interest rate for these senior notes is 7.5%. This adjustment also includes amortization of debt issuance costs; and

•	a $46.0 million and $34.5 million increase for 2005 and the nine months ended September 30, 2006, respectively, to reflect interest on the $600.0 million of senior notes issued concurrently with this offering as described in adjustment c. We have assumed a 7.5% interest rate on these borrowings and also included amortization of debt issuance costs. An interest rate change of 0.25% would change interest expense, net by $1.5 million on an annualized basis.

Note 3.	Pro Forma Earnings Per Unit
      Pro forma earnings per unit is determined by dividing the pro forma earnings that would have been allocated, in accordance with the net income and loss allocation provisions of our limited partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest in the pro forma earnings, by the weighted average number of common, Class B and subordinated units, assuming each of the following were outstanding since January 1, 2005:

•	7,000,000 common units and 7,000,000 subordinated units issued in our August 2005 initial public offering;

•	7,590,000 common units issued in connection with our June 2006 acquisition of a 25.1% interest in Four Corners;

•	6,146 common units granted to non-employee directors of our general partner;

•	6,900,000 common units issued in this offering;

•	2,905,030 common units and 6,805,492 Class B units issued in our private placement; and

•	435,000 Class B units issued to Williams in connection with our acquisition of the remaining 74.9% interest in Four Corners.
      For the year ended December 31, 2005, we allocated $1.5 million pro forma income to the general partner based upon the following assumptions:

•	$1.4 million specific allocation of costs associated with capital contributions to us from our general partner; and

•	$1.5 million incentive distributions to our general partner.
      For the nine months ended September 30, 2006, we allocated $8.2 million pro forma income to the general partner based upon the following assumptions:

•	$3.2 million specific allocation of costs associated with capital contributions to us from our general partner; and

•	$9.8 million of incentive distributions to our general partner.
      Basic and diluted pro forma earnings per unit are equivalent as there are no dilutive units.
      Pro forma earnings per unit has been calculated assuming the Class B units were converted into common units on a one-for-one basis upon the approval of a majority of the votes cast by common unitholders provided that the total number of votes cast is at least a majority of common units eligible to vote (excluding common units held by Williams). We are required to seek such approval as promptly as practicable after issuance of the Class B units and not later than 180 days following closing. If we have not obtained the requisite unitholder approval of the conversion of the Class B units within 180 days of the closing date of the acquisition of the remaining interest in Four Corners, the Class B units will be entitled to receive 115% of the quarterly distribution. The result of assuming non-conversion of the Class B units on the pro forma earnings per unit would be an additional income allocation to the Class B units for their increased distributions each quarter from the third quarter of 2005 forward. For the year ended December 31, 2005, common and subordinated unitholders’ income allocation would have been decreased by $0.7 million. For the nine months ended September 30, 2006, common and subordinated unitholders’ income allocation would have been decreased by $1.0 million.

REPORT OF INDEPENDENT AUDITORS
The Board of Directors of
  The Williams Companies, Inc.
      We have audited the accompanying balance sheets of Williams Four Corners LLC as of December 31, 2005 and 2004, and the related statements of income, members’ capital and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of The Williams Companies, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Williams Four Corners LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Williams Four Corners LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Williams Four Corners LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
March 31, 2006

WILLIAMS FOUR CORNERS LLC
BALANCE SHEETS

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$5,981
Accounts receivable:
Trade, less allowance of $1,326 in 2004, $0 in 2005	15,599	15,855	16,721
Affiliate	—	—	16,057
Other	250	1,368	7,873
Product imbalance	7,548	—	2,707
Prepaid expenses — current	1,530	1,609	1,609

Total current assets	24,927	18,832	50,948
Property, plant and equipment, net	601,710	591,034	574,463
Prepaid expenses — noncurrent	18,657	25,228	24,020

Total assets	$645,294	$635,094	$649,431

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable — trade	$17,080	$21,666	$15,758
Product imbalance	—	2,525	—
Accrued liabilities	7,058	3,787	3,577

Total current liabilities	24,138	27,978	19,335
Other noncurrent liabilities	626	1,526	1,118
Commitments and contingent liabilities (Note 10)
Members’ capital	620,530	605,590	628,978

Total liabilities and members’ capital	$645,294	$635,094	$649,431

See accompanying notes to financial statements.

WILLIAMS FOUR CORNERS LLC
STATEMENTS OF INCOME

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)			(Unaudited)
Revenues:
Product sales:
Affiliate	$122,762	$199,210	$222,620	$158,861	$178,345
Third-party	1,611	5,658	8,665	4,410	15,111
Gathering and processing services:
Affiliate	24,839	30,990	36,755	26,464	30,851
Third-party	202,993	190,949	194,978	146,178	151,419
Other revenues:
Affiliate	1,488	924	15	15	—
Third-party	441	492	170	219	343

Total revenues	354,134	428,223	463,203	336,147	376,069
Costs and expenses:
Product cost and shrink replacement:
Affiliate	44,334	58,193	58,780	34,242	58,596
Third-party	46,994	88,135	106,926	80,845	63,302
Operating and maintenance expense:
Affiliate	26,569	29,982	32,816	23,282	28,727
Third-party	63,214	67,088	71,832	53,528	64,843
Depreciation and amortization	41,552	40,675	38,960	29,107	29,801
General and administrative expense:
Affiliate	23,105	27,414	29,579	19,575	19,645
Third-party	997	2,152	1,713	1,517	1,603
Taxes other than income	6,822	6,790	7,746	5,909	5,842
Other — net	11,800	11,238	636	1,309	(3,230)

Total costs and expenses	265,387	331,667	348,988	249,314	269,129

Income before cumulative effect of change in accounting principle	88,747	96,556	114,215	86,833	106,940
Cumulative effect of change in accounting principle	(330)	—	(694)	—	—

Net income	$88,417	$96,556	$113,521	$86,833	$106,940

See accompanying notes to financial statements.

WILLIAMS FOUR CORNERS LLC
STATEMENT OF MEMBERS’ CAPITAL
(In thousands)

Balance, December 31, 2002	$671,709
Net income — 2003	88,417
Distributions to The Williams Companies, Inc. — net	(115,685)

Balance, December 31, 2003	644,441
Net income — 2004	96,556
Distributions to The Williams Companies, Inc. — net	(120,467)

Balance, December 31, 2004	620,530
Net income — 2005	113,521
Distributions to The Williams Companies, Inc. — net	(128,461)

Balance, December 31, 2005	605,590
Net income — nine months ended September 30, 2006 (unaudited)	106,940
Distributions to The Williams Companies, Inc. — net (unaudited)	(44,866)
Distributions to members (unaudited)	(38,686)

Balance, September 30, 2006 (unaudited)	$628,978

See accompanying notes to financial statements.

WILLIAMS FOUR CORNERS LLC
STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
	(In thousands)
OPERATING ACTIVITIES:
Income before cumulative effect of change in accounting principle	$88,747	$96,556	$114,215	$86,833	$106,940
Adjustments to reconcile to cash provided by operations:
Depreciation and amortization	41,552	40,675	38,960	29,107	29,801
Provision for loss on property, plant and equipment	7,598	7,636	917	—	—
(Gain)/loss on sale of property, plant and equipment	(1,151)	1,258	—	—	(2,622)
Cash provided (used) by changes in current assets and liabilities:
Accounts receivable	(279)	1,298	(1,374)	(3,178)	(23,427)
Prepaid expenses	(1,530)	—	(79)	(8,100)	—
Accounts payable	(3,266)	9,435	4,586	1,337	(5,908)
Product imbalance	(4,447)	(7,983)	10,073	2,784	(5,232)
Accrued liabilities	61	(5,047)	(3,271)	(1,941)	(210)
Other, including changes in other noncurrent assets and liabilities	(5,019)	(9,441)	(7,988)	(295)	397

Net cash provided by operating activities	122,266	134,387	156,039	106,547	99,739

INVESTING ACTIVITIES:
Property, plant and equipment:
Capital expenditures	(8,079)	(14,069)	(27,578)	(13,301)	(17,505)
Proceeds from sales of property, plant and equipment	1,498	149	—	—	7,299

Net cash used by investing activities	(6,581)	(13,920)	(27,578)	(13,301)	(10,206)

FINANCING ACTIVITIES:
Distributions to The Williams Companies, Inc. — net	(115,685)	(120,467)	(128,461)	(93,246)	(44,866)
Distributions to members	—	—	—	—	(38,686)

Net cash used by financing activities	(115,685)	(120,467)	(128,461)	(93,246)	(83,552)

Increase in cash and cash equivalents	—	—	—	—	5,981
Cash and cash equivalents at beginning of year	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—	$5,981

See accompanying notes to financial statements.

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)

Note 1.	Basis of Presentation
      The accompanying financial statements and related notes present the financial position, results of operations, cash flows and members’ capital of a natural gas gathering and processing system in the Four Corners area of the United States previously held by Williams Field Services Company (“WFSC”). This system is collectively referred to as the “Four Corners” system. WFSC is a wholly owned subsidiary of The Williams Companies, Inc. (“Williams”). In February 2006, WFSC was converted into a limited liability company and was renamed Williams Field Services Company, LLC (“WFSC LLC”). Also in November 2005, WFSC LLC formed a new entity, Williams Four Corners LLC (“WFC LLC”), and in the second quarter of 2006, WFSC conveyed the Four Corners assets to it. On June 20, 2006, Williams Partners L.P. (the “Partnership”) acquired a 25.1% member interest in WFC LLC.
      The accompanying unaudited interim financial statements include all normal recurring adjustments that, in the opinion of our management, are necessary to present fairly our financial position at September 30, 2006, and the results of operations and cash flows for the nine months ended September 30, 2005 and 2006.

Note 2.	Description of Business
      We operate a natural gas gathering and processing system in New Mexico and Colorado. This gathering and processing system includes natural gas gathering pipelines, treating plants and processing plants. WFC LLC includes 3,500 miles of natural gas gathering pipelines with a capacity of approximately two billion cubic feet per day (“Bcfd”). The system has total compression of approximately 400,000 horsepower. The assets include two natural gas treating plants (Milagro and Esperanza) with a combined carbon dioxide treating capacity of 750 million cubic feet per day (“MMcfd”) and three natural gas processing plants: Ignacio, Kutz, and Lybrook. The Ignacio plant has an inlet capacity of 450 MMcfd and can produce approximately 22,000 barrels per day (“bpd”) of natural gas liquids (“NGLs”). The Kutz and Lybrook plants have a combined capacity of 310 MMcfd and can produce approximately 19,000 bpd of NGLs.

Note 3.	Summary of Significant Accounting Policies
      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include:

•	impairment assessments of long-lived assets;

•	loss contingencies;

•	asset retirement obligations; and

•	environmental remediation obligations.
These estimates are discussed further throughout the accompanying notes.
      Cash and Cash Equivalents. Cash and cash equivalents include demand and time deposits, certificates of deposits and other marketable securities with maturities of three months or less when acquired.

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      Accounts Receivable. Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue which generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of our customers and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been unsuccessful.
      Product Imbalances. In the course of providing gathering, processing and treating services to our customers, we realize over and under deliveries of our customers’ products, and over and under purchases of shrink replacement gas when our purchases vary from operational requirements. In addition, we realize gains and losses, which we believe are related to inaccuracies inherent in the gas measurement process. These gains and losses impact our results of operations and are included in operating and maintenance expense in the Statement of Income. The sum of these items is reflected as product imbalance receivables or payables on the Balance Sheets. These product imbalances are valued based on the market value of the products when the imbalance is identified and are evaluated for the impact of changes in market prices at the balance sheet date.
      Property, Plant and Equipment. Property, plant and equipment is recorded at cost. We base the carrying value of these assets on capitalized costs, useful lives and salvage values. Depreciation of property, plant and equipment is provided on a straight-line basis over estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred. Expenditures that extend the useful lives of the assets or increase their functionality are capitalized. The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts in the period of sale or disposition. Gains and losses on the disposal of property, plant and equipment are recorded in net income.
      We record an asset and a liability equal to the present value of each expected future asset retirement obligation (“ARO”). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized as an increase in the carrying amount of the liability and as a corresponding accretion expense included in operating income.
      Revenue Recognition. Revenue for sales of products are recognized when the product has been delivered, and revenues from the gathering and processing of gas are recognized in the period the service is provided based on contractual terms and the related natural gas and liquid volumes.
      Impairment of Long-Lived Assets. We evaluate our long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. The impairment evaluation of tangible long-lived assets is measured pursuant to the guidelines of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When an indicator of impairment has occurred, we compare our management’s estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the carrying value of the asset is recoverable. We apply a probability-weighted approach to consider the likelihood of different cash flow assumptions and possible outcomes. If the carrying value is not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.
      Judgments and assumptions are inherent in our management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.
      Environmental. Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing contamination caused by past operations that do not contribute to current or future revenue generation are expensed. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account our prior remediation experience. Environmental contingencies are recorded independently of any potential claim for recovery.
      Prepaid expenses and leasing activities. Prepaid expenses include the unamortized balance of minimum lease payments made to date under a right-of-way renewal agreement. Land and right-of-way lease payments made at the time of initial construction or placement of plant and equipment on leased land are capitalized as part of the cost of the assets. Lease payments made in connection with subsequent renewals or amendments of these leases are classified as prepaid expenses. The minimum lease payments for the lease term, including any renewal periods where the economic disincentive to not renew provides reasonable assurance of renewal, are expensed on a straight-line basis over the lease term.
      Income Taxes. Our operations are currently included in the Williams’ consolidated federal income tax return. However, prospectively for federal tax purposes, we have elected to be treated as a partnership with each member being separately taxed on its ratable share of our taxable income. Therefore, we have excluded income taxes from these financial statements.
      Recent Accounting Standards. In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised SFAS No. 123, “Share-Based Payment.” The Statement requires that compensation costs for all share-based awards to employees be recognized in the financial statements at fair value. The Statement, as issued by the FASB, was to be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (“SEC”) adopted a new rule that delayed the effective date for revised SFAS No. 123 to the beginning of the next fiscal year that begins after June 15, 2005. We adopted the revised Statement as of January 1, 2006. Payroll costs directly charged to us by Williams and general and administrative costs allocated to us by Williams (see Note 3) include such compensation costs beginning January 1, 2006. Our adoption of this Statement did not have a material impact on our Financial Statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which will be applied prospectively for inventory costs incurred in fiscal years beginning after June 15, 2005. The Statement amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of certain costs should be recognized as current period charges and that the allocation of overhead costs should be based on the normal capacity of the production facility. The impact of this Statement on our Financial Statements will not be material.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and will be applied prospectively. The Statement amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions.” The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged but includes certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,” which is effective prospectively for reporting a change in accounting principle for fiscal years beginning after December 15, 2005. The Statement changes the reporting of a change in accounting principle to require retrospective application to prior periods, financial statements, except for explicit transition provisions provided for in any existing accounting pronouncements, including those in the transition phase when SFAS No. 154 becomes effective.
      In January 2006, Williams adopted SFAS No. 123(R), “Share-Based Payment.” Accordingly, payroll costs charged to us by Williams reflect additional compensation costs related to the adoption of this accounting standard. These costs relate to Williams’ common stock equity awards made between Williams and its employees. The cost is charged to us through specific allocations of certain employees if they directly support our operations, and through an allocation methodology among all Williams affiliates if they provide indirect support. These allocated costs are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. The adoption of this Statement beginning on January 1, 2006 had no material impact on our Financial Statements.

Note 4.	Related Party Transactions
      The employees supporting our operations are employees of Williams. Their payroll costs are directly charged to us by Williams. Williams carries the accruals for most employee-related liabilities in its financial statements, including the liabilities related to the employee retirement and medical plans and paid time off accruals. Our share of these costs are charged to us through a benefit load factor with the payroll costs and are reflected in Operating and Maintenance Expense — Affiliate in the accompanying Statements of Income.
      We are charged for certain administrative expenses by Williams and its Midstream segment of which we are a part. These charges are either directly identifiable or allocated to our assets. Direct charges are for goods and services provided by Williams and Midstream at our request. Allocated charges are either (1) charges allocated to the Midstream segment by Williams and then reallocated from the Midstream segment to us or (2) Midstream-level administrative costs that are allocated to us. These expenses are allocated based on a three-factor formula, which considers revenues, property, plant and equipment and payroll. These costs are reflected in General and Administrative Expenses — Affiliate in the accompanying Statements of Income. In management’s estimation, the allocation methodologies used are reasonable and result in a reasonable allocation to us of our costs of doing business incurred by Williams and its Midstream segment.
      The operation of the Four Corners gathering system includes the routine movement of gas across gathering systems. We refer to this activity as “crosshauling.” Crosshauling typically involves the movement of some natural gas between gathering systems at established interconnect points to optimize flow. As a result, we must purchase gas for delivery to customers at certain plant outlets and we have excess volumes to sell at other plant outlets. These purchase and sales transactions are conducted for us by Williams Power Company (“Power”), a wholly owned indirect subsidiary of Williams, at current market prices and are included in Product Sales — Affiliate and Product Cost — Affiliate on the Statements of Income. Historically, Power has not charged us a fee for providing this service, but has occasionally benefited from price differentials that historically existed from time to time between the plant outlets.

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      We also purchase natural gas for fuel and shrink replacement from Power. These purchases are made at market rates at the time of purchase. These costs are reflected in Operating and Maintenance Expense — Affiliate and Product Cost-Affiliate in the accompanying Statements of Income.
      Prior to April 2003, we purchased steam from Power for use at our Milagro treating plant. The steam was produced from the operation of the Milagro cogeneration facility owned by Power. Beginning in April 2003, we purchased natural gas for steam conversion services. The natural gas cost charged to us by Power has been favorably impacted by Power’s fixed price natural gas fuel contracts. This impact was approximately $9.0 million annually during the periods presented as compared to estimated market prices. These agreements expire in the fourth quarter of 2006. We are evaluating the means by which we will obtain waste heat to generate steam beyond the life of this agreement and expect that our Milagro natural gas fuel costs will increase due to our expectation that future market prices will exceed prices associated with these agreements.
      We sell the NGLs to which we take title to Williams Midstream Marketing and Risk Management, LLC (“WMMRM”), a wholly owned indirect subsidiary of Williams. Revenues associated with these activities are reflected as Product Sales — Affiliate revenues on the Statements of Income.
      One of our major customers is Williams Production Company (“WPC”), a wholly owned subsidiary of Williams. WPC is one of the largest natural gas producers in the San Juan Basin and we provide natural gas gathering, treating and processing services to WPC under several contracts. Revenues associated with these activities are reflected in the Gathering and Processing Services — Affiliate revenues on the Statements of Income.
      A summary of affiliate general and administrative expenses directly charged and allocated to us, steam generation expenses and other operating and maintenance expenses directly charged to us for the periods stated is as follows:

	2003	2004	2005

	(In thousands)
General and administrative expenses:
Allocated	$18,578	$22,215	$25,964
Directly charged	4,527	5,199	3,615
Operating and maintenance expenses:
Other natural gas and steam expenses	9,003	11,798	14,518
Salaries and benefits and other	17,566	18,184	18,298
      Prior to closing of the acquisition of a 25.1% interest in us by the Partnership, we participated in Williams’ cash management program; hence, we maintained no cash balances. As of December 31, 2004 and December 31, 2005, our net advances to Williams under an unsecured promissory note agreement which allows for both advances to and from Williams have been classified as a component of owner’s equity because, although the advances are due on demand, Williams has not historically required repayment or repaid amounts owed to us. In addition, when the Partnership acquired a 25.1% interest in us in 2006, the outstanding advances were distributed to Williams. Changes in the advances to Williams are presented as distributions to Williams in the Statement of Members’ Capital and Statements of Cash Flows.
      Effective with the closing of the acquisition of a 25.1% interest in us by the Partnership, we transitioned from Williams’ cash management program to a stand-alone cash management program and amounts owed to us by Williams are shown as accounts receivable from affiliates.

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
Note 5.     Other Costs and Expenses — Net
      Other — Net reflected on the Statements of Income consists of the following items:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)			(Unaudited)
Impairment of LaMaquina carbon dioxide treating facility	$4,128	$7,636	$—	$—	$—
Impairment of membrane units	3,470	—	—	—	—
Gain on sale of LaMaquina carbon dioxide treating facility	—	—	—	—	(3,319)
Other	4,202	3,602	636	1,309	89

Total	$11,800	$11,238	$636	$1,309	$(3,230)

      LaMaquina Carbon Dioxide Treating Facility. This facility consisted of two amine trains and seven gas powered generator sets. The facility was shut down in 2002 due to a reduced need for treating. In 2003, management estimated that only one amine train would be returned to service. As a result, we recognized an impairment of the carrying value of the other train to its estimated fair value based on estimated salvage values and sales prices. Further developments in 2004 led management to conclude that the facility would not return to service. Thus, we recognized an additional impairment of the carrying value to its estimated fair value. The facility was sold in the first quarter of 2006 resulting in the recognition of a gain on the sale in 2006.
      Membrane Units. In 2003, management conducted an impairment assessment on several idle carbon dioxide removal (membrane) units. The estimated fair value was based on the proceeds from the sale of two similar units earlier in 2003. An asset impairment was recognized to adjust the carrying value to the estimated fair value.
      Other. In 2003, other expense included $4.2 million of bad debt expense and contingency accruals. In 2004, other expense included losses on asset dispositions and materials and supplies inventory adjustments.

Note 6.	Property, Plant and Equipment
      Property, plant and equipment, at cost, as of December 31, 2004 and 2005 is as follows:

	December 31,		Estimated
			Depreciable
	2004	2005	Lives

	(In thousands)
Land and right of way	$39,367	$41,990
Gathering pipelines and related equipment	761,837	777,701	30 years
Processing plants and related equipment	163,227	164,257	30 years
Buildings and other equipment	92,694	88,578	3-30 years
Construction work in progress	9,728	18,437

Total property, plant and equipment	1,066,853	1,090,963
Accumulated depreciation	465,143	499,929

Net property, plant and equipment	$601,710	$591,034

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      We adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. As a result, we recorded a liability of $330,000 representing the present value of expected future asset retirement obligations at January 1, 2003, and a decrease to earnings of $330,000 reflected as a cumulative effect of a change in accounting principle.
      Effective December 31, 2005, we adopted FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the liability’s fair value can be reasonably estimated. The Interpretation clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO. As required by the new standard, we reassessed the estimated remaining life of all our assets with a conditional ARO. We recorded additional liabilities totaling $788,000 equal to the present value of expected future asset retirement obligations at December 31, 2005. The liabilities are slightly offset by a $94,000 increase in property, plant and equipment, net of accumulated depreciation, recorded as if the provisions of the Interpretation had been in effect at the date the obligation was incurred. The net $694,000 reduction to earnings is reflected as a cumulative effect of a change in accounting principle for the year ended 2005. If the Interpretation had been in effect at the beginning of 2003, the impact to our income from continuing operations and net income would have been immaterial.
      The ARO at December 31, 2004 and 2005 is $330,000 and $1.1 million, respectively. The increase in the obligation in 2005 is due primarily to the adoption of FIN No. 47. The obligations relate to gas processing and compression facilities located on leased land and wellhead connections on federal land. At the end of the useful life of each respective asset, we are legally or contractually obligated to remove certain surface equipment and cap certain gathering pipelines at the wellhead connection.

Note 7.	Accrued Liabilities
      Accrued liabilities as of December 31, 2004 and 2005 are as follows:

	December 31,

	2004	2005

	(In thousands)
Taxes other than income	$1,961	$2,056
Environmental remediation — current portion	1,484	328
Reserve for customer refunds — current portion	2,583	—
Casualty loss accrual	676	435
Other	354	968

	$7,058	$3,787

Note 8.	Leasing Activities
      We lease the land on which a significant portion of our pipeline assets are located. The primary landowners are the Bureau of Land Management (“BLM”) and several Indian tribes. The BLM leases are for thirty years with renewal options. The most significant of the Indian tribal leases will expire at the end of 2022 and will then be subject to renegotiation. We lease compression units under a lease agreement with Hanover Compression, Inc. The initial term of this agreement expires on June 30, 2006. Following the initial term, the agreement can be continued on a month-to-month basis unless terminated by either party upon thirty days advance written notice. We also lease other minor office and warehouse equipment under non-

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
cancelable leases. The future minimum annual rentals under these non-cancelable leases as of December 31, 2005 are payable as follows:

(Thousands)

2006	$12,223
2007	1,169
2008	791
2009	421
2010	338
Thereafter	3,120

$18,062

      Total rent expense for the years ended 2003, 2004 and 2005 was $15.8 million, $14.7 million and $18.8 million, respectively.

Note 9.	Major Customers and Concentrations of Credit Risk
      For the years ended December 31, 2004 and 2005, substantially all of our accounts receivable result from product sales and gathering and processing services provided to our five largest customers. This concentration of customers may impact our overall credit risk either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. As a general policy, collateral is not required for receivables, but customers’ financial conditions and credit worthiness are evaluated regularly. Our credit policy and the relatively short duration of receivables mitigate the risk of uncollected receivables.
      Our largest customer, on a percentage of revenues basis, is WMMRM, which purchases and resells substantially all of the NGLs to which we take title. WMMRM accounted for 35%, 47% and 48% of revenues in 2003, 2004 and 2005, respectively. The percentages for the remaining three largest customers are as follows:

	2003	2004	2005

Customer A	19%	15%	15%
Customer B	12	12	11
Customer C	10	5	4

Note 10.	Commitments and Contingent Liabilities
      Environmental Matters. Current federal regulations require that certain unlined liquid containment pits located near named rivers and catchment areas be taken out of use, and current state regulations required all unlined, earthen pits to be either permitted or closed by December 31, 2005. Operating under a New Mexico Oil Conservation Division-approved work plan, we have physically closed all of our pits that were slated for closure under those regulations. We are presently awaiting agency approval of the closures for 40 to 50 of those pits.
      We are also a participant in certain environmental activities associated with groundwater contamination at certain well sites in New Mexico. Of nine remaining active sites, product removal is ongoing at seven and groundwater monitoring is ongoing at each site. As groundwater concentrations reach and sustain closure criteria levels and state regulator approval is received, the sites will be properly abandoned. We expect the remaining sites will be closed within four to eight years.

WILLIAMS FOUR CORNERS LLC
NOTES TO FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      At December 31, 2005 and September 30, 2006, we have accrued liabilities totaling $0.7 million and $0.6 million, respectively, for these environmental activities. It is reasonably possible that we will incur losses in excess of our accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by governmental authorities and other factors.
      We are subject to extensive federal, state and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any material noncompliance under the various applicable environmental laws and regulations.
      Will Price. In 2001, we were named, along with other subsidiaries of Williams, as defendants in a nationwide class action lawsuit in Kansas state court that had been pending against other defendants, generally pipeline and gathering companies, since 2000. The plaintiffs alleged that the defendants have engaged in mismeasurement techniques that distort the heating content of natural gas, resulting in an alleged underpayment of royalties to the class of producer plaintiffs and sought an unspecified amount of damages. The defendants have opposed class certification and a hearing on plaintiffs’ second motion to certify the class was held on April 1, 2005. We are awaiting a decision from the court.
      Grynberg. In 1998, the Department of Justice informed Williams that Jack Grynberg, an individual, had filed claims on behalf of himself and the federal government, in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, including us. The claims sought an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. Grynberg has also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. In 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg cases, including the action filed in federal court in Colorado against us. Also in 1999, the Panel on Multi-District Litigation transferred all of these cases, including those filed against us, to the federal court in Wyoming for pre-trial purposes. Grynberg’s measurement claims remain pending against us and the other defendants; the court previously dismissed Grynberg’s royalty valuation claims. In May 2005, the court-appointed special master entered a report which recommended that the claims against certain Williams’ subsidiaries, including us, be dismissed. On October 20, 2006, the court dismissed all claims against us.
      Other. We are not currently a party to any other legal proceedings but are a party to various administrative and regulatory matters that have arisen in the ordinary course of our business.
      Summary. Litigation, arbitration, regulatory matters and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a materially adverse effect upon our future financial position.

REPORT OF INDEPENDENT AUDITORS
To the Management Committee of
     Discovery Producer Services LLC
      We have audited the accompanying consolidated balance sheets of Discovery Producer Services LLC as of December 31, 2005 and 2004, and the related consolidated statements of income and comprehensive income, members’ capital, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Discovery Producer Services LLC at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
      As described in Note 4, effective January 1, 2003, Discovery Producer Services LLC adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
February 27, 2006

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$55,222	$21,378	$27,217
Accounts receivable:
Affiliate	4,399	31,448	14,772
Other	5,761	14,451	12,071
Inventory	840	924	954
Other current assets	1,312	2,324	4,755

Total current assets	67,534	70,525	59,769
Restricted cash	—	44,559	30,781
Property, plant and equipment, net	356,385	344,743	349,236

Total assets	$423,919	$459,827	$439,786

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Accounts payable:
Affiliate	$682	$12,970	$6,562
Other	14,622	23,160	9,981
Accrued liabilities	14,197	6,205	5,006
Other current liabilities	2,071	2,735	1,554

Total current liabilities	31,572	45,070	23,103
Noncurrent accrued liabilities	702	1,121	1,198
Commitments and contingent liabilities (Note 7)
Members’ capital	391,645	413,636	415,485

Total liabilities and members’ capital	$423,919	$459,827	$439,786

See accompanying notes to consolidated financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)			(Unaudited)
Revenues:
Product sales:
Affiliate	$54,145	$57,838	$70,848	$35,565	$102,395
Third-party	1,943	1,611	4,271	2,311	—
Gas and condensate transportation services:
Affiliate	4,611	3,966	2,104	1,066	3,703
Third-party	13,225	12,052	13,302	9,044	11,004
Gathering and processing services:
Affiliate	7,549	6,962	3,912	1,764	7,894
Third-party	16,974	14,168	25,806	17,793	15,387
Other revenues	4,731	3,279	2,502	1,871	2,071

Total revenues	103,178	99,876	122,745	69,414	142,454

Costs and expenses:
Product cost and shrink replacement:
Affiliate	7,832	423	19,103	7,911	49,593
Third-party	35,082	44,932	45,364	20,687	33,486
Operating and maintenance expenses:
Affiliate	3,035	3,098	3,739	2,483	3,198
Third-party	12,794	14,756	6,426	10,691	11,951
Depreciation and accretion	22,875	22,795	24,794	18,366	19,133
General and administrative expenses — affiliate	1,400	1,424	2,053	1,535	1,606
Taxes other than income	1,602	1,382	1,151	819	800
Other — net	(101)	(54)	(33)	(39)	292

Total costs and expenses	84,519	88,756	102,597	62,453	120,059

Operating income	18,659	11,120	20,148	6,961	22,395
Interest expense	9,611	—	—	—	—
Interest income	—	(550)	(1,685)	(1,171)	(1,835)
Foreign exchange loss (gain)	—	—	1,005	708	(1,228)

Income before cumulative effect of change in accounting principle	9,048	11,670	20,828	7,424	25,458
Cumulative effect of change in accounting principle	(267)	—	(176)	—	—

Net income	$8,781	$11,670	$20,652	$7,424	$25,458

Other comprehensive income:
Cash flow hedging activities:
Losses reclassified to earnings during year	$5,196	$—	$—	$—	$—
Unrealized losses during year	(291)	—	—	—	—

Other comprehensive income	4,905	—	—	—	—

Comprehensive income	$13,686	$11,670	$20,652	$7,424	$25,458

See accompanying notes to consolidated financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENT OF MEMBERS’ CAPITAL

		Williams			Accumulated
		Operating	Duke Energy		Other
	Williams	Partners	Field	Eni BB	Comprehensive
	Energy LLC	LLC	Services, LLC	Pipelines LLC	Income (Loss)	Total

	(In thousands)
Balance, December 31, 2002	$58,541	$—	$39,028	$19,515	$(4,905)	$112,179
Contributions	127,055	—	84,695	42,360	—	254,110
Net income — 2003	4,391	—	2,927	1,463	—	8,781
Other comprehensive (loss)	—	—	—	—	4,905	4,905

Balance, December 31, 2003	189,987	—	126,650	63,338	—	379,975
Net income — 2004	5,835	—	3,890	1,945	—	11,670

Balance, December 31, 2004	195,822	—	130,540	65,283	—	391,645
Contributions	16,269	24,400	7,634	—	—	48,303
Distributions	(30,030)	(1,280)	(15,654)	—	—	(46,964)
Net income — 2005	8,063	4,651	6,909	1,029	—	20,652
Sale of Eni 16.67% interest to subsidiaries of Williams Energy LLC	66,312	—	—	(66,312)	—	—
Sale of Williams Energy LLC and subsidiaries 40% interest to William Operating Partners LLC	(142,761)	142,761	—	—	—	—
Sale of Williams Energy LLC 6.67% interest to Duke Energy Field Services LLC	(25,869)	—	25,869	—	—	—

Balance, December 31, 2005	87,806	170,532	155,298	—	—	413,636
Contributions (unaudited)	—	—	8,989	—	—	8,989
Distributions (unaudited)	(8,598)	(12,000)	(12,000)	—	—	(32,598)
Net income — nine months ended September 30, 2006 (unaudited)	5,092	10,183	10,183	—	—	25,458

Balance, September 30, 2006 (unaudited)	$84,300	$168,715	$162,470	$—	$—	$415,485

See accompanying notes to consolidated financial statements.

DISCOVERY PRODUCER SERVICES LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,

	2003	2004	2005	2005	2006

	(In thousands)			(Unaudited
OPERATING ACTIVITIES:
Income before cumulative effect of change in accounting principle	$9,048	$11,670	$20,828	$7,424	$25,458
Adjustments to reconcile to cash provided by operations:
Depreciation and accretion	22,875	22,795	24,794	18,366	19,133
Cash provided (used) by changes in asset and liabilities:
Accounts receivable	7,860	(1,658)	(35,739)	4,083	19,056
Inventory	(229)	(240)	(84)	(235)	(30)
Other current assets	(761)	(1)	(1,012)	144	(2,431)
Accounts payable	(1,415)	1,256	30,619	(916)	(19,872)
Other current liabilities	2,223	(668)	664	(516)	(1,181)
Accrued liabilities	4,424	2,469	(9,256)	534	(1,199)

Net cash provided by operating activities	44,025	35,623	30,814	28,884	38,934

INVESTING ACTIVITIES:
Property, plant and equipment:
Capital expenditures	(14,746)	(46,701)	(12,906)	(9,327)	(23,549)
Change in accounts payable — capital expenditures	2,673	7,586	(8,532)	(10,224)	285
(Increase) decrease in restricted cash	—	—	(44,559)	(45,501)	13,778

Net cash used by investing activities	(12,073)	(39,115)	(65,997)	(65,052)	(9,486)

FINANCING ACTIVITIES:
Payments of long-term debt	(253,701)	—	—	—	—
Distributions to members	—	—	(46,964)	(43,764)	(32,598)
Capital contributions	254,110	—	48,303	48,303	8,989

Net cash provided (used) by financing activities	409	—	1,339	4,539	(23,609)

Increase (decrease) in cash and cash equivalents	32,361	(3,492)	(33,844)	(31,629)	5,839
Cash and cash equivalents at beginning of period	26,353	58,714	55,222	55,222	21,378

Cash and cash equivalents at end of period	$58,714	$55,222	$21,378	$23,593	$27,217

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$9,855	$—	$—	$—	$—

See accompanying notes to consolidated financial statements.

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)

Note 1.	Organization and Description of Business
      Our company consists of Discovery Producer Services LLC (“DPS”), a Delaware limited liability company formed on June 24, 1996, and its wholly owned subsidiary, Discovery Gas Transmission LLC (“DGT”), a Delaware limited liability company formed on June 24, 1996. DPS was formed for the purpose of constructing and operating a 600 million cubic feet per day (“MMcf/d”) cryogenic natural gas processing plant near Larose, Louisiana and a 32,000 barrel per day (“bpd”) natural gas liquids fractionator plant near Paradis, Louisiana. DGT was formed for the purpose of constructing and operating a natural gas pipeline from offshore deep water in the Gulf of Mexico to DPS’s gas processing plant in Larose, Louisiana. The pipeline has a design capacity of 600 million cubic feet per day and consists of approximately 173 miles of pipe. DPS has since connected several laterals to the DGT pipeline to expand its presence in the Gulf. Herein, DPS and DGT are collectively referred to in the first person as “we,” “us” or “our” and sometimes as “the Company”.
      Until April 14, 2005, we were owned 50% by Williams Energy, L.L.C. (a wholly owned subsidiary of The Williams Companies, Inc.), 33.33% by Duke Energy Field Services, LP (“Duke”) and 16.67% by Eni BB Pipeline, LLC (“Eni”) (formerly British-Borneo Pipeline LLC). Williams Energy is our operator. Herein, The Williams Companies, Inc. and its subsidiaries are collectively referred to as “Williams.”
      On April 14, 2005, Williams acquired the 16.67% ownership interest in us previously held by Eni. As a result we became 66.67% owned by Williams and 33.33% owned by Duke.
      On August 22, 2005, we distributed cash of $44 million to the members based on 66.67% ownership by Williams and 33.33% ownership by Duke.
      On August 23, 2005, Williams Partners Operating LLC (a wholly owned subsidiary of Williams Partners L.P.) (“WPZ”) acquired a 40% interest in us previously held by Williams Energy. As a result we became 40% owned by WPZ, 26.67% owned by Williams and 33.33% owned by Duke. In connection with this Williams, Duke and WPZ amended our limited liability company agreement including provisions for (1) quarterly distributions of available cash, as defined in the amended agreement and (2) pursuit of capital projects for the benefit of one or more of our members when there is not unanimous consent.
      On December 22, 2005, Duke acquired 6.67% interest in us previously held by Williams Energy. As a result we became 40% owned by WPZ, 20% owned by Williams and 40% owned by Duke.

Note 2.	Summary of Significant Accounting Policies
      Basis of Presentation. The consolidated financial statements have been prepared based upon accounting principles generally accepted in the United States and include the accounts of DPS and its wholly owned subsidiary, DGT. Intercompany accounts and transactions have been eliminated.
      The accompanying unaudited interim consolidated financial statements include all normal recurring adjustments that, in the opinion of our management, are necessary to present fairly our financial position at September 30, 2006, and the results of operations and cash flows for the nine months ended September 30, 2005 and 2006.
      Reclassifications. Certain prior years amounts have been reclassified to conform with the current year presentation. These include the reclassification of certain costs charged by Williams under operation and maintenance agreements. We have reclassified these costs, which relate to accounting services, computer systems and management services, to General and administrative expenses — affiliate on the Consolidated Statements of Income.

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      Certain revenues and expenses for the year ended December 31, 2005 have been reclassified as affiliate transactions due to the relationship of the entities with Duke Energy Field Services.
      Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
      Cash and Cash Equivalents. Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.
      Accounts Receivable. Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue that generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of the customers and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. There was no allowance for doubtful accounts at December 31, 2005, and 2004.
      Gas Imbalances. In the course of providing transportation services to customers, DGT may receive different quantities of gas from shippers than the quantities delivered on behalf of those shippers. This results in gas transportation imbalance receivables and payables which are recovered or repaid in cash, based on market-based prices, or through the receipt or delivery of gas in the future and are recorded in the balance sheet. Settlement of imbalances requires agreement between the pipelines and shippers as to allocations of volumes to specific transportation contracts and the timing of delivery of gas based on operational conditions. In accordance with its tariff, DGT is required to account for this imbalance (cash-out) liability/receivable and refund or invoice the excess or deficiency when the cumulative amount exceeds $400,000. To the extent that this difference, at any year end, is less than $400,000 such amount would carry forward and be included in the cumulative computation of the difference evaluated at the following year end.
      Inventory. Inventory includes fractionated products at our Paradis facility and is carried at the lower cost of market.
      Restricted Cash. Restricted cash within non-current assets relates to escrow funds contributed by our members for the construction of the Tahiti pipeline lateral expansion. The restricted cash is classified as non-current because the funds will be used to construct a long-term asset. The restricted cash is primarily invested in short-term money market accounts with financials institutions.
      Property, Plant and Equipment. Property, plant and equipment are carried at cost. We base the carrying value of these assets on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values. The natural gas and natural gas liquids maintained in the pipeline facilities necessary for their operation (line fill) are included in property, plant and equipment.
      Depreciation for DPS’s facilities and equipment is computed primarily using the straight-line method with 25-year lives. Depreciation for DGT’s facilities and equipment is computed using the straight-line method with 15-year lives.
      We record an asset and a liability equal to the present value of each expected future asset retirement obligation (“ARO”). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
method of allocation. This amount is recognized as an increase in the carrying amount of the liability and as a corresponding accretion expense included in operating income.
      Revenue Recognition. Revenue for sales of products are recognized in the period of delivery and revenues from the gathering, transportation and processing of gas are recognized in the period the service is provided based on contractual terms and the related natural gas and liquid volumes. DGT is subject to Federal Energy Regulatory Commission (“FERC”) regulations, and accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. DGT records rate refund liabilities considering regulatory proceedings by DGT and other third parties, advice of counsel, and estimated total exposure as discounted and risk weighted, as well as collection and other risks. There were no rate refund liabilities accrued at December 31, 2004 or 2005.
      Derivative Instruments and Hedging Activities. The accounting for changes in the fair value of a derivative depends upon whether we have designated it in a hedging relationship and, further, on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and the appropriate documentation maintained in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. We establish hedging relationships pursuant to our risk management policies. We initially and regularly evaluate the hedging relationships to determine whether they are expected to be, and have been, highly effective hedges. If a derivative ceases to be a highly effective hedge, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized in earnings each period.
      We entered into interest rate swap agreements to reduce the impact of changes in interest rates on our floating rate debt. These instruments were designated as cash flow hedges under SFAS No. 133. The effective portion of the change in fair value of the derivatives is reported in other comprehensive income and reclassified into earnings and included in interest expense in the period in which the hedged item affects earnings. There are no amounts excluded from the effectiveness calculation, and there was no ineffective portion of the change in fair value in 2003. The interest rate swap expired on December 31, 2003, and we have no other derivative instruments.
      Impairment of Long-Lived Assets. We evaluate long-lived assets for impairment on an individual asset or asset group basis when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, we compare our management’s estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether impairment has occurred. If an impairment of the carrying value has occurred, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.
      Judgments and assumptions are inherent in our management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. These judgments and assumptions include such matters as the estimation of additional tie-ins of customers, strategic value, rate adjustments, and capital expenditures. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.
      Accounting for Repair and Maintenance Costs. We expense the cost of maintenance and repairs as incurred; significant improvements are capitalized and depreciated over the remaining useful life of the asset.
      Capitalization of Interest. We capitalize interest on major projects during construction. Interest is capitalized on borrowed funds. Rates are based on the average interest rate on debt.

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      Income Taxes. For federal tax purposes, we have elected to be treated as a partnership with each member being separately taxed on its ratable share of our taxable income. This election, to be treated as a pass-through entity, also applies to our wholly owned subsidiary, DGT. Therefore, no income taxes or deferred income taxes are reflected in the consolidated financial statements.
      Foreign Currency Transactions. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains or losses which are reflected in the Consolidated Statements of Income.
      Recent Accounting Standards. In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised SFAS No. 123, “Share-Based Payment.” The Statement requires that compensation costs for all share-based awards to employees be recognized in the financial statements at fair value. The Statement, as issued by the FASB, was to be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (“SEC”) adopted a new rule that delayed the effective date for revised SFAS No. 123 to the beginning of the next fiscal year that begins after June 15, 2005. We adopted the revised Statement as of January 1, 2006. Payroll costs directly charged to us by Williams and general and administrative costs allocated to us by Williams (see Note 3) include such compensation costs beginning January 1, 2006. Our adoption of this Statement did not have a material impact on our Consolidated Financial Statements.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which will be applied prospectively for inventory costs incurred in fiscal years beginning after June 15, 2005. The Statement amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of certain costs should be recognized as current period charges and that the allocation of overhead costs should be based on the normal capacity of the production facility. The impact of this Statement on our Consolidated Financial Statements will not be material.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,” which is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, and will be applied prospectively. The Statement amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged but includes certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3,” which is effective prospectively for reporting a change in accounting principle for fiscal years beginning after December 15, 2005. The Statement changes the reporting of a change in accounting principle to require retrospective application to prior periods’ financial statements, except for explicit transition provisions provided for in any existing accounting pronouncements, including those in the transition phase when SFAS No. 154 becomes effective.
      In January 2006, Williams adopted SFAS No. 123(R), “Share-Based Payment.” Accordingly, payroll costs charged to us by Williams reflect additional compensation costs related to the adoption of this accounting standard. These costs related to Williams’ common stock equity awards made between Williams and its employees. The cost is charged to us through specific allocations of certain employees if they directly

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
support our operations, and through an allocation methodology among all Williams affiliates if they provide indirect support. These allocated costs are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. The adoption of this Statement beginning on January 1, 2006 had no material impact on our Consolidated Financial Statements.

Note 3.	Related Party Transactions
      We have no employees. Pipeline and plant operations were performed under operation and maintenance agreements with Williams. Under this agreement, we reimburse Williams for direct payroll and employee benefit costs incurred on our behalf. Most costs for materials, services and other charges are third-party charges and are invoiced directly to us. Additionally, we purchase a portion of the natural gas from Williams to meet our fuel and shrink requirements at our processing plant. These costs are presented as Operating and maintenance expenses — affiliate and Product costs and shrink replacement  — affiliate on the Consolidated Statements of Income. Also included in our Operating and maintenance expenses-affiliate is rental expense resulting from a 10 year leasing agreement for pipeline capacity from Texas Eastern Transmission, LP, as part of our Market Expansion project which began in June 2005.
      We pay Williams a monthly operation and management fee to cover the cost of accounting services, computer systems and management services provided to us. This fee is presented as General and administrative expenses — affiliate on the Consolidated Statements of Income.
      We also pay Williams a project management fee to cover the cost of managing capital projects. This fee is determined on a project by project basis and is capitalized as part of the construction costs.
      A summary of the payroll costs and project fees charged to us by Williams and capitalized are as follows:

	Years Ended December 31,

	2003	2004	2005

Capitalized labor	$204	$288	$351
Capitalized project fee	147	854	115

	$351	$1,142	$466

      We have various business transactions with our members and other subsidiaries and affiliates of our members, including an agreement with Williams pursuant to which Williams markets the NGLs and natural gas to which we take title. Under the terms of this agreement, Williams purchases the NGLs and excess natural gas and resells it, for its own account, to end users. During 2005, we had transactions with Duke Energy Field Services, LP subsidiaries’ Texas Eastern Corporation and ConocoPhillips Company. These transactions primarily included processing and sales of natural gas liquids and transportation of gas and condensate. We have business transactions with Eni that primarily include processing and transportation of

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
gas and condensate. The following table summarizes these related-party revenues during 2003, 2004 and 2005.

	Years Ended December 31,

	2003	2004	2005

ConocoPhillips	$—	$—	$523
Eni*	12,160	10,928	2,830
Texas Eastern Corporation	—	—	2,663
Williams	54,145	57,838	70,848

Total	$66,305	$68,766	$76,864

*	Through April 14, 2005
Note 4.     Property, Plant and Equipment
      Property, plant and equipment consisted of the following at December 31, 2004 and 2005:

	2004	2005

	(In thousands)
Property, plant and equipment:
Construction work in progress	$11,739	$5,444
Buildings	4,393	4,406
Land and land rights	1,165	1,530
Transportation lines	286,661	302,252
Plant and other equipment	195,429	198,837

	499,387	512,469
Less accumulated depreciation and amortization	143,002	167,726

	$356,385	$344,743

      Commitments for construction and acquisition of property, plant and equipment for Tahiti are approximately $64 million at December 31, 2005.
      We adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. As a result, we recorded a liability of $549,000 representing the present value of expected future asset retirement obligations at January 1, 2003, and a decrease to earnings of $267,000 reflected as a cumulative effect of a change in accounting principle.
      Effective December 31, 2005, we adopted Financial Accounting Standards Board Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the liability’s fair value can be reasonably estimated. The Interpretation clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO. As required by the new standard, we reassessed the estimated remaining life of all our assets with a conditional ARO. We recorded additional liabilities totaling $327,000 equal to the present value of expected future asset retirement obligations at December 31, 2005. The liabilities are slightly offset by a $151,000 increase in property, plant and equipment, net of accumulated depreciation, recorded as if the provisions of the Interpretation had been in effect at the date the obligation was incurred. The net $176,000 reduction to earnings is reflected as a cumulative effect of a change in accounting principle for the year ended 2005. If the Interpretation had been

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
in effect at the beginning of 2003, the impact to our income from continuing operations and net income would have been immaterial.
      The obligations relate to an offshore platform and our onshore processing and fractionation facilities. At the end of the useful life of each respective asset, we are legally or contractually obligated to dismantle the offshore platform, remove the onshore facilities and related surface equipment and restore the surface of the property.
      A rollforward of our asset retirement obligation for 2004 and 2005 is presented below.

	2004	2005

	(In thousands)
Balance, January 1	$621	$702
Accretion expense	81	92
FIN No. 47 revisions	—	327

Balance, December 31	$702	$1,121

Note 5.	Leasing Activities
      We lease the land on which the Paradis fractionator plant and the Larose processing plant are located. The initial terms of the leases are 20 years with renewal options for an additional 30 years. We entered into a 10 year leasing agreement for pipeline capacity from Texas Eastern Transmission, LP, as part of our Market Expansion project which began in June 2005 (see Note 7). The lease includes renewal options and options to increase capacity which would also increase rentals. The future minimum annual rentals under these non-cancelable leases as of December 31, 2005 are payable as follows:

(In thousands)
2006	$854
2007	854
2008	858
2009	858
2010	858
Thereafter	4,109

$8,391

      Total rent expense for 2003, 2004 and 2005, including a cancelable platform space lease and month-to-month leases, was $1,050,000, $866,000 and $994,610, respectively.

Note 6.	Financial Instruments and Concentrations of Credit Risk

Financial Instruments Fair Value
      We used the following methods and assumptions to estimate the fair value of financial instruments:
      Cash and cash equivalents. The carrying amounts reported in the balance sheets approximate fair value due to the short-term maturity of these instruments.

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
      Restricted cash. The carrying amounts reported in the balance sheets approximate fair value as these instruments have interest rates approximating market.

	2004		2005

	Carrying	Fair	Carrying	Fair
Asset	Amount	Value	Amount	Value

Cash and cash equivalents	$55,222	$55,222	$21,378	$21,378
Restricted cash	—	—	44,559	44,559

Concentrations of Credit Risk
      Our cash equivalents and restricted cash consist of high-quality securities placed with various major financial institutions with credit ratings at or above AA by Standard & Poor’s or Aa by Moody’s Investor’s Service.
      Substantially all of our accounts receivable result from gas transmission services for and natural gas liquids sales to our two largest customers at December 31, 2005 and 2004. This concentration of customers may impact our overall credit risk either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. As a general policy, collateral is not required for receivables, but customers’ financial condition and credit worthiness are evaluated regularly. Our credit policy and the relatively short duration of receivables mitigate the risk of uncollected receivables. We did not incur any credit losses on receivables during 2005 and 2004.
      Major Customers. Three customers, Williams, Eni and Pogo Producing Company accounted for approximately $54 million (52%), $12.2 million (12%) and $12 million (12%), respectively, of our total revenues in 2003. Williams and Eni accounted for approximately $57.8 million (58%) and $10.9 million (11%), respectively, of our total revenues in 2004, and $70.8 million (58%) and $8.5 million (7%), respectively, of our total revenues in 2005.

Note 7.	Rate and Regulatory Matters and Contingent Liabilities
      Rate and Regulatory Matters. In 2002, DGT filed a request with the FERC to change the lost and unaccounted-for gas percentage to be allocated to shippers from 0.5% to 0.1% to be effective for the period from July 1, 2002 to June 30, 2003. On June 26, 2002, the FERC approved DGT’s request. Additionally, DGT filed to reduce the lost and unaccounted-for gas percentage to zero to be effective for the period from July 1, 2003 to June 30, 2004. On June 19, 2003, the FERC approved this request. On June 1, 2004, DGT filed to maintain a lost and unaccounted-for percentage of zero for the period from July 1, 2004 to June 30, 2005 due to the continued absence of system gas losses. On June 22, 2004, the FERC approved this request. In this filing, DGT explained that management determined the reasons for some of the gas gains and established new procedures in July 2003 that significantly reduced the amount of gains occurring thereafter. On April 28, 2005, DGT filed to maintain a lost and unaccounted-for gas percentage of zero for the period from July 1, 2005 to June 30, 2006. DGT also filed to retain net system gains that are unrelated to the lost and unaccounted-for gas over-recovered from its shippers. These system gas gains totaled approximately $1.0 million at September 30, 2006 (unaudited) and $2.5 million, $2.5 million and $5.5 million respectively in 2005, 2004, and 2003. Certain shippers protested the net system gains filing and the FERC requested additional information in a May 27, 2005 Letter Order. DGT responded to the information request and on October 31, 2005, the FERC accepted the filing and no requests for rehearing were filed. As a result, we recognized system gains for 2002 — 2004 of $10.7 million in 2005. On June 1, 2006, DGT filed to maintain a lost-and-unaccounted-for percentage of zero percent for the period July 1, 2006 to June 30, 2007 and to retain the 2005 net system gain of $1.2 million. By Order dated June 29, 2006 the filing was approved. As of

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
September 30, 2006 (unaudited) and December 31, 2005 and 2004, DGT has deferred amounts of $4.5 million, $6 million and $14.2 million, respectively, included in current accrued liabilities in the accompanying Consolidated Balance Sheets representing amounts collected from customers pursuant to prior years’ lost and unaccounted for gas percentage and unrecognized net system gains.
      On July 23, 2003, DGT applied to the FERC for a Certificate of Public Convenience and Necessity authorizing DGT’s market expansion to acquire, lease or construct and/or to own and operate certain new delivery points, pipeline, compression services and metering and appurtenant facilities to enable DGT to deliver natural gas to four additional delivery points to new markets in southern Louisiana. This application was amended on December 30, 2003. On the same dates, DPS applied to the FERC and amended its application for a Limited Jurisdiction Certificate authorizing DPS to provide the compression services to DGT to enable DGT to provide service through the Market Expansion facilities. The capital cost of the expansion facilities was approximately $11 million. On May 6, 2004, the FERC granted DGT’s and DPS’s applications. On July 13, 2004, the FERC granted an additional approval on a rate design issue requested by DGT. On January 6, 2005, the FERC granted DGT permission to commence construction of the Market Expansion facilities. The Market Expansion facilities became operational in June 2005.
      On July 20, 2006, DGT and DPS filed applications for Certificates of Public Convenience and Necessity for DPS to provide to DGT the use of capacity on a DPS gathering line which would be subject to a Limited Jurisdiction Certificate. The capacity would be provided to DGT under a capacity lease and would allow DGT to effectuate transportation of gas received from Texas Eastern Transmission, LP, for delivery to DPS’ Larose processing plant. DPS’ request for a Limited Jurisdiction Certificate would permit DGT’s use of DPS’ non-jurisdictional gathering line for DGT’s jurisdictional transportation without having DPS’ gathering and processing facilities and operations becoming subject to the full panoply of the Natural Gas Act. The Commission has not issued an order.
      On November 25, 2003, the FERC issued Order No. 2004 promulgating new standards of conduct applicable to natural gas pipelines. On August 10, 2004, the FERC granted DGT a partial exemption allowing the continuation of DGT’s current ownership structure and management subject to compliance with many of the other standards of conduct. DGT continues to evaluate the effect of the partial exemption and the compliance with the remaining requirements. The effect of complying with the new standards is not expected to have a material effect on the consolidated financial statements.
      On October 11, 2005, DGT applied to the FERC for permission to construct and operate facilities to allow temporary re-routing of gas to DGT from other facilities that were impacted by Hurricane Katrina. The FERC granted emergency exemptions and waivers permitting such actions the same day, allowing emergency service for up to one year or until certain third-party processing facilities were restored to service. DGT conducted two open seasons for shippers wishing to take advantage of the new service. Such emergency service has terminated.
      On January 16, 2006, DPS and DGT received notice of a claim by POGO Producing Company (“POGO”) relating to the results of a POGO audit performed first in April 2004 and then continued through August 2005. POGO claims that DPS and DGT overcharged POGO and its working interest owners approximately $600,000 relating to condensate transportation and handling during 2000 — 2005. The underlying agreements limit audit claims to a two-year period from the date of the audit, and DPS and DGT dispute the validity of the claim.
      Environmental Matters. We are subject to extensive federal, state and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal

DISCOVERY PRODUCER SERVICES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Information as of September 30, 2006 and for the nine months ended
September 30, 2005 and September 2006 is unaudited)
enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any noncompliance under the various environmental laws and regulations.
      Other. We are party to various other claims, legal actions and complaints arising in the ordinary course of business. Litigation, arbitration and environmental matters are subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the ruling occurs. Management, including internal counsel, currently believes that the ultimate resolution of the foregoing matters, taken as a whole, and after consideration of amounts accrued, insurance coverage or other indemnification arrangements, will not have a material adverse effect upon our future financial position.

PROSPECTUS

$1,500,000,000

WILLIAMS PARTNERS L.P.
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

WILLIAMS PARTNERS L.P.
WILLIAMS PARTNERS FINANCE CORPORATION

DEBT SECURITIES

1,250,000
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS
OFFERED BY SELLING UNITHOLDERS

We may from time to time offer and sell common units representing limited partner interests in Williams Partners L.P. and debt securities of Williams Partners L.P. Williams Partners Finance Corp. may act as co-issuer of the debt securities and Williams Partners Operating LLC, Carbonate Trend Pipeline LLC and/or Mid-Continent Fractionation and Storage, LLC may guarantee the debt securities. The aggregate initial offering price of the securities that we will offer by this prospectus will not exceed $1,500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. In addition, up to 1,250,000 common units may be offered from time to time by the selling unitholders named herein. For a more detailed discussion of the selling unitholders, please read “Selling Unitholders.” Each time we or a selling unitholder sells securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. We will not receive the proceeds from any sale of common units by the selling unitholders, unless otherwise indicated in a prospectus supplement. You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities.

Our common units are listed for trading on the New York Stock Exchange under the ticker symbol “WPZ.”

We, Williams Partners Finance Corporation and the selling unitholders will sell these securities directly to investors, or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods, on a continuous or delayed basis.

This prospectus may not be used to consummate sales of our securities unless it is accompanied by the applicable prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information or to make additional representations. We are not making or soliciting an offer of any securities other than the securities described in this prospectus and any prospectus supplement. We are not making or soliciting an offer of these securities in any state or jurisdiction where the offer is not permitted or in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, the applicable prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus and the applicable prospectus supplement.

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. Please read “Risk Factors” beginning on page 4 of this prospectus, contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2006.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $1,500,000,000 in total aggregate offering price of common units of Williams Partners L.P. or debt securities of Williams Partners L.P. and, if applicable, Williams Partners Finance Corporation described in this prospectus. This prospectus generally describes us, the common units of Williams Partners L.P., the debt securities of Williams Partners L.P. and, if applicable, Williams Partners Finance Corporation and the guarantees of the debt securities. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement also may add to, update, or change information in this prospectus.

Unless the context clearly indicates otherwise, references in this prospectus to “Williams Partners L.P.,” “we,” “our,” “us” or like terms, when used in the present tense, prospectively or for historical periods since August 23, 2005, refer to Williams Partners L.P. and its subsidiaries, including Williams Partners Finance Corporation. References to “our predecessor,” or to “we,” “our,” “us” or like terms for historical periods prior to August 23, 2005, refer to the assets of The Williams Companies, Inc. and its subsidiaries, which were contributed to us at the closing of our initial public offering on August 23, 2005. In either case, unless the context clearly indicates otherwise, references to “Williams Partners L.P.,” “we,” “our,” “us” or like terms generally include the operations of Discovery Producer Services LLC, or Discovery, in which we own a 40% interest, and Williams Four Corners LLC, or Four Corners, in which we own a 25.1% interest. When we refer to Discovery and Four Corners by name, we are referring exclusively to their respective businesses and operations.

In addition to covering our offering of securities, this prospectus covers the offering for resale of up to 1,250,000 common units by certain selling unitholders. Each time a selling unitholder sells common units with this prospectus, a prospectus supplement will be provided, containing specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update, or change information in this prospectus. Please read “Selling Unitholders.”

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”

ABOUT WILLIAMS PARTNERS L.P.

Williams Partners L.P. is a publicly traded Delaware limited partnership formed by The Williams Companies, Inc., or Williams, in February 2005, to own, operate and acquire a diversified portfolio of complementary energy assets. We are principally engaged in the business of gathering, transporting and processing natural gas and fractionating and storing natural gas liquids. Fractionation is the process by which a mixed stream of natural gas liquids is separated into its constituent products, such as ethane, propane and butane. These natural gas liquids result from natural gas processing and crude oil refining and are used as petrochemical feedstocks, heating fuels and gasoline additives, among other applications.

Operations of our businesses are located in the United States. We manage our business and analyze our results of operations on a segment basis. Our operations are divided into two business segments:

•	Gathering and Processing. Our Gathering and Processing segment includes (1) our 25.1% ownership interest in Four Corners, (2) our 40% ownership interest in Discovery and (3) the Carbonate Trend gas gathering pipeline off the coast of Alabama. Four Corners owns a 3,500-mile natural gas gathering system, including three natural gas processing plants and two natural gas treating plants, located in the San Juan Basin in Colorado and New Mexico. Discovery owns an integrated natural gas gathering and transportation pipeline system extending from offshore in the Gulf of Mexico to a natural gas processing facility and a natural gas liquids fractionator in Louisiana. These assets generate revenues by providing natural gas gathering, transporting and processing services and integrated natural gas liquid fractionating services to customers under a range of contractual arrangements. Although Discovery includes fractionation operations, which would normally fall within the NGL Services segment, it is primarily engaged in gathering and processing and is managed as such.

•	NGL Services. Our NGL Services segment includes three integrated natural gas liquids storage facilities and a 50% undivided interest in a natural gas liquids fractionator near Conway, Kansas. These assets generate revenues by providing stand-alone natural gas liquids fractionation and storage services using various fee-based contractual arrangements where we receive a fee or fees based on actual or contracted volumetric measures.

We account for each of our 40% interest in Discovery and our 25.1% interest in Four Corners as an equity investment, and therefore do not consolidate their financial results.

Williams Partners GP LLC, the general partner of Williams Partners L.P., is an indirect wholly owned subsidiary of Williams, and holds no assets other than its 2% general partner interest and incentive distribution rights in Williams Partners L.P.

Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and our phone number is 918-573-2000.

ABOUT WILLIAMS PARTNERS FINANCE CORPORATION

Williams Partners Finance Corporation is a Delaware corporation and wholly owned subsidiary of Williams Partners L.P. organized for the sole purpose of co-issuing debt securities from time to time with Williams Partners L.P., including, but not limited to, debt securities offered by this prospectus. Williams Partners Finance Corporation does not have any operations of any kind and does not have any revenue other than as may be incidental to its activities as a co-issuer of debt securities with Williams Partners L.P.

THE SUBSIDIARY GUARANTORS

Williams Partners L.P. owns a 100% member interest in Williams Partners Operating LLC. Williams Partners Operating LLC owns a 100% member interest in each of Carbonate Trend Pipeline LLC and Mid-Continent Fractionation and Storage, LLC.

Occasionally, in this prospectus, we refer to Williams Partners Operating LLC, Carbonate Trend Pipeline LLC and Mid-Continent Fractionation and Storage, LLC as the “Subsidiary Guarantors.” The Subsidiary Guarantors may individually or jointly and severally, unconditionally guarantee the payment obligations under any series of debt securities offered by Williams Partners L.P. and, if applicable, Williams Partners Finance Corporation pursuant to this prospectus, as may be set forth in a related prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, that registers the offer and sale of the securities covered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, Williams Partners L.P. files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that Williams Partners L.P. later provides to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference in this prospectus the following documents that Williams Partners L.P. has filed with the SEC:

•	Annual Report on Form 10-K (File No. 1-32599) for the year ended December 31, 2005 filed on March 3, 2006;

•	Quarterly Reports on Form 10-Q (File No. 1-32599) for the quarters ended March 31, 2006 and June 30, 2006 filed on May 2, 2006 and August 8, 2006, respectively;

•	Current Reports on Form 8-K (File No. 1-32599) filed on April 7, 2006 (except for the information under Item 7.01 and the related exhibit), June 12, 2006, June 20, 2006 (except for the information under Item 7.01 and the related exhibit), August 29, 2006 and September 22, 2006 and our amended Current Report on Form 8-K/A (File No. 1-32599) filed on August 10, 2006; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 1-32599) filed on August 9, 2005, and any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus and prior to the termination of all offerings made pursuant to this prospectus also will be deemed to be incorporated herein by reference and will automatically update and supersede information in this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished to, but not filed with, the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit).

We make available free of charge on or through our Internet website, http://www.williamslp.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at http://www.williamslp.com, or by writing or calling us at the following address:

Investor Relations
Williams Partners L.P.
One Williams Center, Suite 5000
Tulsa, Oklahoma 74172-0172
Telephone: (918) 573-2078

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider those risk factors included in our most-recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q that are incorporated herein by reference and those that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Certain matters included or incorporated by reference in this prospectus, excluding historical information, include forward-looking statements — statements that discuss our expected future results based on current and pending business operations.

Forward-looking statements can be identified by words such as “anticipates,” “believes,” “expects,” “planned,” “scheduled,” “could,” “continues,” “estimates,” “forecasts,” “might,” “potential,” “projects,” “may,” “should” or similar expressions. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements.

Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this prospectus and the documents incorporated herein by reference. These risks and uncertainties include, among other things:

•	We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

•	Because of the natural decline in production from existing wells and competitive factors, the success of our gathering and transportation businesses depends on our ability to connect new sources of natural gas supply, which is dependent on factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.

•	Our processing, fractionation and storage businesses could be affected by any decrease in the price of natural gas liquids or a change in the price of natural gas liquids relative to the price of natural gas.

•	Lower natural gas and oil prices could adversely affect our fractionation and storage businesses.

•	We depend on certain key customers and producers for a significant portion of our revenues and supply of natural gas and natural gas liquids. The loss of any of these key customers or producers could result in a decline in our revenues and cash available to pay distributions.

•	If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas and natural gas liquids or to treat natural gas, our revenues and cash available to pay distributions could be adversely affected.

•	Our future financial and operating flexibility may be adversely affected by restrictions in our indenture and by our leverage.

•	Williams’ credit agreement and Williams’ public indentures contain financial and operating restrictions that may limit our access to credit. In addition, our ability to obtain credit in the future will be affected by Williams’ credit ratings.

•	Our general partner and its affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to the detriment of our unitholders.

•	Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Even if unitholders are dissatisfied, they cannot currently remove our general partner without its consent.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may or may not be adequately insured.

Additional information about risks and uncertainties that could cause actual results to differ materially from forward-looking statements is contained in Item 1A of Part I, “Risk Factors,” of our most-recent annual report on Form 10-K and Item 1A of Part II, “Risk Factors,” of our quarterly reports on Form 10-Q, which are incorporated herein by reference, and may be included in the applicable prospectus supplement. The risk factors and other factors noted throughout this prospectus, the applicable prospectus supplement and the documents incorporated herein and therein by reference could cause our actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements included in this prospectus, the applicable prospectus supplement and the documents incorporated herein and therein by reference are only made as of the date of such document and, except as required by securities laws, we undertake no obligation to publicly update forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of any offering expenses and underwriting discounts and commissions) from our sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions (which may consist of acquisitions of discrete assets or businesses).

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

We will not receive any net proceeds from the sale of common units by the selling unitholders pursuant to this prospectus, unless otherwise indicated in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for Williams Partners L.P. for each of the periods indicated is as follows:

						Six Months Ended
	Years Ended December 31,					June 30,
	2001	2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges	—	2.68x	1.68x	—	—	10.08x

Earnings were inadequate to cover fixed charges by $12.1 million, $17.9 million and $1.6 million for the years ended December 31, 2001, 2004 and 2005, respectively. Fixed charges for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 include interest expense associated with advances from Williams that were forgiven in conjunction with the closing of our initial public offering on August 23, 2005.

For periods prior to August 23, 2005, the closing date of our initial public offering, the ratios presented above reflect the historical cost-basis accounts of our predecessor, and include charges from Williams and its subsidiaries for direct costs and allocations of indirect corporate overhead. Our management believes that the allocation methods are reasonable, and that the allocations are representative of the costs we would have incurred on a stand-alone basis. For periods beginning on August 23, 2005, these ratios reflect the financial statements of Williams Partners L.P. and its subsidiaries.

For purposes of calculating the ratio of earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before income or loss from equity investees; plus fixed charges; plus distributed income of equity investees; less our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; and less capitalized interest.

•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and our share of interest expense from equity investees where the related pre-tax loss has been included in earnings.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent against all claims and losses that may arise out of all actions of the transfer agent or its agents or subcontractors for their activities in that capacity, except for any liability due to any gross negligence or willful misconduct of the transfer agent or its agents or subcontractors.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units or the issuance of common units in a merger or consolidation in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee:

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Subordinated Units

The subordinated units represent a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions differ from, and are subordinated to, the rights of the holders of common units. Unlike the common units, the subordinated units are not publicly traded.

Cash Distribution Policy

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units. The subordinated units are not entitled to receive any arrearages in the payment of the minimum quarterly distribution from prior quarters. For a more complete description of our cash distribution policy on the subordinated units, please read “How We Make Cash Distributions — Distributions of Available Cash from Operating Surplus During the Subordination Period.”

Conversion of the Subordinated Units

Each subordinated unit will convert into one common unit at the end of the subordination period, which will end once we meet the financial tests in the partnership agreement. For a more complete description of the circumstances under which the subordinated units will convert into common units, please read “How We Make Cash Distributions — Subordination Period.”

Distributions Upon Liquidation

If we liquidate during the subordination period, we will, to the extent possible, allocate gain and loss to entitle the holders of common units a preference over the holders of subordinated units to the extent required to permit the common unitholders to receive their unrecovered initial unit price, plus the minimum quarterly distribution for the quarter during which liquidation occurs, plus any arrearages. For a more complete description of this liquidation preference, please read “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.”

Limited Voting Rights

For a more complete description of the voting rights of holders of subordinated units, please read “The Partnership Agreement — Voting Rights.”

HOW WE MAKE CASH DISTRIBUTIONS

General

Rationale for our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it. Our available cash includes cash generated from the operation of our assets and businesses, which include the gathering, transporting and processing of natural gas and the fractionating and storing of NGLs, as described elsewhere in this prospectus. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash on a quarterly basis. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to such tax.

Limitations on Our Ability to Make Quarterly Distributions

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may become subject to limitations and restrictions and may be changed at any time, including:

•	Our board of directors has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction in the amount of cash available to pay distributions.

•	Although our ability to make distributions is not currently restricted under Williams’ revolving credit agreement, Williams’ other debt instruments or our working capital facility with Williams, we or Williams may enter into future debt arrangements that could subject our ability to pay distributions to compliance with certain tests or ratios or otherwise restrict our ability to pay distributions.

•	Our ability to make distributions of available cash will depend, to a significant extent, on Discovery’s and Four Corners’ ability to make cash distributions to us. In addition, although Discovery’s and Four Corners’ limited liability company agreements have been amended to provide for quarterly distributions of available cash, Discovery and Four Corners have a limited history of making distributions to their respective members. Discovery’s and Four Corners’ management committees, on which we are represented, have broad discretion to establish reserves for the prudent conduct of their respective businesses. The establishment of those reserves could result in a reduction in Discovery’s and Four Corners’ cash available to pay distributions, which could cause a corresponding reduction in the amount of our cash available to pay distributions.

•	Even if our cash distribution policy is not modified, the amount of distributions we pay and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	Although our partnership agreement requires us to distribute our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without approval of nonaffiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. As of September 1, 2006, Williams owned approximately 8.6% of the outstanding common units and 100% of the outstanding subordinated units.

Our Cash Distribution Policy May Limit Our Ability to Grow

Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We intend generally to rely upon external financing sources, including borrowings and issuances of debt and equity securities, to fund our acquisition and growth capital expenditures. However, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Discovery’s Cash Distribution Policy

A substantial portion of our cash available to pay distributions is cash we receive as distributions from Discovery. As in our partnership agreement, Discovery’s limited liability company agreement, as amended, provides for the distribution of available cash on a quarterly basis, with available cash defined to mean, for each fiscal quarter, cash generated from Discovery’s business less reserves that are necessary or appropriate to provide for the conduct of its business and to comply with applicable law or any debt instrument or other agreement to which it is a party. Under Discovery’s limited liability company agreement, the amount of Discovery’s quarterly distributions, including the amount of cash reserves not distributed, is determined by the members of Discovery’s management committee representing a majority-in-interest in Discovery. We own a 40% interest in Discovery, and an affiliate of Williams owns a 20% interest in Discovery. Discovery’s limited liability agreement may only be amended with the unanimous approval of all its members.

Four Corners’ Cash Distribution Policy

A substantial portion of our cash available to pay distributions will be cash we receive as distributions from Four Corners. Four Corners’ limited liability company agreement, as amended, provides for the distribution of available cash at least quarterly, with available cash defined to mean, for each fiscal quarter, cash generated from Four Corners’ business less reserves that are necessary or appropriate to provide for the conduct of its business and to comply with applicable law or any debt instrument or other agreement to which it is a party. Under Four Corners’ limited liability company agreement, the amount of Four Corners’ quarterly distributions, including the amount of cash reserves not distributed, will be determined by the members of Four Corners’ management committee representing a majority-in-interest in Four Corners. We own a 25.1% interest in Four Corners, and an affiliate of Williams owns a 74.9% interest in Four Corners. Four Corners’ limited liability agreement may only be amended with the unanimous approval of all its members.

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Available Cash

Available cash generally means, for each fiscal quarter all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distribution to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be made under our working capital facility with Williams and in all cases are used solely for working capital purposes or to pay distributions to partners.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering of $12.8 million, which excluded $24.4 million retained from the proceeds of our initial public offering to make a capital contribution to Discovery to fund an escrow account required in connection with the Tahiti pipeline lateral expansion project; plus

•	$10.0 million; plus

•	all of our cash receipts after the closing of our initial public offering, excluding (1) cash from borrowings that are not working capital borrowings, (2) sales of equity and debt securities and (3) sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering (including the repayment of working capital borrowings, but not the repayment of other borrowings) and maintenance capital expenditures (including capital contributions to Discovery to be used by Discovery for maintenance capital expenditures); less

•	the amount of cash reserves established by our general partner for future operating expenditures.

Because operating surplus is a cash accounting concept, the benefit that we receive from our gas purchase contract with a subsidiary of Williams and the partial credit for general and administrative expenses and other reimbursements we receive from Williams under the omnibus agreement will be part of our operating surplus.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $22.8 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus.

Definition of Capital Surplus

Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

Overview

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

Except as described below under “— Early Termination of Subordination Period,” the subordination period will extend until the first day of any quarter beginning after June 30, 2008 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end early.

Early Termination of Subordination Period

The subordination period will automatically terminate and all of the subordinated units will convert into common units on a one-for-one basis if each of the following occurs:

•	distributions of available cash from operating surplus on each outstanding common unit and subordinated unit equaled or exceeded $2.10 (150% of the annualized minimum quarterly distribution) for any four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during any four-quarter period immediately preceding that date equaled or exceeded the sum of a distribution of $2.10 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units on a fully diluted basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures made with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “— Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.5250 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner assumes that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed additional capital to maintain its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

		Marginal Percentage
	Total Quarterly	Interest in Distributions
	Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3500	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.5250	75%	25%
Thereafter	above $0.5250	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in our initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumption that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each subordinated unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

Overview

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available to pay distributions to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1) the unrecovered initial unit price for that common unit;

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1) the unrecovered initial unit price for that subordinated unit; and

(2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

The percentage interests set forth above for our general partner assume that our general partner maintains its 2% general partner interest, that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Williams, on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. An independent third party is not required to evaluate the fairness of the resolution.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Neither our partnership agreement nor any other agreement requires Williams to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Williams’ directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Williams, which may be contrary to our interests.

Because the officers and certain of the directors of our general partner are also directors and/or officers of Williams, such directors and officers have fiduciary duties to Williams that may cause them to pursue business strategies that disproportionately benefit Williams or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Williams, in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to general partner. The officers of general partner are not required to work full time on our affairs. These officers are required to devote time to the affairs of Williams or its affiliates and are compensated by them for the services rendered to them.

Certain of our officers are not required to devote their full time to our business.

All of the senior officers of our general partner are also senior officers of Williams and spend sufficient amounts of their time overseeing the management, operations, corporate development and future acquisition initiatives of our business. Alan Armstrong, the chief operating officer of our general partner, is the principal executive responsible for the oversight of our affairs. Our non-executive directors devote as much time as is necessary to prepare for and attend board of directors and committee meetings.

We reimburse our general partner and its affiliates for expenses.

We reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner determines, in good faith, the terms of any of these transactions.

Our general partner and its affiliates have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement — Voting Rights” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates may compete with us and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than those incidental to its ownership of interests in us. However, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Williams may acquire, construct or dispose of midstream or other assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to the general partner and its affiliates. As a result, neither the general partner nor any of its affiliates have any obligation to present business opportunities to us.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise would be prohibited by state-law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial both to its owner, Williams, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interests would be restricted. The modifications to the fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These modifications also strengthen the ability of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicted interests. The following is a summary of:

•	the fiduciary duties imposed on our general partner by the Delaware Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, Section 7.9 of our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner, its affiliates and their officers and directors will not be liable for monetary damages to us, our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Description of the Common Units — Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign our partnership agreement does not render the partnership agreement unenforceable against that person.

Under the partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non- appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the fiduciary duties of our general partner please read “The Partnership Agreement — Indemnification.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Considerations.”

Organization and Duration

We were organized on February 28, 2005 and have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to serving as the sole member of our operating company and engaging in any business activities that may be engaged in by our operating company and its subsidiaries or that are approved by our general partner. The limited liability company agreement of our operating company provides that it may, directly or indirectly, engage in:

(1) its operations as conducted immediately before our initial public offering;

(2) any other activity approved by our general partner but only to the extent that our general partner determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; or

(3) any activity that enhances the operations of an activity that is described in (1) or (2) above.

Although our general partner has the ability to cause us, our operating company or its subsidiaries to engage in activities other than gathering, transporting and processing natural gas and the fractionating and storing of NGLs, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “— Amendment of the Partnership Agreement” below.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Unlawful Partnership Distribution

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries may be deemed to conduct business in Kansas, Louisiana, Alabama, Colorado and New Mexico. Our subsidiaries may conduct business in other states in the future. Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the operating company conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our membership interest in our operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Amendment of the limited liability company agreement of the operating company and other action taken by us as the sole member of our operating company	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. Please read “— Amendment of the Partnership Agreement — Action Relating to the Operating Company.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2015 in a manner which would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of the general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2015. Please read “— Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, or sale of all or substantially all of its equity interest to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2015. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities, subject to the limitations imposed by the New York Stock Exchange, for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our common units.

Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). As of September 1, 2006, our general partner and its affiliates owned approximately 38.2% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3) a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating company nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under ERISA whether or not substantially similar to plan asset regulations currently applied or proposed;

(5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9) a change in our fiscal year or taxable year and related changes;

(10) certain mergers or conveyances as set forth in our partnership agreement; or

(11) any other amendments substantially similar to any of the matters described in clauses (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent of the provisions of the partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being taxed as an entity for federal income tax purposes in connection with any of the amendments described above under “— No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Company

Without the approval of the holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the sole member of the operating company, to any amendment to the limited liability company agreement of the operating company or taking any action on our behalf permitted to be taken by a member of the operating company, in each case, that would adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, the partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger or consolidation without the prior approval of our unitholders if our general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of to the limited partners or result in our being taxed as an entity for federal income tax purposes, we are the surviving entity in the transaction, the transaction would not result in an amendment to our partnership agreement that the could not otherwise be adopted solely by our general partner, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the entry of a decree of judicial dissolution of our partnership;

(3) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor; or

(4) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law.

Upon a dissolution under clause (3) above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	none of our partnership, our operating company nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period at time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner of our partnership prior to June 30, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Interest” and “— Transfer of Incentive Distribution Rights” below.

Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent the general partner’s removal. As of September 1, 2006, our general partner and its affiliates owned approximately 38.2% of the outstanding units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all the ownership interests in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to June 30, 2015, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by our general partner and its affiliates). On or after June 30, 2015, the incentive distribution rights will be freely transferable.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Williams Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest price paid by either of our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. Our partnership agreement provides that the resolution of any conflict of interest that is fair and reasonable will not be a breach of the partnership agreement. Our general partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee for approval or seek a fairness opinion from an investment banker. If our general partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.

There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act.

The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Considerations — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, or a person or group who acquire units with the prior approval of the board of our general partner acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of any common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer is reflected in our books and records.

Except as described above under “— Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the determination of our general partner, create a substantial risk of cancellation or forfeiture of any property in which we have an interest because of the nationality, citizenship or other related status of any limited partner we may redeem the units held by the limited partner at their current market price, in accordance with the procedures set forth in our partnership agreement. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner (including Williams and its subsidiaries) or any departing general partner;

(4) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm or make such reports available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) System. Except for our fourth quarter, we will also furnish or make available on EDGAR summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, obtain:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Williams Partners GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

DESCRIPTION OF THE DEBT SECURITIES

The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement. The debt securities will be issued solely by Williams Partners L.P. or with Williams Partners Finance Corporation as co-issuer. In the case of debt securities that are issued by Williams Partner L.P., references in this “Description of the Debt Securities” to “us,” “we,” or “our” refer only to Williams Partners L.P. and not to any of its subsidiaries. In the case of debt securities co-issued by Williams Partners Finance Corporation, references in this “Description of the Debt Securities” to “us,” “we” or “our” refer, collectively, to Williams Partners L.P. and Williams Partners Finance Corporation.

The debt securities will be issued pursuant to an indenture among us, JPMorgan Chase Bank, N.A. and, if applicable, subsidiary guarantors of such debt securities. If we offer senior debt securities, we will issue them under a senior indenture. If we offer subordinated debt securities, we will issue them under a subordinated indenture containing subordination provisions. The debt securities will be governed by the provisions of the applicable indenture and those made part of such indenture by reference to the Trust Indenture Act of 1939, as amended.

The following summary of certain provisions of the debt securities does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the applicable indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. We urge you to read the indentures filed as exhibits to the registration statement of which this prospectus is a part, because those indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an “indenture” refer to each of the senior indenture and the subordinated indenture.

General

Any series of debt securities that we issue:

•	will be our general obligations;

•	will be the general obligations of the subsidiary guarantors of such series, if applicable; and

•	may be subordinated to our senior indebtedness.

Neither indenture limits the aggregate principal amount of debt securities that we may issue under that indenture. We may issue debt securities under each indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

We will prepare a prospectus supplement and an indenture supplement or a resolution of the board of directors of our general partner and accompanying officers’ certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the title and series of such debt securities;

•	any limit upon the aggregate principal amount of such debt securities of such series;

•	whether such debt securities will be in global or other form;

•	the date or dates and method or methods by which principal and any premium on such debt securities is payable;

•	the interest rate or rates (or method by which such rate will be determined), if any;

•	the dates on which any such interest will be payable and the method of payment;

•	whether and under what circumstances any additional amounts are payable with respect to such debt securities;

•	the notice, if any, to holders of such debt securities regarding the determination of interest on a floating rate debt security;

•	the basis upon which interest on such debt securities shall be calculated, if other than that of a 360 day year of twelve 30-day months;

•	the place or places where the principal of and interest or additional amounts, if any, on such debt securities will be payable;

•	any redemption or sinking fund provisions, or the terms of any repurchase at the option of the holder of the debt securities;

•	the denominations of such debt securities, if other than $1,000 and integral multiples thereof;

•	any rights of the holders of such debt securities to convert the debt securities into other securities or property;

•	the terms, if any, on which payment of principal or any premium, interest or additional amounts on such debt securities will be payable in a currency other than U.S. dollars;

•	the terms, if any, by which the amount of payments of principal or any premium, interest or additional amounts on such debt securities may be determined by reference to an index, formula, financial or economic measure or other methods;

•	if other than the principal amount hereof, the portion of the principal amount of such debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

•	any events of default or covenants in addition to or in lieu of those described herein and remedies therefor;

•	whether such debt securities will be subject to defeasance or covenant defeasance;

•	the trustee and any authenticating or paying agents, transfer agents or registrars or any other agents with respect to such debt securities;

•	the terms, if any, on which such debt securities will be subordinate to other debt of ours;

•	whether such debt securities will be co-issued by Williams Partners Finance Corporation;

•	whether such debt securities will be guaranteed and the terms thereof;

•	whether such debt securities will be secured by collateral and the terms of such security; and

•	any other specific terms of such debt securities and any other deletions from or additions to or modifications of the indenture with respect to such debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement may also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.

Debt securities may be presented for transfer or, if applicable, exchange or conversion, in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture.

The indenture does not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets” or as provided in any supplemental indenture.

Ranking

The senior debt securities will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to senior indebtedness as described under “— Subordination” below.

Guarantees

If and to the extent provided in a prospectus supplement and an indenture supplement or a resolution of the board of directors of our general partner and accompanying officers’ certificate relating to a particular series of debt securities, each of our subsidiaries that becomes a guarantor of the debt securities of such series, and any of our subsidiaries that is a successor thereto, will fully, irrevocably, unconditionally and absolutely guarantee the due and punctual payment of the principal of, and premium, if any, and interest on such debt securities, and all other amounts due and payable under the applicable indenture and such debt securities by us to the trustee or the holders of such debt securities. The terms of any such guarantees may provide for their release upon the occurrence of certain events, such as the debt securities of a series subject to such guarantees achieving an investment grade rating.

Modification and Waiver

The indenture provides that supplements to the indenture and the applicable supplemental indentures may be made by us and the trustee for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of debt securities of a series under the indenture or the debt securities of such series, with the consent of the holders of a majority (or such greater amount as is provided for a particular series of debt securities) in principal amount of the outstanding debt securities of each series issued under such indenture that are affected by the supplemental indenture; provided that no such supplemental indenture may, without the consent of the holder of each such debt security affected thereby, among other things:

(a) change the stated maturity of the principal of, or any premium, interest or additional amounts on, such debt securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest or any additional amounts thereon, or reduce any premium payable on redemption thereof or otherwise, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change the redemption provisions or adversely affect the right of repayment at the option of the holder, or change the place of payment or currency in which the principal of, or any premium, interest or additional amounts with respect to any debt security is payable, or impair or affect the right of any holder of debt securities to institute suit for the payment after such payment is due;

(b) reduce the percentage of outstanding debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or reduce the quorum required for voting;

(c) modify any of the provisions of the sections of such indenture relating to supplemental indentures with the consent of the holders, waivers of past defaults or compliance with covenants, except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of each holder affected thereby; or

(d) make any change that adversely affects the right to convert or exchange any security into or for common units or other securities, cash or other property in accordance with the terms of the applicable debt security.

The indenture provides that a supplemental indenture that changes or eliminates any covenant or other provision of the indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that we and the trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into additional supplemental indentures for one of the following purposes:

(a) to evidence the succession of another person and the assumption by any such successor of our covenants in such indenture and in the debt securities issued thereunder;

(b) to add to our covenants or to surrender any right or power conferred on us pursuant to the indenture;

(c) to establish the form and terms of debt securities issued thereunder;

(d) to evidence and provide for a successor trustee under such indenture with respect to one or more series of debt securities issued thereunder or to provide for or facilitate the administration of the trusts under such indenture by more than one trustee;

(e) to cure any ambiguity, to correct or supplement any provision in the indenture that may be inconsistent with any other provision of the indenture or to make any other provisions with respect to matters or questions arising under such indenture; provided that no such action pursuant to this clause (e) shall adversely affect the interests of the holders of any series of debt securities issued thereunder in any material respect;

(f) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of securities under the indenture;

(g) to add any additional events of default with respect to all or any series of debt securities;

(h) to supplement any of the provisions of the indenture as may be necessary to permit or facilitate the defeasance and discharge of any series of debt securities, provided that such action does not adversely affect the interests of any holder of an outstanding debt security of such series or any other security in any material respect;

(i) to make provisions with respect to the conversion or exchange rights of holders of debt securities of any series;

(j) to pledge to the trustee as security for the debt securities of any series any property or assets;

(k) to add guarantees in respect of the debt securities of one or more series;

(l) to change or eliminate any of the provisions of the indenture, provided that any such change or elimination become effective only when there is no security of any series outstanding created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(m) to provide for certificated securities in addition to or in place of global securities; or

(n) to qualify such indenture under the Trust Indenture Act of 1939, as amended.

Events of Default

Unless otherwise provided in any prospectus supplement, the following will be events of default under the indenture with respect to each series of debt securities issued thereunder:

(a) default for 30 days in the payment when due of interest or any additional amount on any series of debt securities;

(b) default in the payment of principal (or premium, if any) on any series of debt securities outstanding under the indenture when due;

(c) failure by us for 60 days after receipt by registered or certified mail of written notice from the trustee upon instruction from holders of at least 25% in principal amount of the then outstanding debt securities of such series to comply with any of the other covenants in the indenture and stating that such notice is a “Notice of Default” under the indenture; provided, that if such failure cannot be remedied within such 60-day period, such period shall be extended by another 60 days so long as (i) such failure is subject to cure and (ii) we are using commercially reasonable efforts to cure such failure; and provided, further, that a failure to comply with any such other covenant in the indenture that results from a change in generally accepted accounting principles shall not be deemed to be an event of default;

(d) default in the payment, if any, of any sinking fund installment when and as due by the terms of any debt security of such series, subject to any cure period that may be specified in any debt security of such series;

(e) certain events of bankruptcy, insolvency or reorganization of us;

(f) if applicable, failure of any guarantee to be in full force and effect; and

(g) any other event of default provided in, or pursuant to, the indenture with respect to a particular series of debt securities, provided that any event of default that results from a change in generally accepted accounting principles shall not be deemed to be an event of default.

In case an event of default specified in clause (a) or (b) above shall occur and be continuing with respect to any series of debt securities, holders of at least 25%, and in case an event of default specified in any clause other than clause (a), (b) or (e) above shall occur and be continuing with respect to any series of debt securities, holders of at least a majority, in aggregate principal amount of the debt securities of such series then outstanding may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. Any event of default with respect to a particular series of debt securities under such indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series, except in each case a failure to pay principal of or premium, interest or additional amounts, if any, on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

The indenture provides that the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

The indenture contains a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to a series of debt securities will be subject to certain conditions precedent including, without limitation, that in case of an event of default specified in clause (a), (b) or (e) of the first paragraph above under “— Events of Default,” holders of at least 25%, or in case of an event of default other than specified in clause (a), (b) or (e) of the first paragraph above under “— Events of Default,” holders of at least a majority, in aggregate principal amount of the debt securities of such series then outstanding make a written request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act. Notwithstanding the foregoing, the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not directly or indirectly consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets and properties and the assets and properties of our subsidiaries (taken as a whole) to another person in one or more related transactions unless we survive or the successor person is a person organized under the laws of any domestic jurisdiction and assumes our obligations on the debt securities issued thereunder, and under the indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

Payment of Principal, any Premium, Interest or Additional Amounts.  We will duly and punctually pay the principal of, and premium and interest on or any additional amounts payable with respect to, any debt securities of any series in accordance with their terms.

Maintenance of Office or Agency.  We will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer, or exchange.

Reports.  So long as any debt securities of a particular series are outstanding, we will file with the trustee, within 30 business days after we are required to file the same with the Securities and Exchange Commission (the “Commission”), copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports pursuant to either of said Sections, then we shall file with the trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Additional Covenants.  Any additional covenants with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into common units or other securities will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Redemption; Repurchase at the Option of the Holder; Sinking Fund

The terms and conditions, if any, upon which (a) the debt securities are redeemable at our option, (b) the holder of debt securities may cause us to repurchase such debt securities or (c) the debt securities are subject to any sinking fund will be set forth in the applicable prospectus supplement relating thereto.

Repurchases on the Open Market

We or any affiliate of ours may at any time or from time to time repurchase any debt security in the open market or otherwise. Such debt securities may, at our option or the option of our relevant affiliate, be held, resold or surrendered to the trustee for cancellation.

Discharge, Defeasance and Covenant Defeasance

The indenture provides, with respect to each series of debt securities issued thereunder, that we may satisfy and discharge our obligations under such debt securities of a series and such indenture with respect to debt securities of such series if:

(a) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been accepted by the applicable trustee for cancellation; or

(b) (i) the debt securities of such series have become due and payable, or mature within one year, or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption and we irrevocably deposit in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or governmental obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) to pay the entire indebtedness on the debt securities of such series to maturity or redemption, as the case may be, and pays all other sums payable by us under such indenture; and

(ii) we deliver to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of such series have been complied with.

Notwithstanding such satisfaction and discharge, our obligations to compensate and indemnify the trustee, to pay additional amounts, if any, in respect of debt securities in certain circumstances and to convert or exchange debt securities pursuant to the terms thereof and our obligations and the obligations of the trustee to hold funds in trust and to apply such funds pursuant to the terms of the indenture, with respect to issuing temporary debt securities, with respect to the registration, transfer and exchange of debt securities, with respect to the replacement of mutilated, destroyed, lost or stolen debt securities and with respect to the maintenance of an office or agency for payment, shall in each case survive such satisfaction and discharge.

Unless inapplicable to debt securities of a series pursuant to the terms thereof, the indenture provides that (i) we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series (“legal defeasance”) and (ii) (1) we may omit to comply with the covenant under “— Consolidation, Merger and Sale of Assets” and any other additional covenants established pursuant to the terms of such series, and such omission shall be deemed not to be an event of default under clause (c) or (f) of the first paragraph of “— Events of Default” and (2) the occurrence of any event described in clause (f) of the first paragraph of “— Events of Default” shall not be deemed to be an event of default, in each case with respect to the outstanding debt securities of such series; provided that the following conditions shall have been satisfied with respect to such series:

(a) we have irrevocably deposited in trust with the applicable trustee as trust funds solely for the benefit of the holders of the debt securities of such series, for payment of the principal of and interest of the debt securities of such series, money or government obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be;

(b) such deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(c) no default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit;

(d) we shall have delivered to such trustee an opinion of counsel as described in the indenture to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of our exercise of our option under this provision of such indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(e) we have delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with;

(f) if the debt securities are to be redeemed prior to their maturity, notice of such redemption shall have been duly given or provision therefor satisfactory to the trustee shall have been made; and

(g) any such defeasance shall comply with any additional or substitute terms provided for by the terms of such debt securities of such series.

Notwithstanding a legal defeasance, our obligations with respect to the following in respect of debt securities of such series will survive with respect to such securities until otherwise terminated or discharged under the terms of the indenture or until no debt securities of such series are outstanding:

(a) the rights of holders of outstanding debt securities of such series to receive payments in respect of the principal of, interest on or premium or additional amounts, if any, payable in respect of, such debt securities when such payments are due from the trust referred in clause (a) in the preceding paragraph;

(b) the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and holding payments in trust;

(c) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(d) the legal defeasance provisions of the indenture.

Subordination

The debt securities of a series may be subordinated, and rank junior in right of payment, to all of our Senior Indebtedness to the extent provided in the subordinated indenture. “Senior Indebtedness,” unless otherwise provided with respect to the debt securities of a series, means (1) all our debt, whether currently outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such debt, it is provided that such debt is not superior in right of payment to the subordinated debt securities or to other debt which is equal in right of payment with or subordinated to the subordinated debt securities, and (2) any modifications, refunding, deferrals, renewals or extensions of any such debt or securities, notes or other evidence of debt issued in exchange for such debt; provided that in no event shall Senior Indebtedness include (i) our indebtedness owed or owing to any of our Subsidiaries or to any officer, director or employee of us or any of our Subsidiaries, (ii) indebtedness to trade creditors or (iii) any liability for taxes owed or owing by us.

The holders of our Senior Indebtedness will receive payment in full of such Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities:

•	upon any payment or distribution of our assets to creditors;

•	upon our liquidation or dissolution; or

•	in a bankruptcy, receivership or similar proceeding relating to us or our property.

Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that such holders of subordinated debt securities may receive capital stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

If we do not pay any principal, premium or interest that has become due with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless:

•	the default has been cured or waived and the declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	we and the trustee receive written notice approving the payment from the representatives of each issue of Designated Senior Indebtedness.

“Designated Senior Indebtedness” means:

•	any Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $100 million; and

•	any other Senior Indebtedness that we may designate.

During the continuance of any default with respect to any Designated Senior Indebtedness, other than a default described in the paragraph preceding the definition of Designated Senior Indebtedness, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or upon the expiration of any applicable grace periods, we may not make payments on the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will expire 179 days thereafter.

The Payment Blockage Period may be terminated before its expiration:

•	by written notice to the trustee and us from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.

Unless the holders of such Designated Senior Indebtedness or the representative of such holders shall have accelerated the maturity of such Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.

Not more than one Blockage Notice may be given in any period of 360 consecutive days unless otherwise specified with respect to a series of subordinated debt securities. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

No Personal Liability of Directors, Officers, Employees and Unitholders

Unless otherwise provided in a prospectus supplement and an indenture supplement, no director, officer, partner, member, employee, incorporator, manager or unitholder or other owner of any equity interest in us, our general partner or partners or any subsidiary guarantors, if applicable, will have any liability for any obligations of us or any subsidiary guarantors under any debt securities, any indenture, any guarantee of any debt securities or for any claim based on, in respect of, or by reason of, such obligations or their creation. The trustee and each holder of any debt security, by acceptance thereof, waives and releases all such liability. The waiver and release are part of the consideration for issuance of any debt securities and any guarantee.

Applicable Law

The indenture provides that the debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

About the Trustee

We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

Book Entry, Delivery and Form

We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities.

Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if: DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or, subject to the procedures of DTC, we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

SELLING UNITHOLDERS

In addition to covering our offering of securities, this prospectus covers the offering for resale of up to 1,250,000 common units by certain selling unitholders who are subsidiaries of Williams. Any prospectus supplement reflecting a sale of common units hereunder will set forth, with respect to each selling unitholder:

•	the identity of the selling unitholder;

•	any material relationships that the selling unitholder has had within the past three years with Williams Partners L.P. or any of its predecessors or affiliates;

•	the number of common units owned by the selling unitholder prior to the offering;

•	the number of common units to be offered for sale by the selling unitholder; and

•	the number and (if one percent or more) the percentage of common units to be owned by the selling unitholder after completion of the offering.

Concurrently with the consummation of our initial public offering on August 23, 2005, certain indirect wholly owned subsidiaries of Williams contributed various member interests in entities that held natural gas gathering, transporting and processing assets and natural gas liquids fractionation and storage assets to us, in exchange for: (1) a 2.0% general partner interest; (2) 2,000,000 common units; (3) 7,000,000 subordinated units; (4) incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts); and (5) certain other rights and interests, including certain registration rights. Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions.

The selling unitholders may sell all, some or none of the common units covered by this prospectus. Please read “Plan of Distribution-Distribution by Selling Unitholders.” We will bear all costs, expenses and fees in connection with the registration of the common units offered by the selling unitholders under this prospectus other than underwriting discounts and commissions, which will be borne by the selling unitholders.

MATERIAL TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Williams Partners L.P. and our operating company.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), employee benefit plans or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of the common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available to pay distributions to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

•	Neither we nor our operating company have elected nor will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation would be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Williams Partners L.P. will be treated as partners of Williams Partners L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Williams Partners L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss or deduction are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Williams Partners L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net earnings may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of Contributed Property was equal to its fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, “reverse Section 704(c) allocations,” similar to the Section 704(c) allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election,” “— Uniformity of Units” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”

Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner, its affiliates and our other unitholders as of the time of the offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this discussion as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source. We anticipate that all of our net income will be treated as derived from such a permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return.

Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Williams Partners GP LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee,

(b) whether the beneficial owner is:

(1) a person that is not a United States person.

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a) for which there is, or was, “substantial authority;” or

(b) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN WILLIAMS PARTNERS L.P. BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations to the extent that the investments by these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, certain qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and individual retirement annuities or accounts (IRAs) established or maintained by an employer or employee organization. Incident to making an investment in us, among other things, consideration should be given by an employee benefit plan to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

In addition, the person with investment discretion with respect to the assets of an employee benefit plan or other arrangement that is covered by the prohibited transactions restrictions of the Internal Revenue Code often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan or arrangement.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain employee benefit plans, and Section 4975 of the Internal Revenue Code prohibits IRAs and certain other arrangements that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan or other arrangement that is covered by ERISA or the Internal Revenue Code.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan or other arrangement should consider whether the plan or arrangement will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be considered to be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules and/or the prohibited transaction rules of the Internal Revenue Code.

The U.S. Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans or other arrangements described above acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans or other arrangements described above are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans or arrangements not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment in our common units will satisfy the requirements in the first bullet point above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences of such purchase under ERISA and the Internal Revenue Code in light of possible personal liability for any breach of fiduciary duties and the imposition of serious penalties on persons who engage in prohibited transactions under ERISA or the Internal Revenue Code.

PLAN OF DISTRIBUTION

Distribution by Us

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters and through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents and their affiliates may also be our customers or may engage in transactions with or perform services for us or Williams or its affiliates in the ordinary course of business.

If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement against specific liabilities, including liabilities under the Securities Act. The underwriters and their affiliates may also be our customers or may engage in transactions with or perform services for us or Williams or its affiliates in the ordinary course of business.

If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including, liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with or perform services for us or Williams or its affiliates in the ordinary course of business.

Common units and debt securities may also be sold directly by us, and we may directly sell our securities to institutional or other investors. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Distribution by Selling Unitholders

Distributions of common units by the selling unitholders may from time to time be offered for sale either directly by such person or entities, or through underwriters, dealers or agents or on any exchange on which the common units may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the common units may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions and/or secondary distributions;

•	underwritten transactions;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	direct sales or privately negotiated transactions.

Such transactions may be effected by the selling unitholders at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling unitholders may effect such transactions by selling the common units to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling unitholders and may receive commissions from the purchasers of the common units for whom they may act as agent.

In addition, the selling unitholders may from time to time sell its common units in transactions permitted by Rule 144 under the Securities Act.

The selling unitholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the common units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the common units for sale under the Securities Act and to indemnify the selling unitholders against certain civil liabilities, including certain liabilities under the Securities Act.

As of the date of this prospectus, neither we nor the selling unitholders have engaged any underwriter, broker, dealer or agent in connection with the distribution of common units pursuant to this prospectus by the selling unitholders. To the extent required, the number of common units to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling unitholders from the sale of their common units offered hereby will be the sale price of those shares, less any underwriting discounts and commissions, and less any other expenses of issuance and distribution not borne by us.

The selling unitholders and any brokers, dealers, agents or underwriters that participate with the selling unitholders in the distribution of common units may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any underwriting discounts and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the common units purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement.

Because the NASD views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules. The aggregate maximum compensation that underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon by Andrews Kurth LLP, as our counsel. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements of Williams Partners L.P. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in our current report on Form 8-K filed on September 22, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Discovery Producer Services LLC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in our annual report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Williams Four Corners LLC as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in our current report on Form 8-K/A filed on August 10, 2006 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Williams Partners GP LLC as of December 31, 2005 appearing in our current report on Form 8-K filed on September 22, 2006 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

6,900,000 Common Units
Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT
, 2006

Joint Book-Running Managers
Lehman Brothers
Citigroup

Merrill Lynch & Co.
Wachovia Securities
Morgan Stanley
UBS Investment Bank
A.G. Edwards
Raymond James
RBC Capital Markets
Stifel Nicolaus